JOHN WILEY & SONS, INC.
2008 ANNUAL REPORT

Wiley's edge in publishing

WILEY

KNOWLEDGE FOR GENERATIONS™

During our bicentennial year, Wiley introduced the theme "Knowledge for Generations" to highlight our legacy. By promoting knowledge and understanding during the course of two centuries, Wiley has helped bring about transformation in the world around us.

The technological innovations we have helped advance are transforming our industry. Technology is enabling us to build enduring relationships with our stakeholders; leverage our capabilities across organizational and geographic boundaries; and serve our authors, partners, and customers better.

For the 2008 Annual Report, we have focused on the theme "Knowledge for Generations" as it relates to our present and future. Our prudent investments in enabling technology have resulted in many new business models, new revenue streams, and new ways to promote knowledge and understanding around the world.

As we embark on our third century of publishing, we are sharpening our competitive edge by becoming even more customer-centric and flexible as we continue to make a difference in the personal and professional lives of the constituencies we serve.





Wiley's
knowledge in
publishing

financial highlights

For the fiscal year ended April 30	2008	2007	% CHANGE
REVENUE [a]	$ 1,674,734,000	$ 1,234,641,000	36%
OPERATING INCOME [a]	$ 222,990,000	$ 161,304,000	38%
NET INCOME [a]			
ADJUSTED [b, c]	$ 128,873,000	$ 94,151,000	37%
GAAP	$ 147,536,000	$ 99,619,000	48%
EARNINGS PER DILUTED SHARE [a]			
ADJUSTED [b, c]	$ 2.17	$ 1.62	34%
GAAP	$ 2.49	$ 1.71	46%
RETURN ON EQUITY [a]			
ADJUSTED [b, c]	22%	21%	5%
GAAP	24%	21%	14%
DIVIDENDS PER SHARE			
CLASS A COMMON	$ 0.44	$ 0.40	10%
CLASS B COMMON	$ 0.44	$ 0.40	10%

2008 REVENUE
By Core Business


58%
Scientific, Technical, Medical, and Scholarly
28%
Professional/Trade
14%
Higher Education

2008 REVENUE
By Location of Customer


51%
United States
24%
Europe
13%
Asia
5%
Australia & New Zealand
4%
Canada
3%
Other

REVENUE ($ Millions)



$2,000
1,600
1,200
800
400
0
$1,675
13% CAGR
98 99 00 01 02 03 04 05 06 07[a] 08[a]

EARNINGS PER DILUTED SHARE (Adjusted)



$2.50
2.00
1.50
1.00
0.50
0.00
$2.17
18% CAGR
98[h] 99 00 01 02[f] 03[f,g] 04[e] 05[d] 06[d] 07[a,c] 08[a,b]

OPERATING INCOME ($ Millions)



$250
200
150
100
50
0
$223
17% CAGR
98[h] 99 00 01 02[f] 03[f] 04 05 06 07[a] 08[a]

STOCK PRICE (NYSE: JWA; 4/30 closing price)



50
40
30
20
10
$46.05
13% CAGR
98 99 00 01 02 03 04 05 06 07 08

CUMULATIVE TOTAL RETURN (Indexed)



JOHN WILEY & SONS, INC., CLASS A
RUSSELL 1000
DOW JONES WORLD PUBLISHING INDEX
220
180
140
100
60
$197
$156
$85
03 04 05 06 07 08

The above graph provides an indicator of the cumulative total return to shareholders of the Company's Class A Common Stock as compared with the cumulative total return on the Russell 1000 and the Dow Jones World Publishing Index, for the period from April 30, 2003, to April 30, 2008. The Company has elected to use the Russell 1000 Index as its broad equity market index because it is currently included in that index. Cumulative total return assumes $100 invested on April 30, 2003, and reinvestment of dividends throughout the period.

a. Includes the results of Blackwell Publishing (Holdings) Ltd. ("Blackwell") which was acquired on February 2, 2007.

b. The amounts reported for fiscal year 2008 exclude tax benefits of $18.7 million or $0.32 per diluted share associated with new tax legislation enacted in the United Kingdom and Germany that reduced the corporate income tax rates to 28% and 29%, respectively. The benefits recognized by the Company reflect the adjustments required to restate all applicable deferred tax balances at the new tax rates.

c. The amount reported for fiscal year 2007 excludes a $5.5 million tax benefit, or $0.09 per diluted share due to the resolution and settlements of certain tax matters with authorities in the U.S. and abroad.

d. The results for fiscal year 2005 exclude a $0.12 per diluted share tax charge associated with the repatriation of $94 million of dividends under the American Jobs Creation Act of 2004.

The results for fiscal year 2006 exclude a $0.12 per diluted share tax credit associated with the reversal of the 2005 tax charge

e. The amounts reported for fiscal year 2004 exclude a net tax benefit of $3.0 million, or $0.05 per diluted share, related to the resolution of certain state and federal tax matters and an adjustment to accrued foreign taxes.

f. Fiscal year 2002 and 2003 results exclude $12.3 million ($0.12 per diluted share) and $2.5 million ($0.02 per diluted share) of operating costs associated with the relocation of the Company's headquarters, respectively

g. The amounts reported for fiscal 2003 exclude a nonrecurring tax benefit of $12 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax-deductible net asset basis of certain European subsidiaries.

h. Fiscal Year 1998 excludes a gain from the sale of the U.S. law publishing program of $21.3 million, or $12.2 million after tax equal to $0.19 per diluted share

NOTE: The Company's management internally evaluates its operating performance excluding unusual and/or non-recurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. We also believe that excluding the effects of these tax benefits and other items provides a more balanced view of the underlying dynamics of our business. Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as an indicator of operating performance.

GAAP - U.S. Generally Accepted Accounting Principles
CAGR - Compound Annual Growth Rate

LibreDigital
The Internet Digital Warehouse for Publishers

MARK LOGIC


WILEY
2
Planning Your Trip to Argentina

taking custom content to the next level


al repository > access, assem tput > personalized solutions >

KNOWLEDGE PUSHES BOUNDARIES > Wiley has taken an important step to enable our vision of "All Wiley All the Time," which will allow customers to access, seamlessly assemble, output, and purchase any Wiley content whenever, wherever, and however they need and want it. In collaboration with leading technology partners, we will soon provide a fast-track solution for important new content management and delivery capabilities.

Wiley's Content Technology Initiative is creating an array of systems and services that will transform our ability to create, acquire, shape, and deliver from a single repository of all Wiley content, regardless of geographic origin or product type. Wiley's customers will soon be able to choose from select published content delivered in print, online, or downloaded to a computer or mobile device. Initial applications will focus on more efficient distribution of eBooks to resellers and an improved system for creating customized college textbooks, both set to launch by the end of the calendar year. More applications will follow. Going forward, our Content Technology Initiative will facilitate the development of many innovative, flexible, and customer-facing products, drawing on content from across Wiley's three core businesses around the world.


flexibility > conte

KNOWLEDGE EMPOWERS > Publishing is not a "one-size-fits-all" business. Students do not all learn in the same way. Professors have unique teaching styles. Student budgets vary dramatically. Wiley provides teaching and learning materials worldwide in a variety of formats, media, prices, and pedagogical approaches to address the diverse individual needs and preferences of students and faculty. We are interacting more directly with students and becoming more involved in the educational experience. We are bridging the gap between the classroom, library, and dorm room, enabling learning when and where it fits in busy schedules. In these ways, we are enhancing the value of our learning materials and making a positive impact on student success.

WileyPLUS provides an easy-to-use online workspace for presentations, study, homework, and assessment in which students receive immediate feedback and context-sensitive support to build confidence and understanding. Used by more than half a million students in over 16 countries, WileyPLUS is custom-tailored for different courses globally to target learning more specifically. The result? Nearly 90 percent of the 10,000 students we surveyed said that WileyPLUS improved their understanding of their course materials and helped them to achieve better grades. An instructor at Dalhousie University in Nova Scotia reported, "I have used WileyPLUS for two terms and have noted that the final average was significantly higher for students using WileyPLUS." According to a student at the University of Delaware, WileyPLUS brings "the book to life and helps you see things you can't see in just printed text...it made this course much more enjoyable, understandable."

WileyPLUS can be purchased as a lower-priced standalone, or at a nominal cost with a textbook. In addition to WileyPLUS, Wiley Visualizing and Wiley Pathways books are available at prices below the norm for traditional textbooks. Many of our titles are available in a less expensive, unbound, three-hole punched format, called Binder Editions. We currently publish most new textbooks as eBooks, available through CourseSmart, a new venture founded by Wiley and five other publishers that offers hundreds of titles on a common online platform. We also offer our eBooks through established vendors and on wiley.com, as Wiley Desktop Editions. All Wiley electronic textbooks are available at lower cost than the print versions.

styles

student

enhancing
success
by offering variety
and value


VISUALIZING
PHYSICAL
GEOGRAPHY
Digital
Textbook
Option
Course
PLUS


Frommer's
whatsonwhen
spend less see more
WROX
BLOX
離境
delivering
must-have information
when and
where it is
needed

KNOWLEDGE ENABLES DISCOVERY > Wiley is employing customer workflow research to develop branded content for use precisely when and where there is a need to know. By observing the ways in which our customers perform their business responsibilities, engage in lifelong learning experiences, and pursue their hobbies while using our products and services, we can better understand their needs and develop more finely tuned solutions. Through this interaction, our customers become co-creators without needing to write a single word.

Greater understanding has helped the Frommer's travel program grow from a print-on-paper guidebook business to one in which we are actively engaged with our customers throughout the travel cycle. Our travel newsletters, blogs, and online forums fuel their travel dreams, and they use our travel Web sites and guidebooks to plan their trips. During travel, customers use our print guides and podcast walking tours to enhance their experiences. Back home, they share their experiences with family and friends through our online trip journals and photo albums.

Frommer's delivers up-to-date guidance, tips, and news to mobile travelers via podcasts, audio and video recordings available as streaming content online, or as file downloads for MP3 players. Frommer's also powers the Borders Trip Recommender through the Travel Kiosks rolled out in Borders bookstores this spring, featuring touch-screen displays and digital tools that provide targeted travel information and help customers to plan vacations on the spot that match their interests.

To keep up with the fast pace of software releases and technological innovations, Wiley's WroxBlox pdf downloads provide customers with article-length information on cutting-edge topics well in advance of book publications. Written by the best in their fields, WroxBlox help customers get up to speed and stay up to date with the knowledge they need, on a wide variety of topics, at an affordable price.


research > discoverabil

KNOWLEDGE FOSTERS COLLABORATION >

Society partnerships are at the heart of Wiley's STMS business, also known as Wiley-Blackwell. Every year, more associations and learned societies choose to partner with us – this year alone, we signed new publishing agreements with societies for 65 journals and renewed or extended publishing contracts for 74 more. A notable 2008 addition is *CA: A Cancer Journal for Clinicians*, the most widely read professional publication (circulation 100,000) of the American Cancer Society, a long-time Wiley partner.

We work closely with societies to develop long-term strategies that maximize each publication's unique profile, reach, and influence. To help them maintain the highest standard of excellence, Wiley is a leader in global industry initiatives such as Cross-Check, a service administered by CrossRef, the collaborative reference-linking service, that helps detect plagiarism in submitted journal articles.

With our society partners, Wiley is venturing onto new ground by focusing more keenly on the user experience and blending user-generated content with expert contributions. For example, Wiley's new quarterly magazine with the Association of Women's Health, Obstetric and Neonatal Nurses, *Health For Women* (www.Health4WomenOnline.com), benefits by the established communication and trust between nurses and patients at medical offices and clinics in the U.S. and Canada. Wachter's World (www.the-hospitalist.org/blogs), a blog Wiley publishes with Dr. Robert M. Wachter, co-founder of the Society of Hospital Medicine, a publishing partner, engages physicians on current issues in hospital care and inpatient medicine.

With institutional libraries the largest market for STMS content, Wiley convenes semi-annual advisory boards around the world, composed of prominent members of the international library community. Our Library Advisory Board provides insight that we share with our society partners about the needs of our readers. The Board also provides input regarding product and policy development.

Another forum for maintaining vibrant partnerships is the Executive Seminar series started by Blackwell and expanded as part of Wiley. This year, we sponsored events in Washington, D.C., London, Tokyo, Seoul, and Copenhagen. Hundreds of society executives and editors with whom we publish, as well as potential partners have attended to hear industry leaders address trends and innovations in society publishing.




CA
A Cancer Journal for Clinicians
Cancer Statistics, 2008
health for women
Wachter's World
cross check

building enduring
relationships with

society

building a better world through responsible corporate citizenship


Corporate Social Responsibility and Environmental Management
Green Living For DUMMIES
REGIONS
HINARI
OARE


sustainability > community > values > ethics > philanthropy

KNOWLEDGE INSPIRES CHANGE > Sustainability is not a new concept at Wiley, a company that has prospered for more than 200 years. We are well known around the world for our leadership in responsible corporate governance, ethical business practices, and philanthropic activities that benefit the communities in which we are located. Wiley is actively engaged in various industry initiatives related to the environment, such as responsible paper purchasing practices. Through our leadership in programs such as HINARI, AGORA, and OARE, we help provide online information to researchers in developing nations who might otherwise not be able to afford access. In 2006, Blackwell became the first publisher to become carbon neutral through offsets, a designation that was renewed this past year by Wiley. Last, but not least, we publish a significant collection of titles on sustainability-related topics that add to the global discourse.

This is an opportune time to evaluate our practices and develop company-wide strategies and programs to manage various social, economic, and environmental challenges we encounter in our business. We created a team to lead this initiative and engaged Business for Social Responsibility (www.bsr.org), a global leader in corporate responsibility consulting and research that helps its 250 member companies develop sustainable business strategies. We are in the process of identifying and prioritizing opportunities to improve our processes and practices, based on business conditions, benchmarking the approaches of peer companies, performing an internal assessment, and identifying metrics to gauge our progress.

to our shareholders

Fiscal year 2008 was a transformative year, as reflected in Wiley's record results. Revenue increased 36% over the previous year to $1.7 billion, up from $1 billion just two years ago. Excluding Blackwell, revenue for the fiscal year increased 5%, with favorable foreign exchange contributing 2% to the year-on-year growth. On a U.S. GAAP basis, earnings per diluted share for fiscal year 2008 was $2.49, compared to $1.71 in fiscal year 2007. Excluding Blackwell and various tax benefits, adjusted earnings per diluted share improved 15% to $1.89. Blackwell's performance was accretive to fiscal year 2008 earnings per dilutive share by approximately $0.29, excluding non-recurring tax benefits. Free cash flow of $117 million for the year, including discretionary pension contributions of approximately $48 million to the Company's U.S. and U.K. statutory plans, was principally used to repay debt of $158 million and pay dividends of $26 million. Outstanding debt on April 30, 2008, was $842 million, down significantly from $1.2 billion at the time of the Blackwell acquisition in February 2007.

BLACKWELL SURPASSES EXPECTATIONS

Blackwell was the primary driver of Wiley's strong results in fiscal year 2008. Revenue of approximately $485 million and operating income of $63 million contributed approximately $0.55 to Wiley's full-year adjusted earnings per diluted share, or $0.29, excluding one-time tax benefits, compared to dilution of $0.02 per share in the previous year. Included in operating expenses for the year were approximately $21 million of transition and integration-related costs.

By just about every measure, Blackwell's results exceeded our expectations. We are particularly pleased with our ability to attract and retain society partners; over the course of the year, we added 65 society journals, renewed or extended 74 journals, and lost only 3 journals to competitors. These impressive results were accomplished during a year of transition. Wiley and Blackwell colleagues around the world are collaborating effectively to serve our authors, society partners, and customers.

In January, the Company announced our plan for a combined, enhanced, and rebranded online platform to support our global Scientific, Technical, Medical, and Scholarly business (STMS, also known as Wiley-Blackwell). The first phase will be available to all Wiley and Blackwell customers beginning in July 2008, when all of Blackwell Synergy's content and customers will be included in Wiley InterScience. The new enhanced service will be launched early in 2009. Book distribution and customer service have been fully integrated into Wiley's operations in the U.S., Canada, Europe, Asia, and Australia, resulting in costs savings, service improvements, and incremental sales. Off-shoring activities accelerated throughout the year, particularly journal production in Singapore and printing in Asia, where approximately half of the STMS journals are now printed.

THREE GLOBAL BUSINESSES

Clearly, Blackwell was the highlight of fiscal year 2008, but there is much more to this chapter in Wiley's history, as the Company continues to evolve as a global enterprise. We have been implementing a global organizational structure across Wiley's three core businesses. By leveraging our content services and capabilities around the world, we can better serve our authors, society partners, and customers, while increasing revenue, profitability, and return on investment, and enhancing our position as *the place to be.* In fiscal year 2009, we anticipate reporting our Company's financial and operating results as three global business segments.

STMS: Now the largest of our three core businesses, STMS serves the world's research and scholarly communities, and is the largest publisher for professional and scholarly societies. Its programs encompass journals, books, major reference works, databases, and laboratory manuals, offered in print and electronically. Through our Wiley InterScience online platform, we provide our customers access to a broad range of content, including 1,400 journals; two million articles; 5,000 online books and major reference works; 10,000 laboratory protocols; and digital backfiles going back as far as 200 years.

Wiley's global STMS revenue grew 74% in fiscal year 2008 to $978 million, including Blackwell, or 6% excluding Blackwell. U.S. STM revenue grew 2% over prior year to $235 million. Revenue growth in the U.S. was attributable to moderate journal subscription growth, offset by softness in book sales and advertising revenue. In Asia, fiscal year 2008 offered the first glimpse of the powerful combination of Wiley and Blackwell, as revenue growth was strong, especially in Southeast Asia, China, and India. STMS journals and *The Cochrane Library*, an evidence-based medicine collection, contributed to growth in Europe.




WILEY
JWA
LISTED
NYSE
JWB
LISTED
NYSE

William J. Pesce addresses Wiley colleagues and friends. > Ringing in our bicentennial year at the New York Stock Exchange.

P/T: Our Professional/Trade business serves professionals and consumers alike, producing books, subscription content, and information services, in all media. Our portfolio of global brands includes For Dummies, Frommer's, Betty Crocker, Pillsbury, CliffsNotes, Webster's New World, J.K. Lasser, Jossey-Bass, Pfeiffer, and Sybex. Subject areas include business, technology, architecture, professional culinary, psychology, education, travel, health, religion, consumer reference, and general interest.

Wiley's global P/T revenue increased 3% to $469 million, with strong showings in Europe and Asia. U.S. P/T revenue advanced slightly to $395 million from $391 million in the previous year. U.S. P/T delivered solid results for the first nine months, but the fourth quarter was adversely affected by a combination of sluggish market conditions and tight inventory management by some key accounts. Despite the challenging fourth quarter, the business, psychology, technology, and general interest programs turned in strong results for the year, as did sales of rights and brand licensing. In Europe, indigenous publishing programs drove the growth, particularly For Dummies titles. In addition, Frommer's is building market share in the U.K. travel market. P/T revenues were strong across almost all territories in Asia.

It was a strong year for P/T digital initiatives, including the launch of the Webster's New World Web site and J.K.Lasser.com. Frommers.com included its first sponsored microsite, Family Vacations with Sheraton Hotels, as well as a custom site for Rail Europe, and a blog by Arthur Frommer, featuring travel resources, tips, travel bargains, and current events. Nonetheless, P/T is still primarily a global print book business. Notable Wiley titles during 2008 included Fred Kaplan's *Daydream Believers: How a Few Grand Ideas Wrecked American Power*; Jim Hightower's *Swim Against the Current: Even a Dead Fish Can Go With the Flow*; Mark Bittman's *How to Cook Everything Vegetarian*; the fifth title in the best-selling Little Book series, *The Little Book That Builds Wealth: The Knockout Formula for Finding Great Investments* by Pat Dorsey; *Ready, Fire, Aim: Zero to $100 Million in No Time Flat* by Michael Masterson; *How: Why How We Do Anything Means Everything...in Business (and in Life)* by Dov Seidman; and *The Architect's Handbook of Professional Practice*, 14th edition.



WILEY
1807 2007



Raising our bicentennial banner on the Great Wall of China. > Peter Booth Wiley celebrates 200 years of publishing.

HE: In Higher Education, Wiley's mission is to help teachers teach and students learn. Our Higher Education business serves teachers, undergraduate and graduate students, and lifelong learners. We publish educational materials in all media, notably through WileyPLUS, our integrated online suite of teaching and learning resources. Wiley publishes higher education learning materials in the sciences, engineering, mathematics, business/accounting, geography, computer science, statistics, education, psychology, and modern languages.

Globally, Higher Education increased 5% for the full year to $227 million. U.S. Higher Education revenue increased 1% in fiscal year 2008 to $165 million. Solid performances by the science and business/accounting programs, sales of Microsoft Official Academic Course books, and the sale of translation rights and reprints were offset by backlist attrition in mathematics, engineering, and the social sciences. The year ended on a positive note with a strong fourth quarter, driven primarily by the continued success of WileyPLUS. HE sales were strong in Europe, China, India, Thailand, Japan, Indonesia, Canada, and Australia. Forty percent of the highly successful Visualizing titles, published in conjunction with National Geographic, are selling with WileyPLUS.

WileyPLUS sales increased 35% over prior year, with digital-only sales nearly doubling. Student usage around the world continued to climb sharply, with registered users increasing 10% in the U.S. and more than doubling outside the U.S. Seventeen percent of the WileyPLUS user base is located outside the U.S. WileyPLUS ended the year with a milestone achievement, the validation of the 500,000th student user in April. Online sales directly to students also grew significantly. During the year, Wiley was one of six publishers to launch CourseSmart, which provides thousands of textbooks in eTextbook format on a common platform.

WILEY'S "EDGE" IN PUBLISHING

Throughout the year, as Wiley was deeply engaged in the process of integrating the largest acquisition in the Company's 200-year history, we led our businesses in intensely competitive markets; continued Wiley's evolution as a global enterprise; invested in our future; and reported record financial results. Our colleagues have been able to navigate the year's challenges with the dedication, commitment, and professionalism that distinguish Wiley.

During the past year we had the privilege to celebrate our Bicentennial with Wiley colleagues around the world. Our interaction with them confirmed our strongly held view that Wiley's culture is indeed a powerful source of sustainable competitive advantage.

Our colleagues work together to make a difference in the personal and professional lives of human beings. Wiley's mission is about teaching, learning, enlightening, enriching, and informing. Our publications have opened many new frontiers for readers to explore. Last fall, we were proud to learn that nine of 2007's Nobel Prize winners are members of Wiley's author community, joining more than 350 Nobel Laureates who have published with us over the years, representing every category in which the prize is awarded (Literature, Economics, Physiology/Medicine, Chemistry, Physics, and Peace). Our collaboration with this esteemed group reflects Wiley's unwavering commitment to publishing "must-have" content and sharing it with readers around the world.

As we embark on our third century, we are becoming more customer-centric, more flexible, and more dynamic in our interactions with the constituencies we serve. Enabled by technology and the creativity of our colleagues, we are providing more access to more content to more people than ever before in our history. Publishing at Wiley has certainly evolved, but our core values still endure, providing a rock-solid foundation for future growth and prosperity.

Sincerely,

William J. Pesce
President and Chief Executive Officer

Peter Booth Wiley
Chairman of the Board



charles r. ellis
1935-2008

Charles R. Ellis, President and CEO of Wiley from June 1990 until May 1998, died in Paris on May 4, 2008, after a battle with cancer.

Charles led the company from the difficult days of the late 1980s into the sustained period of growth and profitability that continues into the present. On his watch, Wiley executed the acquisition of VCH Publishing Group and Alan R. Liss, raising its stature as an STM publisher considerably; was listed on the NYSE; and launched its first online ventures. In the year of Charles's retirement, the *Financial Times* ranked Wiley as the world's 27th most respected company.

Beyond his role at Wiley, Charles was an insightful and indefatigable advocate for the publishing community worldwide. With his considerable diplomatic skills and a cosmopolitan perspective enhanced by his early European experiences with Pergamon Press and Elsevier, Charles was notably effective as Vice President of the International Publishers Association (IPA) and Chairman of the Association of American Publishers (AAP), which in 1998 presented him with its highest honor, the Curtis Benjamin Award for Creative Publishing. He was a staunch defender of copyright, seeing it as essential to the encouragement and rewarding of creativity, and he played an important role in developing the Digital Object Identifier (DOI) system, which facilitates the tracking of content use and the enforcement of copyright laws online.

A graduate of Princeton University, Charles was initially attracted to a life in the academic world, and many of his lifelong beliefs were informed by his work as secretary to Bertrand Russell during the establishment of the Campaign for Nuclear Disarmament. In publishing, he found an ideal way to honor his intellectual and ethical values while meeting the practical needs of raising a family. Those with the good fortune to have worked with this decent, charming, and thoughtful man will not forget him.

wiley
vision

John Wiley & Sons, Inc., aspires to be a valued and respected provider of products and services that make important contributions to advances in knowledge and understanding, a role that is essential to progress in a healthy and prosperous society. While fulfilling this role, we strive to build lasting, collaborative relationships with all of our stakeholders. We are dedicated to sustaining Wiley's performance-driven culture, which requires our unwavering commitment to the highest standard of ethical behavior and integrity in everything we do.

MISSION

Wiley provides must-have content and services to professionals, scientists, educators, students, lifelong learners, and consumers worldwide. Wiley is dedicated to serving our customers' needs, while generating attractive intellectual and financial rewards for all of our stakeholders — authors, colleagues, partners, and stockholders.

VALUES

Founded in 1807, during the presidency of Thomas Jefferson, Wiley has evolved into one of the world's most respected publishing companies. We strongly believe in the enduring value of collaborative relationships, built on a solid foundation of trust and integrity. We strive to be the very best at all that we do, which strengthens our competitive position and results in consistently strong performance.

Wiley's strength is based on the efforts and accomplishments of a diverse group of people who are distinguished by their integrity, creativity, talent, initiative, and dedication.

- We are responsible to our customers, who rely on the quality of our products and services to meet their needs. Service must be prompt and efficient and prices should be reasonable.
- We are responsible to our authors and partners, who collaborate with us to create high-quality products and services, and who deserve appropriate recognition and compensation for their efforts.
- We are responsible to our colleagues, whom we respect as human beings first, professionals second. We must provide a reasonable sense of security, pleasant and safe working conditions, fair compensation and benefit programs, and opportunities for professional growth.
- We are responsible to our shareholders, who should realize a fair return on their investments. Investors can rely on a highly capable leadership team and an independent Board of Directors distinguished by their commitment to effective governance, ethical behavior, and integrity in all that we do.
- We are responsible to the communities in which we work. These communities should benefit from our good citizenship, including our support of educational and cultural organizations.

GOALS AND STRATEGIES

Wiley has achieved superior results and continues to grow by focusing on three overarching goals:

- Building long-term relationships with our customers
- Increasing profitability, cash flow, and return on investment
- Enhancing Wiley's position as *the place to be* for all of our stakeholders.

We are realizing these goals through the following strategies:

- *Exploiting our global positions and brands* by collaborating across our organization and constantly striving to improve the quality of our products and services around the world
- *Capitalizing on the connections among our core businesses* — Professional/Trade; Scientific, Technical, Medical, and Scholarly, also known as Wiley-Blackwell; and Higher Education — to better serve customers and drive growth
- *Pursuing partnerships and alliances with highly regarded organizations* to add content, services, and capabilities to our portfolio
- *Building on our successful track record with acquisitions* by consummating transactions that are strategic and financially responsible, and executing our integration plans effectively by adhering to a best practices approach
- *Leveraging our investments in technology* to create value for our customers, facilitate communication with our stakeholders, and increase productivity throughout the Company.


Amish
SEIDMAN
how
NEVER GIVE UP
My Stroke, My Recovery & My Return to the NFL
In Color
Digital SLR Cameras & Photography
FOR
Betty Crocker
cookbook
heart health edition
WeightWatchers' All-Time
Frommer's
Italy 2008

making a difference in the personal and professional lives of our


architecture
CHINA INTO THE FUTURE
THE GREEN MARKETING MANIFESTO
JOHN GRANT
$1 MILLION FOR LIFE
The Shopaholic's Buying Online 2008
Börse
DUMMIES
The THREE SIGNS of a Miserable Job
PATRICK LENCIONI
CCNA
Cisco Certified Network Associate STUDY GUIDE

argeted audiences > professional and trade

PRODUCTS

Books, subscription content, and information services in all media. Subject areas include business, technology, architecture, professional culinary, psychology, education, travel, health, religion, consumer reference, pets, and general interest.

CUSTOMERS

Professionals, consumers, and students worldwide.

DISTRIBUTION

Multiple channels globally, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites.

BRANDS/FRANCHISES

For Dummies, Jossey-Bass, Frommer's, Betty Crocker, Pillsbury, CliffsNotes, Webster's New World, Visual, Howell Book House, J.K. Lasser, Unofficial Guide, Pfeiffer, Wrox, Architectural Graphic Standards, Capstone, Wrightbooks, Audel, Sybex, Wiley Nautical, Whatsonwhen, Fisher Investments Press.

PUBLISHING CENTERS

Australia, Canada, Germany, Singapore, U.K., and U.S.

STRATEGIES

Build core publishing categories through organic growth and acquisition.

Strengthen and expand strategic alliances and franchise products globally.

Develop and grow industry-leading brands; expand their reach through partnerships and electronic platforms.

Capitalize on global organization to manage key accounts and coordinate local operations globally.

Leverage the Internet for online sales, advertising revenue from branded sites, and content licensing.

Expand electronic publishing activities, focusing on key franchises, alliances, and brands.

Grow custom and proprietary publishing business.

Expand Asian publishing programs, including translations, co-publishing, and English-language reprints.

Develop new products and services that leverage both multi-channel print sales capabilities and/or electronic/digital capabilities.

Generate savings and drive productivity improvements by expanding off-shoring and outsourcing of various content-management, manufacturing, and shared support services.

FISCAL YEAR 2008 HIGHLIGHTS

Increased global Professional/Trade revenue by 3% to $469 million, driven by our business, general interest, and psychology programs, as well as brand licensing and global rights.

Grew online business significantly through advertising and licensing of Frommer's, Whatsonwhen, and For Dummies content.

Extended Frommer's brand with blogs, interactive maps, and audio walking tours; Arthur Frommer's blog named to *New York Post* "10 top web sites for travelers in 2008" list.

Launched several digital initiatives, including The Leadership Challenge Leadercast Series of podcasts supporting the Leadership Challenge franchise; Student LPI (Leadership Practices Inventory) Online; Sybex TestSuccess online preparation material for technology certification exams; WroxBlox downloadable pdfs on cutting-edge technology topics; and For Dummies audio language CDs.

Launched Web sites for Webster's New World (webstersnewworld.com), featuring online catalog, "Word of the Year" selections and archives, and radio interviews; and for J.K. Lasser (jklasser.com), featuring content, services, and community features.

Signed agreement to launch Fisher Investments Press imprint with Ken Fisher, CEO of Fisher Investments and author of best-selling Wiley title *The Only Three Questions That Count: Investing by Knowing What Others Don't.*

PRODUCTS

Educational materials in all media for two- and four-year colleges and universities, for-profit career colleges, and advanced placement classes, as well as for secondary schools in Australia.

CUSTOMERS

Undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide, and secondary school students in Australia.

DISTRIBUTION

Multiple channels including college bookstores, online booksellers, and direct sales to customers.

BRANDS/FRANCHISES

Wiley, Wiley/Jossey-Bass, WileyPLUS, CATALYST, WileyFLEX, Wiley Desktop Editions, Wiley Visualizing, Wiley Pathways, Business Extra Select, Wiley/MOAC, Jacaranda

STRATEGIES

Grow market positions in all disciplines.

Develop and promote products, services, tools, and business models that deliver value to our customers and promote Wiley brand loyalty.

Expand market penetration and reach of WileyPLUS globally.

Offer products in a variety of formats, both print and electronic, to provide customers with choices.

Leverage partnerships for expansion into new markets.

Expand custom publishing business.

Increase sales of Higher Education products into non-traditional college channels, including career colleges, advanced placement classes, and continuing education.

Grow Higher Education worldwide through adaptations, translations, and indigenous publishing.

Tap opportunities in growth markets in Asia and the Middle East.

Generate savings and drive productivity improvements by expanding off-shoring and outsourcing of manufacturing and shared support services.

PUBLISHING CENTERS

Australia, Canada, India, U.K., and U.S.

FISCAL YEAR 2008 HIGHLIGHTS

Increased global Higher Education revenue 5% to $227 million. Strong sales in accounting, the sciences, and content licensing, and of Microsoft Official Academic Course (MOAC) titles, contributed to the results.

Continued to lower costs through off-shore composition, improved vendor terms, and electronic product delivery.

Increased overall WileyPLUS revenue by 35%, and WileyPLUS e-commerce revenue by 80%; the number of WileyPLUS users exceeded 500,000.

Overall activity of the Wiley Faculty Network (WFN), a peer-to-peer resource to help instructors use Wiley technology products effectively, grew by 62%; nearly twice the number of faculty members registered for WFN Virtual Guest Lectures as in prior year.

Signed publishing agreement for online courses with Gatlin Education Services (GES), world's largest provider of online workforce development programs.

Partnered with Scholastic to create Wiley/Scholastic Library of Children's Books for adopters of the Wiley textbook Flint/ *Literate Lives: Teaching Reading and Writing in the Elementary Classroom.*

Joined with five other publishers to create CourseSmart, an online ecommerce portal used to sell products and distribute complimentary copies of textbooks to professors electronically.


Dicho y hecho
MATLAB
BIOCHEMISTRY
Life at the Molecular Level
WARFIELD
WEYGANDT
KIESO
MANAGERIAL
ACCOUNTING
Windows Vista Configuration
Microeconomics

higher education > helping teacher


ORGANIZATIONAL BEHAVIOUR
SCHERMERHORN JR
HUNT · OSBORN
WILEY
Human Resource Management
WILEY
PRINCIPLES OF Accounting
WEYGANDT
CHALMERS
MITRIONE
YUEN
FYFE
WILEY
LEE
¡Con brío!
WILEY
PRINCIPLES OF ANATOMY AND PHYSIOLOGY
GERARD J TORTORA
BRYAN DERRICKSON

teach and students to learn

PRODUCTS

Journals, encyclopedias, books, databases, and laboratory manuals in the life sciences, physical sciences, social sciences, medicine, the humanities, engineering, dentistry, veterinary science, nursing, and other research-based professions, delivered in print and online.

CUSTOMERS

Academic, corporate, government, and public libraries; researchers; clinicians; engineers and technologists; scholarly and professional societies; students; and professors worldwide.

DISTRIBUTION

Multiple channels including libraries, library consortia, subscription agents, bookstores, online booksellers, and direct sales to customers.


ESSENTIAL EVIDENCE PLUS

BRANDS/FRANCHISES

Imprints: Wiley, Wiley-Blackwell, Wiley-VCH, Blackwell Publishing, 5 Minute Vet Consult, BMJ Books, BPS-Blackwell, Blackwell Synergy, Ernst & Sohn, GIT Verlag, IEEE Press, IFT Press, ISTE, Le Jacq, Polity, UK Vet, Verlag Chimica Acta, Wiley AcerS, Wiley AIChE. Other brands include Wiley InterScience, Essential Evidence Plus (formerly InfoPOEMs), PharmaFile, The Cochrane Library.

PUBLISHING CENTERS

Australia, Germany, Singapore, U.K., and U.S.

STRATEGIES

Develop and manage as a global business.

Partner with medical, scholarly, and professional societies.

Provide superior support to customers and clients.

Expand online content portfolio and enhance it with additional tools and services to improve researchers' and professionals' productivity.

Make content and services more accessible via enhanced online platforms.

Create new online business models and services.

Collaborate with online enterprises that add value to Wiley InterScience and to the new Wiley-Blackwell platform that will replace it in 2009.

Expand online offerings of book backfiles and legacy reference works.

Build advertising-supported publications business.

Grow business in Asia, adding new customers, authors, and publishing programs.

Generate savings and drive productivity improvements by expanding off-shoring and outsourcing of various content-management, manufacturing, and shared support services.

FISCAL YEAR 2008 HIGHLIGHTS

Increased global revenue for STMS (also known as Wiley-Blackwell) by 74% to $978 million, or 6% excluding Blackwell. Blackwell's revenue for

(continued on page 26)


COGNITIVE SCIENCE
The RAND Journal of Economics
Summer 08
Pacific Focus
MOLECULES THAT CHANGED THE WORLD
Handbook of Heterogeneous Catalysis
MOLECULES AND MEDICINE
Atlas
A Visual Guide to the Human Central Nervous System

scientific, technical, medical, and scholarly > providing service


ESSENTIALS OF ECOLOGY
Tilley & Smith
Mass Spectral and GC Data
Mass Spectral and GC Data
health for women
European Journal of
American Anthropologist

ınd must-have content to researchers and practitioners and their scholarly and professional societies in research-based professions


The THREE SIGNS of a Miserable Job
PATRICK LENCIONI
CHEMSUSCHEM
Clinical Periodontology and Implant Dentistry

STMS 2008 HIGHLIGHTS

(continued from page 24)

FY 2008 was $485 million, the vast majority of which is included in global STMS.

Wiley InterScience visits grew by 60%, with journal article downloads increasing by 22% to 47 million and nonjournal content downloads increasing by 18% to 7.5 million. Similarly, journal article downloads on Blackwell's online platform, Blackwell Synergy, grew by 14% to 71.5 million; Blackwell's online book program, launched in October 2006, had 1.5 million accesses in the past year.

The number of books available online through Wiley InterScience continued to grow, with over 6,000 titles now available, including over 1,500 from the former Blackwell.

Signed new publishing agreements for 65 journals with societies including the American Association of Anatomists, the American Anthropological Association (AAA), the Cognitive Science Society, the International Union of Biochemistry and Molecular Biology, the RAND Corporation, the Royal Statistical Society, the Society of Academic Emergency Medicine, the Statistical Society of Canada, and the Triological Society, among others.

Renewed or extended publishing contracts for 74 journals with societies including the American Association for the Study of Liver Diseases, the American Cancer Society, the American Institute of Chemical Engineers, The Cochrane Library, the German Pharmaceutical Society, the International Society on Thrombosis and Haemostasis, the Pathological Society, the Policy Studies Organisation, the Royal Entomological Society, the Society for Applied Microbiology, the Scandinavian Plant Physiology Society, the Society for Research in Child Development, the Society for the Study of Addiction, and the Society of Plastics Engineers.

Launched 25 new journals and other serial publications, including *Biofuels, Bioproducts and Biorefining* (*Biofpr*, in collaboration with the Society of Chemical Industry), *ChemSusChem*, *Current Protocols in Stem Cells*, and *Health for Women*.

Launched several other key products, including Essential Evidence Plus, an enhanced version of the evidence-based medicine point-of-care resource InfoPOEMs with InfoRetriever, and *Mass Spectral Collections of Drugs*, the most comprehensive such reference, in print and on CD-ROM.

Sponsored Wiley-Blackwell Executive Seminars, for executives and editors of professional and scholarly societies, in London, Washington, D.C., Copenhagen, Seoul, and Tokyo.

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: April 30, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from to
Commission file number 1-11507

JOHN WILEY & SONS, INC.

(Exact name of Registrant as specified in its charter)

NEW YORK	13-5593032
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
111 River Street, Hoboken, NJ	07030
Address of principal executive offices	Zip Code

(201) 748-6000

Registrant's telephone number including area code

Securities registered pursuant to Section 12(b) of the Act: Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $1.00 per share	New York Stock Exchange
Class B Common Stock, par value $1.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes |X| No | |

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes | | No |X |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No | |

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. | |

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer |X| Accelerated filer | | Non-accelerated filer | |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes | | No |X|

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, October 31, 2007, was approximately $1,943,059,902. The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's Class A and Class B Common Stock as of May 31, 2008 was 49,006,732 and 9,645,765 respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on September 18, 2008, are incorporated by reference into Part III of this form 10-K.

JOHN WILEY AND SONS, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED APRIL 30, 2008
INDEX

PART I

Item 1. Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise.)

The Company is a global publisher of print and electronic products, providing content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, medical and scholarly journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Further description of the Company's business is incorporated herein by reference in the Management's Discussion and Analysis section of this 10-K.

Employees

As of April 30, 2008, the Company employed approximately 4,800 persons on a full-time basis worldwide.

Financial Information About Industry Segments

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Financial Information About Foreign and Domestic Operations and Export Sales

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Item 1A. Risk Factors

This section describes the major business risks to the Company and should be carefully considered.

Cautionary Statement Under the Private Securities Litigation Reform Act of 1995:

This 10-K and our Annual Report to Shareholders for the year ending April 30, 2008 report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. In addition, the Company provides forward-looking statements in other materials released to the public as well as oral forward-looking information. Statements which contain the words anticipate, expect, believes, estimate, project, forecast, plan, outlook, intend and similar expressions constitute forward-looking statements that involve risk and uncertainties. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements.

Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key retailers; (vi) the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Operating Costs and Expenses

The Company has a significant investment, and cost, in its employee base around the world. The Company offers competitive salaries and benefits in order to attract and retain the highly skilled workforce needed to sustain and develop new products and services required for growth. Employment and benefit costs are affected by competitive market conditions for qualified individuals, and factors such as healthcare, pension and retirement benefits costs. The Company is a large paper purchaser, and paper prices may fluctuate significantly from time-to-time. The Company attempts to moderate the exposure to fluctuations in price by entering into multi-year supply contracts and having alternative suppliers available. In general, however, any significant increase in the costs of goods and services provided to the Company may adversely affect the Company's costs of operation.

Protection of Intellectual Property Rights

Substantially all of the Company's publications are protected by copyright, held either in the Company's name, in the name of the author of the work, or in the name of the sponsoring professional society. Such copyrights protect the Company's exclusive right to publish the work in the United States and in many countries abroad for specified periods, in most cases the author's life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 50 years for works published thereafter. The ability of the Company to continue to achieve its expected results depends, in part, upon the Company's ability to protect its intellectual property rights. The Company's results may be adversely affected by lack of legal and/or technological protections for its intellectual property in some jurisdictions and markets.

Maintaining the Company's Reputation

Professionals worldwide rely upon many of the Company's publications to perform their jobs. It is imperative that the Company consistently demonstrates its ability to maintain the integrity of the information included in its publications. Adverse publicity, whether or not valid, may reduce demand for the Company's publications.

Trade Concentration and Credit Risk

In the journal publishing business, subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Cash is generally collected in advance from subscribers by the subscription agents and is remitted to the journal publisher, including the Company, generally prior to the commencement of the subscriptions. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 20% of consolidated book and journal revenue and no one agent accounts for more than 8% of total consolidated revenue.

The Company's business is not dependent upon a single customer; however, the industry is concentrated in national, regional, and online bookstore chains. Although no one book customer accounts for more than 6% of consolidated book and journal revenue, the top 10 book customers account for approximately 19% of total consolidated revenue and approximately 39% of total gross trade accounts receivable at April 30, 2008. Payments for the sale of journals are predominantly collected in advance.

Changes in Regulation and Accounting Standards

The Company maintains publishing, marketing and distribution centers in Asia, Australia, Canada, Europe and the United States. The conduct of our business, including the sourcing of content, distribution, sales, marketing and advertising is subject to various laws and regulations administered by governments around the world. Changes in laws, regulations or government policies, including taxation requirements and accounting standards, may adversely affect the Company's future financial results.

Introduction of New Technologies or Products

Media and publishing companies exist in rapidly changing technological and competitive environments. Therefore, the Company must continue to invest in technological and other innovations and adapt in order to continue to add value to its products and services and remain competitive. There are uncertainties whenever developing new products and services, and it is often possible that such new products and services may not be launched or if launched, may not be profitable or as profitable as existing products and services.

Competition for Market Share and Author and Society Relationships

The Company operates in highly competitive markets. Success and continued growth depends greatly on developing new products and the means to deliver them in an environment of rapid technological change. Attracting new authors and societies, while retaining our existing relationships are also critical to our success. We believe the Company is well positioned to meet these business challenges with the strength of our brands, our reputation and innovative abilities.

Effects of Inflation and Cost Increases

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. To mitigate the effect of cost increases, the Company may take various steps to reduce development, production and manufacturing costs. In addition, the selling prices for our products may be selectively increased as marketplace conditions permit.

Ability to Successfully Integrate Key Acquisitions

The Company's growth strategy includes title, imprint and business acquisitions which complement the Company's existing businesses; the development of new products and services; designing and implementing new methods of delivering products to our customers, and organic growth of existing brands and titles. Acquisitions may have a substantial impact on costs, revenues, cash flows, and financial position such as, the Company's acquisition of Blackwell Publishing (Holdings) Ltd. ("Blackwell") more fully described in Note 4 of the annual report. Acquisitions involve risks and uncertainties, including difficulties in integrating acquired operations and in realizing expected opportunities, diversions of management resources and loss of key employees, challenges with respect to operating new businesses, debt incurred in financing such acquisitions, and other unanticipated problems and liabilities.

Attracting and Retaining Key Employees

The Company's success is highly dependent upon the retention of key employees globally. In addition, we are dependent upon our ability to continue to attract new employees with key skills to support the continued organic growth of the business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company occupies office, warehouse, and distribution facilities in various parts of the world, as listed below (excluding those locations with less than 10,000 square feet of floor area, none of which is considered material property). All of the buildings and the equipment owned or leased are believed to be in good condition and are generally fully utilized.

Location	Purpose	Approx. Sq. Ft.	Lease Expiration
Leased			
Australia	Office	26,000	2018
	Office	33,000	2020
	Warehouse	68,000	2016
Canada	Office & Warehouse	87,000	2011
	Office	19,000	2010
England	Warehouse	81,000	2012
	Office	63,000	2027
	Office	17,000	2025
	Warehouse	146,000	2021
Singapore	Office & Warehouse	61,000	2010
	Office	15,000	2008
Germany	Office	19,000	2013
	Office	29,000	2009
India	Warehouse	12,000	2010
United States:			
New Jersey	Corporate Headquarters	383,000	2017
New Jersey	Distribution Center & Office	185,000	2020
New Jersey	Warehouses	380,000	2021
Indiana	Office	116,000	2019
California	Office	38,000	2012
Massachusetts	Office	49,000	2017
Owned			
Germany	Office	58,000	
England	Office	49,000	
	Office	21,000	
Iowa	Office & Warehouse	27,000	

Item 3. Legal Proceedings

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Item 4. **Submission of Matters to a Vote of Security Holders**

No matters were submitted to the Company's security holders during the last quarter of the fiscal year ended April 30, 2008.

PART II

Item 5. **Market for the Company's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities**

The Quarterly Share Prices, Dividends, and Related Stockholder Matters listed in the index on page 10 are incorporated herein by reference.

Item 6. **Selected Financial Data**

The Selected Financial Data listed in the index on page 10 is incorporated herein by reference.

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 10 are incorporated herein by reference.

Item 7A. **Quantitative and Qualitative Disclosures About Market Risk**

The information appearing under the caption "Market Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 10 is incorporated herein by reference.

Item 8. **Financial Statements and Supplemental Data**

The Financial Statements and Supplemental Data listed in the index on page 10 is incorporated herein by reference.

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The following financial statements and information appearing on the pages indicated are filed as part of this report:

Other schedules are omitted because of the absence of conditions under which they apply or because the information required is included in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Business, Financial Condition and Results of Operations

The Company is a global publisher of print and electronic products, providing content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, medical and scholarly journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Business growth comes from a combination of title, imprint and business acquisitions which complement the Company's existing businesses; from the development of new products and services; from designing and implementing new methods of delivering products to our customers; and from organic growth of existing brands and titles.

Core Businesses

Professional/Trade:

The Company's Professional/Trade business acquires, develops and publishes books and subscription products in all media, in the subject areas of business, technology, architecture, culinary, psychology, education, travel, consumer reference, and general interest. Products are developed for worldwide distribution through multiple channels, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites. Global Professional/Trade publishing accounted for approximately 28% of total Company revenue in fiscal year 2008.

Key revenue growth strategies of the Professional/Trade business include adding value to its content, developing its leading brands and franchises, and executing strategic acquisitions. Revenue for the Company's worldwide Professional/Trade business grew at a compound annual rate of 5% over the past five years.

Publishing alliances and franchise products are central to the Company's strategy. The Company's ability to bring together Wiley's product development, sales, marketing, distribution and technological capabilities with a partner's content and brand name recognition has been a driving factor in its success. Professional/Trade alliance partners include General Mills, the Culinary Institute of America, the American Institute of Architects, Mergent, Inc., the Microsoft Executive Leadership Series, the Leader to Leader Institute, Fisher Investments, Morningstar, and Weight Watchers, among many others.

The Company's Professional/Trade customers are professionals, consumers, and students worldwide. Highly respected brands and extensive backlists are especially well suited for online bookstores such as Amazon.com. With their unlimited "virtual" shelf space, online retailers merchandise the Company's products for longer periods of time than brick-and-mortar bookstores.

The Company promotes an active and growing Professional/Trade custom publishing program. Custom publications are typically used by organizations for internal promotional or incentive programs. Books that are specifically written for a customer or an existing Professional/Trade publication can be customized, such as having the cover art include custom imprint, messages or slogans. Of special note are customized *For Dummies* publications, which leverage the power of this well-known brand to meet the specific information needs of a wide range of organizations around the world.

Key Acquisitions: The Company's business plan includes organic growth as well as growth through acquisitions. Key Professional/Trade acquisitions in recent years include: (i) In fiscal 2007, WhatsonWhen.com, a provider of travel-related online content, technology, and services which compliment the Company's travel products. (ii) In fiscal year 2006, the publishing assets of Sybex, Inc., a leading publisher to the global information technology professional community for nearly 30 years. Sybex published about 100 new titles a year and maintained a backlist of over 450 titles in digital photography, operating systems, programming and gaming categories. (iii) In fiscal year 2002, the Company acquired Hungry Minds Inc., a leading publisher with an outstanding collection of respected brands, with such product lines as the *For Dummies* series, the *Frommer's* and *Unofficial Guide* travel series, the *Bible* and *Visual* technology series, the *CliffsNotes* study guides, *Webster's New World* dictionaries, and *Betty Crocker* and *Weight Watchers* cookbooks.

Scientific, Technical, and Medical (STM):

The Company is a leading publisher for the scientific, technical, medical and scholarly communities worldwide including, scientists, researchers, clinicians, engineers, students and professors, and academic and corporate librarians. STM products include journals, major reference works, reference books and protocols, in print and online. STM publishing areas include the physical sciences and engineering, medical, social science and humanities, life sciences, technology and professional. STM develops products for global distribution through multiple channels, including library consortia, subscription agents, direct sales to professional society members, bookstores, online booksellers and other customers. Global STM represented 58% of total Company revenue in fiscal year 2008 including Blackwell. STM's revenue grew at a compound annual rate of 26% over the past five years, including Blackwell.

Publishing alliances play a major role in STM's success. The Company publishes the journals of prestigious societies, including the American Cancer Society, the British Journal of Surgery Society, the Federation of European Biochemistry Societies and the German Chemical Society. These alliances bring mutual benefit, with the societies gaining Wiley's publishing, marketing, sales and distribution expertise, while Wiley benefits from being affiliated with prestigious societies and their members.

Established commercially in 1999, the Company's web-based service, *Wiley InterScience* (www.interscience.wiley.com), offers online access to more than 2,500 journals, books, reference works, *Current Protocols* laboratory manuals and databases, as well as a suite of professional and management resources. *Wiley InterScience* is based on a successful business model that features Enhanced Access Licenses. One to three years in duration, Enhanced Access Licenses provide academic and corporate customers with multi-site online access. The Company also offers other flexible pricing options such as, Basic Access licenses, which provide click-on access title-by-title to the Company's electronic journal content. Access is also provided through *Pay-Per-View*, which serves customers who wish to purchase individual articles or chapters. With over 25 million users in 87 countries around the globe, *Wiley InterScience* is one of the world's leading providers of scientific, technical, medical and scholarly content.

Wiley InterScience takes advantage of technology to update content frequently, and it adds new features and resources on an ongoing basis to increase the productivity of scientists, professionals and students. Two examples are *EarlyView*, through which customers can access individual articles well in advance of print publication, and *MobileEditions*, which enables users to view tables of content and abstracts on wireless handheld devices and Web-enabled phones.

In 2005, the Company announced a program to digitize its entire historical journal content, dating back to the 1800s. Wiley's digitization of legacy content is designed to improve the research pathway and ensure content discovery is as seamless and efficient as possible. The backfile collection, which is available online through *Wiley InterScience,* spans two centuries of scientific research and comprise over 14 million pages – one of the largest archives of its kind issued by a single publisher. As of April 30, 2008 virtually all of Wiley's existing journal content was digitized and made available to customers. The digitization program has been expanded to include the journals acquired in the Blackwell acquisition described below.

Blackwell Publishing (Holdings) Ltd. ("Blackwell"): In fiscal year 2007, the Company acquired Blackwell, a leading publisher of journals and books for the academic, research and professional markets focused on science, technology, medicine and social sciences and humanities. Headquartered in Oxford, England, Blackwell also maintains publishing locations in the United States, Asia, Australia, Denmark and Germany. Approximately 50% of Blackwell's annual revenue is derived from the United States. Blackwell currently employs approximately 1,000 individuals worldwide with just over half located in the United Kingdom. The acquisition of Blackwell enhances Wiley's global position as a provider of must-have content and services, expands and diversifies its journal portfolio, increases both print and on-line advertising revenue and increases society relationships. With the acquisition of Blackwell, the Company now publishes approximately 1,500 journal titles with approximately 50% being affiliated with a professional or scholarly society.

In fiscal year 2006, the Company acquired InfoPoems Inc., a leading provider of evidence-based medicine (EBM). This acquisition along with the *Cochrane Collaboration* database provides the foundation for the Company's growing suite of EBM products designed to improve patient healthcare. EBM facilitates the effective management of patients through clinical expertise informed by best practice evidence that is derived from medical literature.

Higher Education:

The Company publishes educational materials for the higher education market in all media, focusing on courses in the sciences, geography, mathematics, engineering, accounting, business, economics, computer science, psychology, education, and modern languages. In Australia, the Company is also a leading publisher for the secondary school market.

Higher Education customers include undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide. Product is delivered principally through college bookstores, online booksellers, and Web sites. Globally, Higher Educational generated 14% of total Company revenue in fiscal year 2008. The Company's worldwide Higher Education revenue grew at a compound annual rate of 5% over the past five years.

Higher Education's mission is to help teachers teach and students learn. Our strategy is to provide value-added quality materials and services through textbooks, supplemental study aids, course and homework management tools and more, in print and electronic formats. The Higher Education web site offers online learning materials with links to more than 4,000 companion sub-sites to support and supplement textbooks.

Higher Education delivers high-quality online learning materials that offer more opportunities for customization and accommodate diverse learning styles. The prime example is *WileyPLUS*, an integrated suite of teaching and learning resources. By offering an electronic version of a text along with supplementary materials, content provided by the instructor, and administrative tools, *WileyPLUS* supports the full range of course-oriented activities, including online-planning, presentations, study, homework, and testing.

The Company also provides the services of the Wiley Faculty Network, a peer-to-peer network of faculty/professors supporting the use of online course material tools and discipline-specific software in the classroom. The Company believes this unique, reliable, and accessible service gives the Company a competitive advantage.

Higher Education is also leveraging the web in its sales and marketing efforts. The web enhances the Company's ability to have direct contact with students and faculty at universities worldwide through the use of interactive electronic brochures and e-mail campaigns.

Key Acquisition/Collaborations: In fiscal year 2007, Wiley became Microsoft's sole publishing partner worldwide for all Microsoft Official Academic Course (MOAC) materials. Microsoft and Wiley have begun publishing a co-branded series of textbook and e-learning products on several topics released under Wiley-Microsoft logos. Wiley has also assumed responsibility for the sale of existing MOAC titles. All titles will be marketed globally and available in several languages. With Microsoft's position as the world's leading software company and Wiley's global presence in higher education, the alliance is an ideal strategic fit.

In fiscal year 2003, the Company acquired the assets of Maris Technologies to support the Company's efforts to produce web-enabled products. This acquisition included the market-leading software *Edugen*, which provides the underlying technology for *WileyPLUS*. Located in Moscow, the development facility is staffed by approximately 75 programmers and designers.

Publishing Operations

Journal Products:

The Company now publishes over 1,400 Scientific, Technical, Medical, Scholarly and approximately 100 Professional/Trade journals. Journal revenue and other related publishing income, such as advertising, accounted for approximately 48% of the Company's fiscal year 2008 revenue. The journal portfolio includes journals owned by the Company, in which case they may or may not be sponsored by a professional society, jointly owned with a professional society and those owned by such societies and published by the Company pursuant to long-term contract. Societies that sponsor or own such journals generally receive a royalty and/or other consideration. The Company usually enters into agreements with outside independent editors of journals that state the duties of the editors, and the fees and expenses for their services. Contributors of journal articles transfer publication rights to the Company or a professional society, as applicable. Journal articles may be based on research funded through government or charitable grants. In certain cases the terms of the grant may require the grantholder to make published articles available free of charge to the public, typically after an embargo period. The Company provides services for a fee to enable the grantholder to comply.

The Company sells journal subscriptions through sales representatives; direct mail or other advertising; promotional campaigns; and memberships in professional societies for those journals that are sponsored by such societies. Journal subscriptions are primarily licensed through contracts for on-line content derived through *Wiley InterScience* and/or *Blackwell-Synergy*. The contracts are negotiated directly with customers or their subscription agents. Licenses range from one to three years in duration and typically cover calendar years. Early in the fourth quarter of fiscal year 2008, the Company announced its plan for a combined enhanced and rebranded online platform to support the Scientific, Technical, Medical and Scholarly business. The first phase will be available to all customers beginning in July 2008.

Printed journals are generally mailed to subscribers directly from independent printers. Journal content is available online. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online, or over the term of the subscription as services are rendered.

Book Products:

Book products and book related publishing revenue, such as advertising revenue and the sale of publishing rights, accounted for approximately 52% of the Company's fiscal year 2008 revenue. Materials for book publications are obtained from authors throughout most of the world through the efforts of an editorial staff, outside editorial advisors, and advisory boards. Most materials originate with their authors, or as a result of suggestion or solicitations by editors and advisors. The Company enters into agreements with authors that state the terms and conditions under which the materials will be published, the name in which the copyright will be registered, the basis for any royalties, and other matters. Most of the authors are compensated by royalties, which vary with the nature of the product and its anticipated sales potential. The Company may make advance payments against future royalties to authors of certain publications.

The Company continues to add new titles, revise existing titles, and discontinue the sale of others in the normal course of its business, also creating adaptations of original content for specific markets fulfilling customer demand. The Company's general practice is to revise its textbooks every three to five years, if warranted, and to revise other titles as appropriate. Subscription-based products are updated more frequently on a regular schedule. Approximately 31% of the Company's fiscal year 2008 U.S. book-publishing revenue was from titles published or revised in the current fiscal year.

Professional and consumer books are sold to bookstores and online booksellers serving the general public; wholesalers who supply such bookstores; warehouse clubs; college bookstores for their non-textbook requirements; individual practitioners; and research institutions, libraries (including public, professional, academic, and other special libraries), industrial organizations, and government agencies. The Company employs sales representatives who call upon independent bookstores, national and regional chain bookstores and wholesalers. Trade sales to bookstores and wholesalers are generally made on a returnable basis with certain restrictions. The Company provides for estimated future returns on sales made during the year principally based on historical experience. Sales of professional and consumer books also result from direct mail campaigns, telemarketing, online access, and advertising and reviews in periodicals.

Adopted textbooks and related supplementary material, such as *WileyPLUS*, are sold primarily to bookstores, including online bookstores, serving educational institutions. The Company employs sales representatives who call on faculty responsible for selecting books to be used in courses, and on the bookstores that serve such institutions and their students. Textbook sales are generally made on a fully returnable basis with certain restrictions. The textbook business is seasonal, with the majority of textbook sales occurring during the June through August and November through January periods. There is an active used textbook market, which adversely affects the sales of new textbooks.

Like most other publishers, the Company generally contracts with independent printers and binderies for their services. The Company purchases its paper from independent suppliers and printers. The fiscal year 2008 weighted average U.S. paper prices increased approximately 7% over fiscal year 2007. Management believes that adequate printing and binding facilities, and sources of paper and other required materials are available to it, and that it is not dependent upon any single supplier. Printed book products are distributed from both Company-operated warehouses and independent distributors.

The Company develops content in digital format that can be used for both online and print products, which results in productivity and efficiency savings, as well as enabling the Company to offer customized publishing and print-on-demand products. Book content is increasingly being made available online through *Wiley InterScience*, *WileyPLUS* and other platforms, and in eBook format through licenses with alliance partners. The Company also sponsors online communities of interest, both on its own and in partnership with others, to expand the market for its products.

The Company believes that the demand for new electronic technology products will continue to increase. Accordingly, to properly service its customers and to remain competitive, the Company anticipates it will be necessary to increase its expenditures related to such new technologies over the next several years.

The Internet not only enables the Company to deliver content online, but also helps to sell more books. The growth of online booksellers benefits the Company because they provide unlimited virtual "shelf space" for the Company's entire backlist.

Marketing and distribution services are made available to other publishers under agency arrangements. The Company also engages in co-publishing of titles with international publishers and in publication of adaptations of works from other publishers for particular markets. The Company also receives licensing revenue from photocopies, reproductions, and electronic uses of its content as well as advertising revenue from web sites such as *Frommers.com*.

Global Operations

The Company's publications are sold throughout most of the world through operations located in Europe, Canada, Australia, Asia, and the United States. All operations market their indigenous publications, as well as publications produced by other parts of the Company. The Company also markets publications through agents as well as sales representatives in countries not served by the Company. John Wiley & Sons International Rights, Inc. sells reprint and translations rights worldwide. The Company publishes or licenses others to publish its products, which are distributed throughout the world in many languages. Approximately 49% of the Company's fiscal year 2008 revenue was derived from non-U.S. markets.

Competition and Economic Drivers Within the Publishing Industry

The sectors of the publishing industry in which the Company is engaged are highly competitive. The principal competitive criteria for the publishing industry are considered to be the following: product quality, customer service, suitability of format and subject matter, author reputation, price, timely availability of both new titles and revisions of existing books, online availability of published information, and timely delivery of products to customers.

The Company is in the top rank of publishers of scientific and technical journals worldwide, as well as a leading commercial chemistry publisher at the research level; one of the leading publishers of university and college textbooks and related materials for the "hardside" disciplines, (i.e. sciences, engineering, and mathematics), and a leading publisher in its targeted professional/trade markets. The Company knows of no reliable industry statistics that would enable it to determine its share of the various international markets in which it operates.

Performance Measurements

The Company measures its performance based upon revenue, operating income, earnings per share and cash flow, excluding unusual or one-time events, and considering worldwide and regional economic and market conditions. The Company evaluates market share statistics for publishing programs in each of its businesses.

STM uses various reports to monitor competitor performance and industry financial metrics. Specifically for journal titles, the ISI Impact Factor, published by the Institute for Scientific Information, is used as a key metric of a journal titles influence in scientific publishing. For Professional/Trade, market share statistics published by BOOKSCAN, a statistical clearinghouse for book industry point of sale data in the United States, are used. The statistics include survey data from all major retail outlets, on-line booksellers, mass merchandisers, small chain and independent retail outlets. For Higher Education, the Company subscribes to Management Practices Inc., which publishes customized comparative sales reports.

Results of Operations

Fiscal Year 2008 Summary Results

Revenue for fiscal year 2008 increased 36% to $1,673.7 million, or 33% excluding the favorable impact of foreign exchange. Blackwell Publishing Ltd. ("Blackwell"), which was acquired on February 2, 2007, contributed $379.4 million to the revenue growth, increasing from $105.8 million in fiscal year 2007 to $485.2 million in fiscal year 2008. Excluding Blackwell, revenue grew 5% to $1,188.5 million, or 3% excluding the favorable impact of foreign exchange. Strong revenue growth in Europe and Asia was tempered by moderate growth in the U.S. markets.

Gross profit margin in fiscal year 2008 of 67.9% was essentially the same as in the prior year. Operating and administrative expenses for fiscal year 2008 increased 33% to $874.9 million, including $187.5 million of incremental operating expenses for Blackwell. Included in Blackwell operating and administrative expenses are approximately $21 million of costs related to the transition and integration of Blackwell. Operating and administrative expenses for fiscal year 2008 increased 2%, excluding Blackwell and the unfavorable impact of foreign exchange. The increase was mainly due to higher planned employment and other costs to support business growth; increased editorial and production associated with new journals; and costs associated with the development of indigenous publishing programs. The Company recorded a $4.4 million bad debt provision in fiscal year 2007 related to the bankruptcy of Advanced Marketing Services and a $1.9 million recovery of that bad debt in the current fiscal year. Amortization of intangibles increased $18.3 million, principally due to the Blackwell acquisition.

Operating income improved 38% to $223.0 million in fiscal year 2008, including incremental operating income of $56.6 million related to Blackwell, which increased from $6.5 million in fiscal year 2007 to $63.1 million in fiscal year 2008. Excluding Blackwell, operating income improved 3% to $159.9 million, or 1% excluding the favorable impact of foreign exchange. Revenue growth was partially offset by higher planned operating expenses. Net interest expense and other increased $39.7 million to $61.5 million, mainly due to finance costs associated with the Blackwell acquisition.

The effective tax rate for fiscal year 2008 was 8.7% compared to 28.6% in the prior year period. During fiscal year 2008, the Company recorded an $18.7 million tax benefit associated with new tax legislation enacted in the United Kingdom (U.K.) and Germany that reduced the corporate income tax rates from approximately 30% to 28% and 39% to 29%, respectively. The benefits recognized by the Company reflect the adjustments required to restate all applicable deferred tax balances at the new income tax rates. The new tax rates were effective in Germany as of May 1, 2007 and in the U.K. as of April 1, 2008. The tax provision for fiscal year 2007 included tax benefits of $5.5 million related to the settlement and resolution of certain tax matters with authorities in the U.S. and abroad. Excluding Blackwell and the tax benefits described above, the effective tax rates for fiscal years 2008 and 2007 were 30.2% and 35.1%, respectively. The decrease was principally due to lower taxes on non-U.S. sourced earnings. Blackwell's effective tax rate had, and is expected to have, a favorable impact on the Company's consolidated effective tax rate.

Reported earnings per diluted share and net income for fiscal year 2008 were $2.49 and $147.5 million, respectively. Adjusted to exclude the non-cash deferred tax benefits described above, earnings per diluted share and net income for fiscal year 2008 were $2.17 and $128.9 million, respectively. Earnings per diluted share and net income for fiscal year 2007 adjusted to exclude the 2007 tax benefits described above were $1.62 and $94.2 million, respectively. Excluding the tax benefits, Blackwell's results were accretive to earnings per diluted share and net income by approximately $0.29 and $17.0 million, respectively. See Non-GAAP Financial Measures described below.

Non-GAAP Financial Measures: The Company's management internally evaluates its operating performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of current and future performance. We also believe that excluding the effects of the following tax benefits provides a more balanced view of the underlying dynamics of our business.

Deferred Tax Benefit on Changes in Statutory Tax Rates

The Company recorded an $18.7 million tax benefit ($15.6 million for Blackwell) associated with new tax legislation enacted in the United Kingdom (U.K.) and Germany that reduced the corporate income tax rates from approximately 30% to 28% and 39% to 29%, respectively. The benefits recognized by the Company reflect the adjustments required to restate all applicable deferred tax balances at the new income tax rates. These benefits have been adjusted below due to their infrequent non-recurring nature.

Benefits on the Finalization of Tax Audits

Fiscal year 2007 includes a $5.5 million tax benefit, or $0.09 per diluted share, which resulted from the favorable resolution and settlements of certain tax matters with authorities in the U.S. and abroad. The Company has excluded these benefits from adjusted net income and adjusted earnings per share due to their significance to both measurements and uncertainty as to their reoccurrence in the future.

Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share as indicators of operating performance. Accordingly, adjusted net income and adjusted earnings per diluted share are reconciled below to net income and earnings per share on a GAAP basis, for fiscal years 2008 and 2007.

Reconciliation of Non-GAAP Financial Disclosure

	For the Years Ended April 30,	
Net Income (in thousands)	**2008**	2007
As Reported	**$147,536**	$99,619
Deferred Tax Benefit on Changes in Statutory Rates	**(18,663)**	-
Tax Benefits on The Finalization of Audits	-	(5,468)
Adjusted	**$128,873**	$94,151

	For the Years Ended April 30,	
Earnings Per Diluted Share	**2008**	2007
As Reported	**$2.49**	$1.71
Deferred Tax Benefit on Changes in Statutory Rates	**(0.31)**	-
Tax Benefits on The Finalization of Audits	-	(0.09)
Adjusted	**$2.17**	$1.62

Fiscal Year 2008 Segment Results

Blackwell is reported below as a separate segment. In connection with the integration of Blackwell, we have conformed the classification of certain accounts in our Statements of Income and segment reporting and realigned certain product lines in our segment reporting to correspond with management responsibility. All prior year periods have been restated for comparability. These changes had no impact on Wiley's consolidated net income or earnings per share.

The Company is developing a global organizational structure encompassing Wiley's three core businesses (Scientific, Technical, Medical and Scholarly; Professional Trade and Higher Education). We believe that by leveraging our content services and capabilities around the world, we can better serve our authors, society partners, and customers, while increasing revenue, profitability and return on investment and enhancing our position in the market. In fiscal year 2009, we anticipate implementing and reporting our Company's financial and operating results as three global business segments.

Professional/Trade (P/T):

Dollars in thousands	**2008**	2007	% change
Revenue	**$395,200**	$390,524	1%
Direct Contribution	**$110,943**	$106,546	4%
Contribution Margin	**28.1%**	27.3%	

Wiley's U.S. P/T revenue for fiscal year 2008 advanced slightly to $395.2 million from $390.5 million in the previous year. Revenue growth was adversely affected by sluggish market conditions, tight inventory management by some key accounts late in the fiscal year and higher sales returns. Growth during the year was principally in business, psychology, technology and general interest programs and the sale of rights and brand licensing. Globally, P/T revenue increased 3% for the full year.

Direct contribution to profit for fiscal year 2008 improved 4% to $110.9 million. Direct contribution margin improved 80 basis points to 28.1%. The improvement for the year was principally due to the favorable year-on-year effect of a $4.4 million bad debt provision recorded in fiscal year 2007 related to the bankruptcy of Advanced Marketing Services and a $1.9 million recovery of that bad debt in the current fiscal year. In addition, the effect of lower variable incentive compensation on direct contribution margin was partially offset by higher inventory obsolescence provisions.

Highlights for fiscal year 2008 included the publication of the fifth title in the best-selling *Little Book* series, *The Little Book That Builds Wealth: The Knockout Formula for Finding Great Investments* by Pat Dorsey; two firsts from the For Dummies technology list, the inaugural "do-it-yourself" title, *Web Sites Do-It-Yourself For Dummies*, and the first title targeted at the "over-50" consumer, *Computers For Seniors For Dummies*. Quarter highlights also included Jim Hightower's *Swim against the Current: Even a Dead Fish Can Go With the Flow*; *Heaven and Hell: My Life in the Eagles (1974-2001)* by Don Felder; *The Architect's Handbook of Professional Practice*, 14th edition, edited by the American Institute of Architects; *Clinician's Guide to Treating Stress After War* and *Strategies for Managing Stress After War,* both by Julia M. Whealin, Lori T. DeCarvalho and Edward M. Vega; and the four-volume reference work, *Comprehensive Handbook of Social Work and Social Welfare* by Karen M. Sowers and Catherine N. Dulmus.

Previously published titles continued to sell well throughout the year, including *Weight Watchers New Complete Cookbook* and *Weight Watchers All-Time Favorites*, along with Mark Bittman's, *How to Cook Everything*

Vegetarian. The Kouzes/Posner *Leadership Challenge* and Patrick Lencioni's suite of leadership titles had strong years.

Several P/T books received considerable media and customer attention during the year, including: Fred Kaplan's *Daydream Believers: How a Few Grand Ideas Wrecked American Power*, which was reviewed prominently in the *New York Times*'s Arts Section, on National Public Radio, MSNBC and in regional media. *Swim against the Current: Even a Dead Fish Can Go with the Flow* by Jim Hightower received national radio and newspaper attention. Mark Bittman's *How to Cook Everything Vegetarian* continued to garner national media attention, supported by the author's regular appearances on the *Today Show,* the launch of his own *New York Times* blog, "Bitten," and a column in *Men's Health* magazine. Pauline Frommer continued to provide expert opinion in local and national media as an authority on budget travel.

Timely P/T environmental titles, *Green Building and Remodeling for Dummies*, *Green Living for Dummies* and *Solar Power Your Home for Dummies,* attracted national and regional attention. Books featured on major bestseller lists included *Five Dysfunctions of a Team* by Patrick Lencioni; *Ready, Fire, Aim: Zero to $100 Million in No Time Flat* by Michael Masterson; *J.K. Lasser's Your Income Tax 2008*; *Staring at the Sun: Overcoming the Terror of Death* by Irvin D. Yalom; *How: Why How We Do Anything Means Everything...in Business (and in Life)* by Dov Seidman; and *Swim against the Current: Even a Dead Fish Can Go With the Flow* by Jim Hightower.

Several P/T titles were honored with awards during the year. The International Association of Culinary Professionals (IACP) named *Fish Forever* by Paul Johnson "Cookbook of the Year," a first for Wiley, and three Wiley cookbooks won best-in-category, *How to Cook Everything Vegetarian* by Mark Bittman; *Chocolates and Confections* by Peter C. Greweling and The Culinary Institute of America; and *Fish Forever.* The Nautilus Book Awards recognized six Wiley publications that contribute to positive social change, spiritual growth, conscious living, high-level wellness and responsible leadership with silver awards.

Fiscal year 2008 was a strong year for P/T digital initiatives, including the launch of the *Webster's New World* Web site and JKLasser.com. Frommers.com included its first sponsored microsite, *Family Vacations* with Sheraton Hotels, as well as a custom site for Rail Europe, and a blog by Arthur Frommer, featuring travel resources, tips, travel bargains, message boards and current events.

Scientific, Technical and Medical (STM):

Dollars in thousands	**2008**	2007	% change
Revenue	**$235,094**	$230,916	2%
Direct Contribution	**$114,243**	$115,169	(1%)
Contribution Margin	**48.6%**	49.9%	

U.S. STM revenue for fiscal year 2008 grew 2% over prior year to $235.1 million. Revenue growth was attributable to moderate journal subscription growth. Global STM revenue advanced 6% for the full year, excluding Blackwell.

Direct contribution to profit for fiscal year 2008 decreased 1% to $114.2 million. Direct contribution margin declined 130 basis points to 48.6% mainly due to increased production costs associated with new journal titles, higher marketing costs and consulting fees.

Throughout the year, STM signed agreements to publish journals with a number of scholarly societies. During the fourth quarter, the American Cancer Society (ACS) selected the Company to publish *CA,* beginning in January 2009. Wiley and the ACS already collaborate on *Cancer* and *Cancer Cytopathology.* Wiley was also chosen by the Triological Society to publish *The Laryngoscope,* a venerable journal first published in 1896, and the Society of Plastics Engineers, to publish *Plastics Engineering,* a news magazine delivering the latest information for the global market in machinery, materials, plastics processing and all matters relating to the plastics industry.

During the fiscal year, Wiley also signed agreements with the Society for Science and the Public to electronically distribute its news magazine, *Science News,* and to designate the Wiley-published journal, *Statistical Analysis and Data Mining,* as "an official journal of the American Statistical Association (ASA)," The ASA will also collaborate with Wiley on the editorial direction, strategy and process for this new cross-disciplinary publication. Wiley reached an agreement to publish the quarterly *Canadian Journal of Statistics* next year on behalf of the Statistical Society of Canada. These two agreements reinforce the Company's leadership in statistics publishing.

STM reached an agreement with the Boston-based *JoVE (Journal of Visualized Experiments)* for the publication of online videos detailing the research process for its *Current Protocols* series. Since being indexed in Medline earlier in the year, *Current Protocols* online publications (particularly *Current Protocols Molecular Biology* and *Current Protocols Cell Biology)* have experienced a substantial increase in traffic.

The Hospitalist, which Wiley publishes with the Society of Hospital Medicine (SHM), received two awards from the American Society of Healthcare Publication Editors: Bronze for Best Custom Publication and Gold for Best Regular Staff-Written column. Earlier in the year, in conjunction with SHM, Wiley launched "Wachter's World," a blog written by Dr. Robert M. Wachter, which addresses current issues in hospital care and inpatient medicine. Dr. Wachter is co-founder of SHM.

In January 2008, legislation was passed in the U.S. mandating the NIH Public Access Policy. Under this policy, all research funded by the National Institutes of Health (NIH) must be made available to the public free of charge after a 12-month embargo. Wiley will support its authors by complying on their behalf through posting the accepted journal articles written by NIH grant-holders to PubMedCentral.

In fiscal year 2008, Wiley nearly doubled its *Online Books* offering. Over 6,000 titles are now available on *Wiley InterScience*, including approximately 1,700 Blackwell books.

Blackwell:

Dollars in thousands	**2008**	2007
Revenue	**$485,241**	$105,760
Direct Contribution	**$170,211**	$28,853
Contribution Margin	**35.1%**	27.3%

Blackwell's operating results have been included in the consolidated results of the Company since February 2, 2007, the date of the acquisition. Blackwell revenue and direct contribution for fiscal year 2008 were $485.2 million and $170.2 million, respectively. Included in fiscal year 2008 operating costs were approximately $21 million of transition and integration related costs. Direct contribution included $22.3 million of non-cash amortization charges for intangible assets related to the acquisition. For the full year, interest costs associated with the financing of the acquisition were approximately $65.8 million. Blackwell contributed approximately $0.55 to the Company's fiscal year 2008 earnings per share, or $0.29, excluding one-time tax benefits. New tax legislation reduced the U.K. corporate income tax rate from 30% to 28%, resulting in a $0.26 per share deferred tax benefit, mainly attributable to the intellectual publishing assets acquired with Blackwell. In fiscal year 2007, Blackwell results were dilutive to earnings per share by approximately $0.02.

Blackwell revenue for the fourth quarter, which is the first quarter with comparative year over year results, increased to $138.2 million from $105.8 million in the prior year. The increase was principally driven by subscription revenue and backfile sales. The improvement also reflected a purchase accounting adjustment of approximately $16 million that reduced revenue in the fourth quarter of fiscal year 2007. The growth in backfile sales was due to accelerated digitization of Blackwell journals. Direct contribution for the quarter improved to $50.9 million from $28.9 million in the previous year, mainly due to revenue growth. Blackwell's results for the fourth quarter of fiscal year 2008 contributed approximately $0.11 to Wiley's earnings per share compared to $0.02 dilution in the same period of the last year.

Over the course of the year, the Company added 65 society journals, renewed or extended 74 journals, and lost only 3 journals to competitors. The Scandinavian Plant Physiology Society renewed the publishing agreement for one of its key plant science journals, *Physiologia Plantarum.* A new agreement was signed for *Economic Geography*, the leading journal in its field. The Australian Anthropological Society chose Blackwell as publisher of the *Australian Journal of Anthropology.* The Certified Public Accountants of Australia selected Blackwell to publish *Australian Accounting Review.* Blackwell entered into a collaborative agreement with the Association for the Study of Ethnicity and Nationalism to publish, *Studies in Ethnicity and Nationalism* and *Nations and Nationalism.* The International Journal of Experimental Pathology renewed its contract for its eponymous journal.

Blackwell published a new edition of the *Five Minute Veterinary Consult* as a workflow tool on Personal Digital Assistants (PDAs). This best-selling reference book is now delivered to the point of care, providing veterinarians in the field with easy access to medical data. The service provides for instant information on diagnostic signs, causes of the disease, treatment protocols, medicines and dosage.

Several Blackwell publications were highlighted by the media and honored with awards during the year. The British Medical Association recognized eleven Blackwell publications with book awards and the Association of American Publishers Professional and Scholarly Publishing Awards for Excellence named *Mind, Brain, and Education* as the "Best New Journal in 2007." *Blackwell Reference Online,* which was enhanced by the addition of many new titles during the year, was cited by *Choice* as "an outstanding academic resource."

Higher Education:

Dollars in thousands	**2008**	2007	% change
Revenue	**$164,708**	$162,473	1%
Direct Contribution	**$44,303**	$42,554	4%
Contribution Margin	**26.9%**	26.2%	

U.S. Higher Education revenue increased 1% in fiscal year 2008 to $164.7 million. Solid performances by the science and business/accounting programs, sales of Microsoft Official Academic Course (MOAC) titles and the sale of translation rights and reprints were offset by backlist attrition in mathematics, engineering and the social sciences. Globally, Higher Education revenue increased 5% for the full year.

Direct contribution to profit for fiscal year 2008 advanced 4% to $44.3 million. Revenue growth and prudent expense management contributed to the improvement over the prior year periods.

WileyPLUS delivered strong results in fiscal year 2008 with sales increasing 35% over prior year, and digital-only sales nearly doubling. Student usage around the world continued to climb sharply, with registered users increasing 10% in the U.S. and more than doubling outside the U.S. Seventeen percent of *WileyPLUS'* user base is located outside the U.S. *WileyPLUS* ended the year with a milestone achievement, the validation of the 500,000th student user in April.

Online sales directly to students grew significantly during the year. Wiley built on its successful relationships with online retailers by participating in a number of marketing promotions. Wiley also continued to utilize *CourseSmart* to distribute digital complimentary copies to faculty. *CourseSmart* is a venture founded by six higher education publishers, with the goal of providing instructors and students access to digital course materials. Launched in its Beta version this year, *CourseSmart* provides thousands of textbooks across hundreds of courses in an eTextbook format on a common platform. Nearly 200 Wiley titles were available to professors through the site for their review.

During the year, Wiley signed an agreement with Economic Modeling Specialists, Inc. (EMSI), a provider of detailed information about regional economies for assessment and planning purposes. Under the agreement, EMSI will produce co-branded regional reports focusing on the labor market demand for occupations linked to *Wiley Pathways* curricula, which cover four major fields: business, emergency management, health care management and information technology. The reports will inform colleges about opportunities for developing, expanding or supporting related programs.

Key revisions published in fiscal year 2008 include *Psychology*, 5th edition, by Robin M. Kowalski and Drew Westen; *Introduction to Finance: Markets, Investments, and Financial Management*, 13th edition, by Ronald W. Melicher and Edgar A. Norton; *Educational Psychology: Reflection for Action*, 2nd edition, by Angela O'Donnell, Johnmarshall Reeve, and Jeffrey Smith; *Financial Accounting in an Economic Context*, 7th edition, by Jamie Pratt; *Foundations of Multinational Financial Management*, 6th edition, by Alan C. Shapiro and Atulya Sarin; *Chemistry: Structure and Dynamics*, 4th edition, by James N. Spencer, George M. Bodner and Lyman H. Rickard; and *Principles of Anatomy and Physiology*, 12th edition, by Gerard J. Tortora and Bryan H. Derrickson.

Europe:

Dollars in thousands	**2008**	2007	% change	% excluding FX
Revenue	**$348,338**	$315,908	10%	5%
Direct Contribution	**$121,904**	$109,825	11%	9%
Contribution Margin	**35.0%**	34.8%		

Wiley Europe's revenue for fiscal year 2008 increased 10% to $348.3 million, or 5% after adjusting for the favorable effect of foreign exchange. Revenue growth for the year was driven by STM journal subscriptions and P/T and Higher Education indigenous book programs. Direct contribution to profit for the full year increased 11% over prior year, or 9% after adjusting for foreign exchange mainly due to top-line results. Direct contribution margin increased 20 basis points to 35.0% mainly due to cost savings in production, sales and marketing.

In Europe, P/T had a solid year with *For Dummies* titles and P/T English language products contributing to the results. U.K. travel guides accelerated the global expansion of the *Frommer's* brand outside North America. During the year, P/T continued to diversify into corporate sales, custom publishing and travel, thereby opening new revenue streams. During the fourth quarter, Wiley and the Dana Center, an extension of the Science Museum in London, launched three P/T titles: *Being Virtual: Who You Really Are Online* by Davey Winder; *Powering Up: Are Computer Games Changing Our Lives?* by Rebecca Mileham; and *Enhancing Me: The Hope and the Hype of Human Enhancement* by Pete Moore with live and virtual launch events at the Dana Centre and in Second Life, the three-dimensional online virtual world. Wiley also signed a contract with NYSE-Euronext to publish a series of introductory trading titles.

While STM books had a difficult year as a result of scheduling delays for new publications. The *Microscopy & Analysis Directory 2008* published during the fourth quarter to strong response. The *Directory* is primarily a print product with an online counterpart. In addition, two new major reference works were launched on *Wiley InterScience*, following their print publication earlier in the year: *Handbook of Biosensors and Biochips* by Robert S. Marks and *Encyclopedia of Statistics in Quality and Reliability* by Fabrizio Ruggeri, Ron S. Kennett and Frederick W. Faltin.

During the year, Wiley signed an agreement with the Novartis Foundation to digitize the Ciba Foundation series from its beginning in 1953 up to 1986 when Wiley became the Foundation's publisher. The collection will only be available electronically as a complete set or as separate volumes with individual chapters downloadable from *Wiley InterScience*.

In Higher Education, *Organizational Behaviour* by Dr. Ray French, a European adaptation of a successful U.S. Higher Education textbook by John Schermerhorn, was released during the year. A showcase Web site, featuring video interviews for *Managing Innovation: Integrating Technological, Market and Organizational Change* by Joe Tidd, was also launched, in advance of the book's 4th edition. *WileyPLUS* gained traction throughout the year, especially in the Middle East, where a new adoption was won earlier this year in Saudi Arabia.

Asia, Australia and Canada:

Dollars in thousands	2008	2007	% change	% excluding FX
Revenue	**$154,961**	$132,992	17%	8%
Direct Contribution	**$34,377**	$28,145	22%	(3%)
Contribution Margin	**22.2%**	21.2%		

Wiley's revenue in Asia, Australia and Canada increased over prior year by 17% to $155.0 million. Favorable foreign exchange contributed approximately 9% to the annual growth. Growth was driven mainly by strong P/T and STM sales in Asia. Results were tempered by a disappointing year for Wiley Australia's School business and lower P/T sales in Canada, which were affected by pricing pressure caused by the strengthening of the Canadian dollar against the U.S. dollar.

Direct contribution to profit for fiscal year 2008 increased 22%, but declined 3% after adjusting for foreign exchange. Excluding the favorable effect of foreign exchange, direct contribution margin declined 230 basis points to 18.9% due to product mix and increased investments in indigenous publishing programs.

In Asia, fiscal year 2008 offered the first glimpse of the powerful combination of Blackwell and Wiley. The efforts undertaken to build Wiley's newest STMS publishing center in Asia, while consolidating Wiley and Blackwell operations, produced strong revenue growth, especially in Southeast Asia, China, and India.

In fiscal year 2008, P/T was strong across almost all territories in Asia with frontlist performing well in a buoyant retail market. Sell-through was strong in all categories with business and finance leading the way, but with technology following close behind. Corporate sales, custom publishing, and translation licensing, involving titles such as *The Future and Me: Power of Youth Market in Asia* by MasterCard; *A Guide to Asian High Yield Bonds: Financing Growth Enterprises* by Florian Schmidt and Adam Harper, *The Holy Grail of Macro Economics: Lessons from Japan's Great Recession* by Richard Koo and *Hot Commodities: How Anyone Can Invest Profitably in the World's Best Market* by Jim Rogers, also drove growth.

Higher Education experienced good results in China, Thailand, Japan and Indonesia, but this growth was offset by sluggish markets in Singapore and Taiwan, especially in the fourth quarter. With several new *Wiley Precise Edition* textbooks publishing during the year, India delivered strong results. *WileyPLUS* continued to make inroads throughout Asia. A successful class test was conducted in China in the fourth quarter.

Wiley Australia had mixed results. Higher revenue from the sale of imported P/T and Higher Education books was partially offset by a weak showing from the indigenous School frontlist. There was extensive Australian media coverage of a number of local and imported Wiley trade titles during the year. Wiley Australia was honored with several awards during the year, including the Australian Awards for Excellence in Educational Publishing in the Tertiary Adaptation Single Title category for *Principles of Accounting* by Jerry J. Weygandt. Peter Donoughue, Managing Director of Wiley Australia, was honored as one of the inaugural recipients of the Australian Publishers Association's George Robertson Service to the Publishing Industry Award, which recognizes those with more than 30 years devoted and loyal service to the publishing industry.

Throughout the fiscal year, Wiley Canada experienced considerable success in the Higher Education channel, with a 25% revenue gain from *WileyPLUS* and excellent results from the indigenous publishing program. While several P/T channels (including online, special and custom sales, and clubs) performed well, the strength of the Canadian dollar against the U.S. dollar offset those gains. Standout products include *SMART Boards For Dummies* (for which there was a large custom order); leadership books; *Frommer's* travel guides; *Weight Watchers All-Time Favorites;* and *the Canadian Encyclopedia of Natural Medicine.*

Shared Service and Administrative Costs

Shared services and administrative costs for fiscal year 2008 increased 38% to $373.0 million, mainly due to $84.8 million of incremental shared service and administrative costs related to Blackwell. Included in Blackwell shared service and administrative costs are transition and integration costs of approximately $21 million. Shared services and administrative costs, excluding Blackwell and unfavorable foreign exchange, increased 5%, mainly due to higher employment costs, higher facility costs to support business growth and professional fees.

Results of Operations

Fiscal Year 2007 Summary Results

For the full year, revenue advanced 18% over prior year to $1.2 billion, or 17% excluding the favorable impact of foreign exchange. Blackwell Publishing Ltd. ("Blackwell") contributed $105.8 million to the revenue growth since it was acquired on February 2, 2007. The year-on-year growth reflected continued momentum in the Company's global businesses. Excluding Blackwell, revenue grew 8% to $1.1 billion, or 7% excluding the favorable impact of foreign exchange.

Gross profit margin for fiscal year 2007 decreased to 65.9% from 67.2% in the prior year. Lower inventory and author advance provisions due to higher sales were more than offset by the adverse impact of a $13 million acquisition accounting adjustment to revenue, and gross margins on Blackwell sales. Excluding the acquisition accounting adjustment, Blackwell's gross margin was approximately 53%. Excluding Blackwell, gross profit margin improved 40 basis points to 67.6%.

Operating and administrative expenses increased 18% over the prior year, or 16% excluding the adverse impact of foreign exchange. The increase primarily reflects $38.7 million of incremental operating expenses related to Blackwell; increased editorial/production costs, marketing and selling to support business growth; stock option costs of $11.3 million associated with the adoption of SFAS 123R; and a $4.4 million bad debt provision related to the bankruptcy of Advanced Marketing Services (AMS).

Amortization of intangibles increased $7.2 million principally due to acquisitions. The Blackwell acquisition contributed approximately $5.5 million of the increase. Operating income improved 6% to $161.3 million in fiscal year 2007, including operating income of $6.5 million related to Blackwell. The operating margin for fiscal year 2007 was 13.1% or 13.7% excluding Blackwell, as compared to 14.6% in the prior year period. Improved gross margin and lower depreciation were offset by incremental expenses associated with the adoption of SFAS 123R and the AMS bad debt provision. Net interest expense and other increased $12.9 million to $21.8 million mainly due to finance costs associated with the Blackwell acquisition.

The effective tax rate for fiscal year 2007 was 28.6% compared to 23.3% in the prior year. Fiscal years 2007 and 2006 include tax benefits of $5.5 million and $6.8 million, respectively, due to the resolution and settlements of certain matters with state, federal and international tax authorities. Fiscal year 2006 also includes a $7.5 million tax benefit associated with the reversal of a tax accrual recorded on the repatriation of dividends from European subsidiaries in the fourth quarter of fiscal year 2005. On May 10, 2005, the U.S. Internal Revenue Service issued Notice 2005-38. The notice provided for a tax benefit that fully offset the tax accrued by the Company on foreign dividends in the fourth quarter of fiscal year 2005. None of the tax benefits had a cash impact on the Company. Fiscal years 2007 and 2006 effective tax rates excluding these benefits and without Blackwell were 35.1% and 33.2%, respectively. The increase was principally due to higher taxes on non-U.S. sourced earnings. Blackwell's effective tax rate had, and is expected to have, a favorable impact on the Company's consolidated effective tax rate.

Reported earnings per diluted share and net income for fiscal year 2007 were $1.71 and $99.6 million, respectively. Excluding the tax benefits, earnings per diluted share for fiscal years 2007 and 2006 were $1.62 and $1.61, respectively. See Non-GAAP Financial Measures described below. The results for fiscal year 2007 include an incremental $7.1 million after-tax charge, or $0.12 per diluted share, related to the adoption of SFAS 123R. The Blackwell acquisition was dilutive to net income and earnings per diluted share by $1.2 million and $0.02, respectively.

Non-GAAP Financial Measures: The Company's management internally evaluates its' operating performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of current and future performance. We also believe that excluding the effects of the following tax benefits provides a more balanced view of the underlying dynamics of our business.

Tax (Benefit) Provision on Dividends Repatriated

In fiscal year 2006, the Company recorded a $7.5 million, or $0.12 per diluted share, tax benefit associated with the reversal of a tax accrual recorded on the repatriation of dividends from European subsidiaries in the fourth quarter of fiscal year 2005. On May 10, 2005, the U.S. Internal Revenue Service issued Notice 2005-38.

The notice provided for a tax benefit that fully offset the tax accrued by the Company on foreign dividends in the fourth quarter of fiscal year 2005. The tax benefit did not have a cash impact on the Company. The tax benefit has been adjusted below due to its infrequent non-recurring nature.

Resolution of Tax Matters

Fiscal year 2007 and 2006 include tax benefits of $5.5 million ($0.09 per diluted share) and $6.8 million ($0.11 per diluted share), respectively, resulting from the favorable resolution and settlements of certain tax matters with authorities in the U.S. and abroad. None of the tax benefits had a cash impact on the Company. The Company has excluded these benefits from adjusted net income and adjusted earnings per share due to their significance to both measurements and uncertainty as to their reoccurrence in the future.

Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share as indicators of operating performance. Accordingly, adjusted net income and adjusted earnings per diluted share are reconciled below to net income and earnings per share on a GAAP basis, for fiscal years 2007 and 2006.

Reconciliation of Non-GAAP Financial Disclosure

	For the Years Ended April 30,	
Net Income (in thousands)	**2007**	2006
As Reported	**$99,619**	$110,328
Tax (Benefit) Provision on Dividends Repatriated	**-**	(7,476)
Resolution of Tax Matters	**(5,468)**	(6,776)
Adjusted	**$94,151**	$96,076

	For the Years Ended April 30,	
Earnings Per Diluted Share	**2007**	2006
As Reported	**$1.71**	$1.85
Tax (Benefit) Provision on Dividends Repatriated	**-**	(0.12)
Resolution of Tax Matters	**(0.09)**	(0.11)
Adjusted	**$1.62**	$1.61

Fiscal Year 2007 Segment Results

Blackwell is reported below as a separate segment. In connection with the integration of Blackwell, we have conformed the classification of certain accounts in our Statements of Income and segment reporting and realigned certain product lines in our segment reporting to correspond with management responsibility. All prior year periods have been restated for comparability. These changes had no impact on Wiley's net income and EPS.

In the first quarter of fiscal year 2007, the Company finalized a review of certain product prices used to settle inter-segment sales. As a result of the study, certain intersegment product prices were modified. While the modification had no effect on consolidated financial results, it did impact individual segment operating results. Below is a supplemental segment report adjusting prior year results to reflect the current modified product prices:

Adjusted Segment Results (Amounts in millions)	For The Years Ended April 30, 2007	2006			% Change	
	As Reported	As Reported	Inter-Segment Impact	Adjusted	Adjusted	As Reported
Revenue:						
Professional/Trade	**$ 390.5**	$ 371.9	$ (7.9)	$ 364.0	7%	5%
Scientific, Technical and Medical	**230.9**	214.1	(1.1)	213.0	8%	8%
Higher Education	**162.5**	156.2	(3.7)	152.5	7%	4%
European Segment	**315.9**	292.4	(4.1)	288.3	10%	8%
Blackwell	**105.8**	-	-	-	-	-
Asia, Australia & Canada	**132.9**	124.0	(0.1)	123.9	7%	7%
Inter-Segment Sales Eliminations	**(103.9)**	(114.7)	16.9	(97.8)	(6)%	9%
Total Revenue	**$ 1,234.6**	$ 1,043.9	$ -	$ 1,043.9	18%	18%
Direct Contribution to Profit:						
Professional/Trade	**$ 106.5**	$ 105.8	$ (5.8)	$ 100.0	7%	1%
Scientific, Technical and Medical	**115.2**	108.7	-	108.7	6%	6%
Higher Education	**42.6**	41.7	(3.4)	38.3	11%	2%
European Segment	**109.8**	96.8	5.9	102.7	7%	13%
Blackwell	**28.9**	-	-	-	-	-
Asia, Australia & Canada	**28.1**	27.3	3.3	30.6	(8)%	3%
Total Direct Contribution to Profit	**$ 431.1**	$ 380.3	$ -	$ 380.3	13%	13%
Shared Services and Admin. Costs	**(269.8)**	(227.6)	-	(227.6)	(19)%	(19)%
Operating Income	**$ 161.3**	$ 152.7	$ -	$ 152.7	6%	6%

Professional/Trade (P/T):

Dollars in thousands	**2007**	2006	% change
Revenue	**$390,524**	$371,923	5%
Direct Contribution	**$106,546**	$105,800	1%
Contribution Margin	**27.3%**	28.4%	

Wiley's U.S. P/T revenue for fiscal year 2007 advanced 5% to $390.5 million from $371.9 million in the previous year, or 7% after adjusting for the effect of the change in inter-segment product prices. The results were driven by the cooking, travel, business, and technology programs, as well as strong global rights and advertising revenue partially offset by lower *SuDoku* sales as planned. Revenue from acquisitions in the current year contributed approximately $2.0 million of growth over the prior year.

Adjusting for the effect of the change in inter-segment product prices, direct contribution improved 7%. Also on an adjusted basis, contribution margin for fiscal year 2007 decreased 20 basis points to 27.3%. Favorable product mix and lower inventory and royalty advance provisions were more than offset by a bad debt provision related to the bankruptcy of Advanced Marketing Services of $4.4 million and stock option costs associated with the adoption of SFAS 123R of $1.4 million.

Frommer's reached a milestone during Wiley's bicentennial year, as the well-known travel-guide brand celebrated its 50th anniversary with the publication of new editions and titles in its *Day by Day* and Pauline Frommer series. Several finance, business, and leadership titles stood out among the year's publications, including *True North* by Bill George, a follow-up to *Authentic Leadership*; *The Only Three Questions That Count*, by Ken Fisher, long-time Forbes columnist and Chairman and CEO of Fisher Investments; the third book in the best-selling *Little Book* series, *Little Book of Common Sense Investing* by John Bogle; *The Science of Success: How Market-Based Management Built the World's Largest Private Company* by Charles Koch, Chairman and CEO of Koch Industry; and *Chocolates on the Pillow Aren't Enough: Reinventing the Customer Experience* by the Chairman and CEO of Loewe's Hotels, Jonathan Tisch.

Previously published titles continued to build momentum, including *Weight Watchers New Complete Cookbook* and *The Bon Appetit Cookbook*. *Hedgehogging* by Barton Biggs; *The Little Book That Beats The Market* by Joel Greenblatt; *Empire of Debt: The Rise of an Epic Financial Crisis* by William Bonner and Addison Wiggin; *The Invisible Employee: Realizing the Hidden Potential in Everyone* by Adrian Gostick and Chester Elton; and *Stock Investing For Dummies, 2nd Edition* by Paul Mladjenovic were all featured on major bestseller lists in 2007 along with perennial Wiley bestsellers, *Five Dysfunctions of a Team* by Patrick Lencioni; *Investing For Dummies*, by Eric Tyson; J.K. Lasser's *Income Tax 2006*; and *SuDoku For Dummies* by Andrew Heron and Andrew Stuart.

P/T's online business had an excellent year with strong advertising sales. Wiley acquired Whatsonwhen.com, a provider of travel-related online content, technology, and related services during the second quarter. The acquisition is already enhancing Wiley's extensive travel-related content business, which includes the integrated online and print *Frommer's, For Dummies, and Unofficial Guides* brands. Nearly 1,400 articles adapted from *For Dummies* text were delivered to Yahoo! Tech during the year. Yahoo! Tech provides consumers with advice and information on technology. Wiley significantly increased the number of Podcasts offered on its websites during the fiscal year.

In March, Wiley acquired the publishing assets of Anker Publishing, including approximately 100 backlist titles and a quarterly newsletter (*Department Chair*) which covers professional development for faculty and administrators in higher education.

During fiscal year 2007, Wiley signed an agreement with Microsoft to publish business books under a Microsoft Executive Circle series. P/T also signed a multi-year publishing agreement with the Lincoln Center for the Performing Arts, Inc. for a minimum of 15 books that will draw on Lincoln Center's community of artists, extensive archives, and educational expertise. Another alliance was formed during the fall with Essential Learning Partnership, a provider of web-based continuing education for clinical professionals in psychology, counseling, and social work, to enable clinicians to purchase training courses using Wiley titles to meet license requirements.

Scientific, Technical and Medical (STM):

Dollars in thousands	**2007**	2006	% change
Revenue	**$230,916**	$214,144	8%
Direct Contribution	**$115,169**	$108,832	6%
Contribution Margin	**49.9%**	50.8%	

U.S. STM revenue for fiscal year 2007 increased 8% to $230.9 million from $214.1 million in the previous year. Revenue growth was driven by journal subscriptions, non-subscription revenue, such as advertising and the sale of journal reprints, and STM reference books. New businesses and publication rights acquired during the year, such as *InfoPOEMS, Dialysis & Transplantation, The Hospitalist, the Journal of Orthopedic Research, Clinical Cardiology* and Carpe Diem contributed approximately $5.0 million of the top-line growth for the year.

Direct contribution to profit for fiscal year 2007 increased 6% to $115.2 million. Contribution margin decreased to 49.9% from 50.8% in the prior year. The decline in margin was primarily due to the higher cost of imported products and higher royalties due to product mix. STM results were also affected by costs associated with the adoption of SFAS 123R of approximately $1.2 million.

Customers continue to take advantage of *Wiley InterScience*'s content. The number of visits grew by nearly 24% during fiscal year 2007 compared to the previous year. *Pay-Per-View* and Article Select sales were strong around the world.

During fiscal year 2007, the Company embarked on an aggressive program to further exploit its intellectual content by digitizing selected landmark STM books. Consequently, the number of online books downloaded from *Wiley InterScience* grew by 30% during the year. The program includes the digitization of more than 750 volumes from at least 21 book series. Series editors include such eminent and pioneering scientists as Nobel Laureates Ilya Prigogine and Jean-Marie Lehn, and National Medal of Science Winner Stuart Rice. The Book Series is available as individual volumes, complete series, or multiple series, with discounts offered based on the number of volumes purchased. Wiley currently publishes approximately 2,800 online books, with approximately 40-50 new titles added every month. With the addition of the 750 back volumes, total online book content will comprise over one million pages.

During fiscal year 2007, Wiley signed publishing agreements with several scholarly societies, including the Mt. Sinai School of Medicine, the International Society of Magnetic Resonance in Medicine, the Society of Biochemistry and Molecular Biology, and the American College of Rheumatology. The Company also expanded its partnership with Skyscape, Inc., a leading provider of interactive, intelligent health solutions for desktop and mobile devices, to make InfoPOEMs evidence-based medicine summaries available to Skyscape's customer base of more than 575,000 medical professionals.

Earlier in fiscal year 2007, Wiley signed an agreement with the New York Public Library to provide public online access to over 300 peer-reviewed journals that until now have been available principally through academic or corporate collections. The objectives of this pilot project are to accumulate usage data on high-level journal content in a public library setting. This is Wiley's first such license for journal content with a major public library in North America.

Higher Education:

Dollars in thousands	**2007**	2006	% change
Revenue	**$162,473**	$156,200	4%
Direct Contribution	**$42,554**	$41,654	2%
Contribution Margin	**26.2%**	26.7%	

U.S. Higher Education revenue in fiscal year 2007 increased 4% to $162.5 million, or 7% after adjusting for the effect of the change in inter-segment product prices. Strong growth in accounting, driven by new editions sold through *WileyPLUS*, social sciences and sales of Microsoft Official Academic Course (MOAC) titles were partially offset by softness in mathematics, science, and engineering.

Direct contribution to profit for fiscal year 2007 improved 2%, or 11% adjusted for the effect of the change in inter-segment product prices. The improvement was due to revenue growth and lower costs driven by off-shoring composition, improved vendor terms, lower inventory provisions and lower costs associated with the delivery of electronic product, partially offset by incremental stock option costs associated with the adoption of SFAS 123R of $1.1 million. Contribution margin adjusted for the effect of the change in inter-segment prices improved 110 basis points to 26.2%.

WileyPLUS sales for fiscal year 2007 increased 90% over the prior year. Digital-only, i.e., not accompanied by a textbook, accounted for 20% of *WileyPLUS* sales. Marketing programs in the UK and Asia are helping to establish a presence for *WileyPLUS* in those regions. *WileyPLUS* Assignment Editions were officially launched in the Australian and New Zealand markets.

Soon after the end of the fiscal year 2007, Higher Education enhanced and re-launched its *WileyPLUS* online presence at www.wileyplus.com. Redesigned with intuitive navigation and user-focused content, the site will offer introductory information and demos, along with resources for current student and faculty users. The Wiley Faculty Network, a peer-to-peer network to help instructors better utilize technology, experienced a 50% increase in the number of attendees to its Guest Lectures throughout the fiscal year.

Early in fiscal year 2007, Wiley became Microsoft's sole publishing partner worldwide for all MOAC materials. Microsoft and Wiley are collaborating on a new co-branded series of textbook and e-learning products on several topics. Wiley also assumed responsibility for the sale of existing MOAC titles. Sales of MOAC titles have surpassed the expectations of both Wiley and Microsoft.

The *National Geographic Collegiate Atlas*, which Wiley publishes as part of its alliance with the National Geographic Society (NGS), was awarded the Best Book/Atlas at the American Congress on Surveying and Mapping design competition. Earlier in the year, Higher Education launched *Wiley Visualizing*, a series of introductory textbooks developed in exclusive partnership with the NGS that integrate rich visuals and media with text to enhance learning. Marketplace response to the new textbook series has been very positive. Higher Education also announced partnerships with the CFA Institute, a global membership organization of investment practitioners and educators, to publish finance titles under the CFA Institute Investment Series brand. Earlier in the year, Wiley and the George Lucas Educational Foundation, a non-profit organization dedicated to innovation and improvement in education, signed an agreement to co-produce a series of six textbooks employing "project-based" learning, which, has been demonstrated to increase self-direction and improve research and problem-solving skills.

Europe:

Dollars in thousands	**2007**	2006	% change	% excluding FX
Revenue	**$315,908**	$292,380	8%	4%
Direct Contribution	**$109,825**	$96,837	13%	12%
Contribution Margin	**34.8%**	33.1%		

Wiley Europe's revenue for fiscal year 2007 increased 8% to $315.9 million, or 5% after adjusting for the effect of the change in inter-segment product prices and favorable foreign exchange. The revenue growth was principally driven by journal subscriptions and STM reference books partially offset by lower *SuDoku For Dummies* sales, as planned.

Direct contribution for the full year increased 13% over the prior year, or 5% after adjusting for the effect of the change in inter-segment product prices and favorable foreign exchange. Higher royalties due to product mix and a $1.2 million charge for stock option costs associated with the adoption of SFAS 123R were partially offset by improved costs associated with electronic revenue. Also on an adjusted basis, the contribution margin was flat with the prior year.

Fiscal year 2007 ended on a positive note with indigenous books showing strength. P/T sales picked up momentum in continental Europe during the fourth quarter with much of the growth coming from technology books. STM journal subscriptions continued to increase in all disciplines, particularly chemistry, which includes the *Angewandte Chemie* journals published on behalf of the German Chemical Society.

Early in fiscal year 2007, Wiley Europe announced the formation of a multi-year publishing partnership with the Dana Centre, an extension of the Science Museum in London. Written by leading technology journalists and experts in the U.K., the books will examine technology-related news stories from around the world; explore their implications on everyday life; and provide predictions for the future. The Dana Centre is well known for its innovative and thought-provoking events and debates on contemporary science, technology, and culture.

Wiley Europe also signed a contract with the Strategic Management Society to publish a new journal, *Strategic Entrepreneurship*, extending its relationship with the Society. Wiley Europe signed a co-publishing agreement during the fourth quarter for a new book series with the Royal Microscopy Society, aiming to deliver three titles per year. Earlier in the year, an agreement was reached with the Royal Meteorological Society (RMetS), a leading professional and learned society, to publish all five of its journals. This agreement expands an existing relationship, establishing Wiley as the exclusive publisher of all the RMetS journals. Wiley and the RMetS have worked together since 1980, when they launched the *International Journal of Climatology*.

During fiscal year 2007, Wiley Europe renewed its contract with National Health Service in the U.K. for the Cochrane National Site License. In July, Wiley-VCH re-launched the pro-physik.de portal with a number of new customer-oriented features, such as enhanced search capabilities. Wiley Europe acquired the *European Transactions on Telecommunications* journal, which it has been publishing under a collaborative agreement for years. Wiley and the British Journal of Surgery Society renewed their contract.

Wiley Europe has been exploring new business opportunities with telecommunications companies. As a result, it extended its publishing partnership with Symbian to include the formation of a new Symbian Academy program for accredited Higher Education institutions, drawing on content from across all of Wiley's publishing programs.

Blackwell:

Dollars in thousands	2007
Revenue	**$105,760**
Direct Contribution	**$28,853**
Contribution Margin	**27.3%**

Blackwell's operating results have been included in the consolidated results of the Company since the effective date of the acquisition February 2, 2007. Blackwell revenue and direct contribution for fiscal year 2007 was $105.8 million and $28.9 million, respectively. Included in the results are approximately $5.5 million of amortization charges for intangible assets related to the acquisition. While not included in direct contribution, financing costs charged to interest expense for the acquisition were approximately $16.7 million in the quarter. The acquisition was dilutive to EPS by approximately $0.02 in the quarter and the fiscal year.

Since completing the acquisition, we have made significant progress integrating Blackwell with Wiley's global STM business. We have validated many of the key assumptions that underlie our acquisition plan. During the fourth quarter of fiscal year 2007, we announced the global organization structure for the merged business, which will include Blackwell and Wiley colleagues on the leadership team. Plans have been approved to merge global sales, marketing and content management which will result in significant synergies. As planned, we are capitalizing on Blackwell's successful off-shoring and outsourcing of various content management, manufacturing and shared support services.

Our current priorities are to finalize plans for the implementation of a single web platform; complete the integration of technology infrastructure resources; and to complete the transition to a common financial reporting, distribution and customer service infrastructure.

Since the acquisition closed, Wiley and Blackwell have renewed society journal contracts and announced the launch of new journals and new partnerships. New publications include *Clinical and Translational Science*, which will focus on the rapidly expanding field of translational studies, a complex medical discipline emerging at the intersection of applied bench research and clinical medicine; *Regulation & Governance*, a specialized international journal addressing the world's most pressing audit and risk challenges; *Asian Social Work and Policy Review*, the Korean Academy of Social Welfare's official publication; and *Archives of Drug Information*, a new, freely available peer-reviewed journal featuring the results of drug studies. This journal will help to address requests for transparency voiced by societies, health care practitioners, patients, media, and the government to disclose clinical trial information.

Asia, Australia and Canada:

Dollars in thousands	2007	2006	% change	% excluding FX
Revenue	**$132,992**	$124,000	7%	5%
Direct Contribution	**$28,145**	$27,265	3%	(3%)
Contribution Margin	**21.2%**	22.0%		

Wiley's fiscal year 2007 revenue in Asia, Australia, and Canada advanced 7% to $133.0 million, or 5% excluding favorable foreign exchange. Growth was driven by strong P/T sales in all regions and the sale of rights, partially offset by disappointing school sales in Australia. Direct contribution for the full year increased 3% to $28.1 million, but decreased 13% after adjusting for the effect of the change in inter-segment product prices and favorable foreign exchange. The decline was principally due to product mix and investments in the development of indigenous publishing programs.

WileyPLUS gained ground with new adoptions across Asia, Australia, and Canada. Microsoft Official Academic Course (MOAC) books are eliciting much interest, especially in Malaysia and India.

Wiley Canada delivered mixed results throughout the year, showing strength in its P/T business, but falling short in Higher Education. P/T's growth was driven by demand for local real estate titles and front-list releases, as well as strong demand for *For Dummies* titles. An indigenous title, *Beyond the Crease* by hockey player Martin Brodeur, has been selling well globally. Sales of *WileyPLUS* have exceeded expectations in Canada.

Shared Service and Administrative Costs

Shared services and administrative costs for fiscal year 2007 increased 19% to $269.8 million, or 17% excluding the unfavorable impact of foreign exchange. Blackwell contributed $22.4 million to the increase in fiscal year 2007 operating expenses. In addition, the increase reflects costs due to business growth and performance, stock options costs of $6.1 million associated with the adoption of SFAS 123R, and higher occupancy costs, mainly due to new facilities, partially offset by lower depreciation expense.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance was $59.3 million at the end of fiscal year 2008, compared with $71.5 million a year earlier. Cash provided by operating activities in fiscal year 2008 increased $59.5 million to $280.1 million due to higher cash earnings and lower working capital, partially offset by higher pension contributions. Cash provided from operations includes a full year of Blackwell results versus only the fourth quarter in the prior period. The improvement in working capital was principally due to higher prepaid subscriptions on Blackwell journals and *WileyPLUS*, lower income tax payments and higher accrued Blackwell royalties, partly offset by higher pension contributions, lower accrued interest and higher accounts receivable.

With respect to the improvement in Blackwell prepaid journal subscriptions over prior year, cash for calendar year 2007 journal subscriptions was received from November 2006 through January 2007. Due to the timing of the acquisition (February 2, 2007) the majority of prior years subscription receipts were received by Blackwell prior to the acquisition and retained in the acquired business. In addition the favorability in Blackwell royalties was mainly due to the timing of the acquisition, as most of the annual journal royalties had been accrued at the time of the acquisition and were paid subsequently prior to the end of fiscal year 2007.

Pension contributions in fiscal year 2008 were $59.4 million, compared to $8.3 million in the prior year. New regulations in the U.S. and the U.K. require companies to fully fund their statutory pension plans, generally within seven years. Over the seven-year transition funding period companies face significantly increased levies based upon present funding levels and restrict flexibility in modifying those plans. The Company determined that it was appropriate for both participants in the plans and the Company to accelerate a portion of the newly required funding in the current fiscal year. The accelerated funding will provide economic and earnings benefits to the Company in the form of a reduction in aggregate future cash funding to the plans and accretion to future earnings over the seven-year funding transition period. In addition, it will decrease future volatility in earnings and cash flows, and provide Wiley flexibility in managing those plans involved. The accelerated funding was $10 million to the U.S. statutory plan and $15 million to a U.K. statutory plan. In addition, the Company provided approximately $23 million of funding to the U.K. plan acquired with the Blackwell acquisition as anticipated. The Company anticipates making pension contributions in fiscal year 2009 of approximately $10.0 million.

Cash used for investing activities for fiscal year 2008 was approximately $170.2 million compared to $1.0 billion in fiscal year 2007. The Company invested $6.8 million in the acquisition of publishing businesses, assets and rights compared to $972.9 million in the prior year. Significant prior year acquisitions included Blackwell for approximately $1.1 billion in cash plus liabilities assumed less cash acquired. As part of the Blackwell acquisition on February 2, 2007, the Company acquired $42.3 million in marketable securities which were all sold by the Company during the fourth quarter of fiscal year 2007.

Cash used for property, plant and equipment and product development increased $ 55.7 million in fiscal year 2008 versus the prior year. Product development spending increased approximately $35.0 million related to Blackwell. The additions to property, plant and equipment in both years were principally for computer hardware and software to support customer products and improve productivity. Additions in fiscal year 2007 also included approximately $7.0 million associated with additional publishing facilities acquired in the United Kingdom.

Cash used in financing activities was $124.5 million in fiscal year 2008, as compared to cash provided of $817.0 million in fiscal year 2007. In fiscal 2008, cash was used primarily to repay debt and pay dividends to shareholders. Financing activities in fiscal 2007 included approximately $1.1 billion of acquisition debt associated with Blackwell, the repayment of other debt facilities and dividend payments to shareholders. During fiscal year 2008 the Company repurchased 100,000 shares at an average price of $36.79. The Company increased its quarterly dividend to shareholders by 10% to $0.11 per share in fiscal year 2008 versus $0.10 per share in the prior year.

As of April 30, 2008 the Company had approximately $842 million of debt outstanding with approximately $522 million of unused borrowing capacity. See Note 12 for description of credit facilities.

On October 19, 2007, the Company entered into an interest rate swap agreement, designated by the Company as a cash flow hedge as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The hedge will fix a portion of the variable interest due on the Revolving Credit Facility. Under the terms of the interest rate swap, the Company will pay a fixed rate of 4.60% and will receive a variable rate of interest at three month LIBOR (as defined) from the counterparty which will be reset every three months for a three-year period ending August 8, 2010. The notional amount of the rate swap is $100 million. Aggregate notional amount of interest rate swap agreements associated with the Term Loan and Revolving Credit Facility were $715 million as of April 30, 2008. It is management's intention that the notional amount of the interest rate swap be less than the Term Loan and Revolving Credit Facility outstanding during the life of the derivative.

The Company's operating cash flow is affected by the seasonality of its U.S. Higher Education business and receipts from its journal subscriptions. Journal receipts occur primarily from November through January from companies commonly referred to as journal subscription agents. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to journal agents' financial position and liquidity. Sales in the U.S. higher education market tend to be concentrated in June through August, and again in November through January. The Company normally requires increased funds for working capital from May through September.

Working capital at April 30, 2008 was negative $260.4 million. Working capital is negative as a result of including, in current liabilities, deferred revenue related to subscriptions for which cash has been received. This deferred revenue will be recognized into income as the products are shipped or made available online to the customers over the term of the subscription. Current liabilities as of April 30, 2008 include $315.8 million of such deferred subscription revenue.

The Company has adequate cash and cash equivalents available, as well as short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt.

Projected product development and property, equipment and technology capital spending for fiscal year 2009 is forecast to be approximately $125 million and $45 million, respectively, including incremental ongoing spending associated with Blackwell and significant one-time integration-related capital spending to merge the operations of the two businesses. These investments will be funded primarily from internal cash generation, the liquidation of cash equivalents, and the use of short-term lines of credit.

A summary of contractual obligations and commercial commitments, excluding interest charges on debt, and unrecognized tax benefits further described in Note 11, as of April 30, 2008 is as follows:

		Payments Due by Period			
Contractual Obligations	Total	Within Year 1	2-3 Years	4-5 Years	After 5 Years
Total Debt	$842.3	$45.0	$157.5	$639.8	$-
Non-Cancelable Leases	272.7	35.8	64.0	57.0	115.9
Minimum Royalty Obligations	111.2	27.1	43.4	26.7	14.0
Other Commitments	8.1	7.3	0.8	-	-
Total	$1,234.3	$115.2	$265.7	$723.5	$129.9

Market Risk

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

Interest Rates:

The Company had $842.3 million of variable rate loans outstanding at April 30, 2008, which approximated fair value. On February 16, 2007, the Company entered into an interest rate swap agreement, designated as a cash flow hedge as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The hedge will fix a portion of the variable interest due on a portion of the new Term Loan. Under the terms of the interest rate swap, the Company will pay a fixed rate of 5.076% and will receive a variable rate of interest based on three month LIBOR (as defined) from the counter party which will be reset every three months for a four-year period ending February 8, 2011. The notional amount of the rate swap was initially $660 million which will decline through February 8, 2011, based on the expected amortization of the Term Loan. As of April 30, 2008, the notional amount of the rate swap was $615.0 million. On October 19, 2007, the Company entered into an additional interest rate swap agreement designed by the Company as a cash flow hedge that will fix a portion of the variable interest due on the Revolving Credit Facility. Under the terms of this interest rate swap, the Company will pay a fixed rate of 4.60% and will receive a variable rate of interest based on three month LIBOR (as defined) from the counterparty which will be reset every three months for a three-year period ending August 8, 2010. The notional amount of the rate swap is $100 million.

It is management's intention that the notional amount of interest rate swaps be less than the Term Loan and the Revolving Credit Facility outstanding during the life of the derivatives. During fiscal year 2008, the Company recognized a loss on its hedge contracts of approximately $2.2 million which is reflected in interest expense. At

April 30, 2008, the aggregate fair value of the interest rate swaps was a net loss of $27.1 million which is included in Other Long Term Liabilities in the Consolidated Statement of Financial Position. On an annual basis, a hypothetical one percent change in interest rates for the $127.3 million of unhedged variable rate debt as of April 30, 2008 would affect net income and cash flow by approximately $0.8 million.

Foreign Exchange Rates:

The Company is exposed to foreign exchange movements primarily in sterling, euros, Canadian and Australian dollars, and certain Asian currencies. Under certain circumstances, the Company may enter into derivative financial instruments in the form of foreign currency forward contracts as a hedge against specific transactions, including inter-company purchases. The Company does not use derivative financial instruments for trading or speculative purposes. There were no contracts outstanding at April 30, 2008.

Credit Risk:

In the journal publishing business, subscriptions are often sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering and consolidate the subscription orders/billings with various publishers. Subscription agents account for approximately 20% of total consolidated revenue and no one agent accounts for more than 8% of total consolidated revenue. Subscription agents generally collect cash in advance from subscribers and remit payments to journal publishers, including the Company, prior to the commencement of the subscriptions. While at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents may depend significantly on their financial condition and liquidity. Insurance for payment on these accounts is not commercially feasible and/or available.

The Company's business is not dependent upon a single customer; however, the industry is concentrated in national, regional, and online bookstore chains. Although no one book customer accounts for more than 6% of consolidated book and journal revenue, the top 10 book customers account for approximately 19% of total consolidated revenue and approximately 39% of total gross trade accounts receivable at April 30, 2008. Payments for the sale of journals are predominantly collected in advance.

Critical Accounting Policies

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Management continually evaluates the basis for its estimates. Actual results could differ from those estimates, which could affect the reported results.

Financial Reporting Release No. 60, released by the Securities and Exchange Commission, requires all companies to discuss critical accounting policies or methods used in the preparation of financial statements. Note 2 of the "Notes to Consolidated Financial Statements" includes a summary of the significant accounting policies and methods used in preparation of our Consolidated Financial Statements. Set forth below is a discussion of the Company's more critical accounting policies and methods.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectability is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance. The prepayment is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectability is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company. Revenue is reported net of any amounts billed to customers for taxes which are remitted to government authorities.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of the customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $8.0 million and $11.2 million at April 30, 2008 and 2007, respectively.

Sales Return Reserve: The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which we operate. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $55.5 million and $56.1 million at April 30, 2008 and 2007, respectively. A one percent change in the estimated sales return rate could affect net income by approximately $4.4 million. A change in the pattern or trends in returns could affect the estimated allowance.

Reserve for Inventory Obsolescence: Inventories are carried at cost or market whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsalable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. A change in sales trends could affect the estimated reserve. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $35.4 million and $32.2 million as of April 30, 2008 and 2007, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill and other intangible assets. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For significant acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks, acquired publication rights and non-compete agreements. In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur which would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other finite-lived intangible assets continue to be amortized over their useful lives. Acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 40 years. Non-compete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: Depreciable and amortizable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on discounted future cash flow.

Recently Issued Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). In February 2008, the FASB issued a partial deferral of the statement's effective date. SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Included in the deferral, the FASB agreed to a one-year delay of the fair value measurement requirement for certain nonfinancial assets and liabilities. The Company plans to adopt SFAS 157 as of May 1, 2008 for assets and liabilities not subject to the deferral and as of May 1, 2009 for those nonfinancial assets and liabilities subject to the deferral. The Company does not expect the May 1, 2008 adoption for financial assets and liabilities to have a significant impact on its consolidated financial statements and is currently assessing the impact, if any, of the deferred portion of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to irrevocably elect to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis with the resulting changes in fair value recorded in earnings. The objective of SFAS 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by using different measuring attributes for financial assets and liabilities. The Company is required to adopt SFAS 159 as of May 1, 2008. However, the Company does not expect to apply the fair value option of SFAS 159 to any of its existing assets and liabilities and therefore does not expect the standard to have a significant impact on its consolidated financial statements.

In December 2007, the FASB issued Statements No. 141R, Business Combinations ("SFAS 141R"). SFAS 141R expands the scope of acquisition accounting to all transactions under which control of a business is obtained. Principally, SFAS 141R requires that contingent consideration as well as contingent assets and liabilities be recorded at fair value on the acquisition date and that certain transaction and restructuring costs be expensed. SFAS 141R is effective for acquisitions made on and after May 1, 2009. While The Company is currently assessing the impact of SFAS 141(R) on its consolidated financial statements, The Company expects that upon adoption of SFAS 141(R), the application of the new standard is likely to have a significant impact on how the Company allocates the purchase price of any future acquired businesses.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("FAS 161"), which is effective for the Company February 1, 2009. SFAS 161 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity's financial position, financial performance, and cash flows. Since SFAS 161 requires only additional disclosures about the Company's derivatives and hedging activities, the adoption of SFAS 161 will not affect the Company's financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position No. FSP SFAS 142-3 "Determination of the Useful Life of Intangible Assets" ("SFAS 142-3"). SFAS 142-3 amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" SFAS 142-3 requires an entity to consider its own assumptions about the renewal or extension of the term of the arrangement, consistent with its expected use of the asset. SFAS 142-3 also requires several incremental disclosures for renewable intangible assets. The Company is required to adopt SFAS 142-3 as of May 1, 2009. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The Company is currently assessing the impact, if any, on its consolidated financial statements.

There have been no other new accounting pronouncements issued during fiscal year 2008 that have had, or are expected to have a material impact on the Company's consolidated financial statements.

"Safe Harbor" Statement Under the
Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Results By Quarter (Unaudited)

Dollars in millions, except per share data

	2008		2007	
Revenue				
First Quarter	$ **388.5**		$ 263.4	
Second Quarter	**423.0**		284.4	
Third Quarter	**429.3**		296.7	
Fourth Quarter	**432.9**		390.1	
Fiscal Year	$ **1,673.7**		$ 1,234.6	
Operating Income				
First Quarter	$ **46.3**		$ 35.0	
Second Quarter	**61.9**		42.0	
Third Quarter	**68.0**		50.7	
Fourth Quarter	**46.8**		33.6	
Fiscal Year	$ **223.0**		$ 161.3	
Net Income				
First Quarter	$ **40.2**		$ 21.9	
Second Quarter (a)	**38.3**		29.9	
Third Quarter (b)	**40.0**		33.4	
Fourth Quarter	**29.0**		14.4	
Fiscal Year	$ **147.5**		$ 99.6	
Income Per Share	**Diluted**	**Basic**	Diluted	Basic
First Quarter	$ **0.68**	$ **0.70**	$ 0.38	$ 0.39
Second Quarter (a)	**0.65**	**0.67**	0.52	0.53
Third Quarter (b)	**0.67**	**0.69**	0.57	0.59
Fourth Quarter	**0.49**	**0.49**	0.25	0.25
Fiscal Year	$ **2.49**	$ **2.55**	$ 1.71	$ 1.75

NOTE: The Company acquired Blackwell Publishing (Holdings) Ltd. ("Blackwell") on February 2, 2007 the beginning of the Company's fourth quarter of fiscal year 2007. See segment data in Note 17 to the Consolidated Financial Statements for details on the operating results of Blackwell during fiscal year 2007.

(a) In the second quarter of fiscal year 2008, the Company recognized a net tax benefit of $15.3 million, or $0.26 per diluted share, associated with a new tax law enacted in the United Kingdom on July 19, 2007 that reduced the corporate income tax rate from 30% to 28%. The benefit recognized by the Company reflects the adjustment required to record all UK-related deferred tax balances at the new UK corporate income tax rate of 28%. In the second quarter of fiscal year 2007, the Company recognized a net tax benefit of $4.2 million, or $0.07 per diluted share. This benefit coincided with the resolution and settlement of certain tax matters with authorities in the U.S. and abroad.

(b) In the third quarter of fiscal year 2008 the Company recognized a $3.4 million, or $0.06 per diluted share, tax benefit associated with new tax laws enacted in Germany that reduced the corporate income tax rate from 39% to 29%. The benefits recognized by the Company reflect the adjustments required to record all Germany-related deferred tax balances at the new corporate income tax rates. In the third quarter of fiscal year 2007, the Company recognized a net tax benefit of $1.3 million, or $0.02 per diluted share. This benefit coincided with the resolution and settlements of certain tax matters with authorities in the U.S. and abroad.

Quarterly Share Prices, Dividends, and Related Stockholder Matters

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range by fiscal quarter for the past two fiscal years were as follows:

	Class A Common Stock			Class B Common Stock		
		Market Price			Market Price	
	Dividends	High	Low	Dividends	High	Low
2008						
First Quarter	**$0.11**	**$49.35**	**$38.01**	**$0.11**	**$49.03**	**$38.00**
Second Quarter	**0.11**	**45.24**	**40.00**	**0.11**	**45.21**	**40.22**
Third Quarter	**0.11**	**44.33**	**35.98**	**0.11**	**43.72**	**36.14**
Fourth Quarter	**0.11**	**46.54**	**36.01**	**0.11**	**46.63**	**36.02**
2007						
First Quarter	$0.10	$36.39	$32.62	$0.10	$36.44	$32.61
Second Quarter	0.10	36.15	31.86	0.10	36.01	31.76
Third Quarter	0.10	41.00	35.12	0.10	40.78	35.14
Fourth Quarter	0.10	39.24	36.75	0.10	39.05	36.95

As of April 30, 2008, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,203 and 113 respectively, based on the holders of record.

The Company did not repurchase any common stock during the fourth quarter of fiscal year 2008.

The Company's credit agreement contains certain restrictive covenants related to the payment of dividends and share repurchases. Under the most restrictive covenant, approximately $115.0 million was available for such restricted payments as of April 30, 2008. Subject to the foregoing, the Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors.

Selected Financial Data

Dollars in thousands (except per share data)	For the Years Ended April 30, 2008	2007	2006	2005	2004
Revenue	**$1,673,734**	$1,234,641	$1,043,932	$974,048	$922,962
Operating Income	**222,990**	161,304	152,679	141,381	129,379
Net Income (a-b)	**147,536**	99,619	110,328	83,841	88,840
Working Capital (c)	**(243,581)**	(199,657)	(35,801)	(2,393)	17,641
Total Assets	**2,588,814**	2,553,069	1,026,009	1,032,569	998,946
Long-Term Debt	**797,318**	977,721	160,496	196,214	200,000
Shareholders' Equity	**689,118**	529,508	401,840	396,574	415,064
Per Share Data					
Income Per Share (a-b)					
Diluted	**$2.49**	$1.71	$1.85	$1.35	$1.41
Basic	**$2.55**	$1.75	$1.90	$1.38	$1.44
Cash Dividends					
Class A Common	**$0.44**	$0.40	$ 0.36	$ 0.30	$ 0.26
Class B Common	**$0.44**	$0.40	$0 .36	$0.30	$ 0.26

NOTE: The Company acquired Blackwell Publishing (Holdings) Ltd. ("Blackwell") on February 2, 2007. See segment data in Note 17 to the Consolidated Financial Statements for details on the operating results of Blackwell.

(a) Tax benefits included in fiscal year results are as follows:

- Fiscal year 2008 includes a $18.7 million tax benefit, or $0.32 per diluted share, associated with new tax legislation enacted in the United Kingdom and Germany that reduced the corporate income tax rates from 30% to 28% and from 39% to 29%, respectively. The benefits recognized by the Company reflect the adjustments required to record all U.K. and Germany-related deferred tax balances at the new corporate income tax rates.
- Fiscal year 2007 includes a $5.5 million tax benefit, or $0.09 per diluted share. This benefit coincides with the resolution and settlements of certain tax matters with authorities in the U.S. and abroad.
- Fiscal year 2006, the Company recognized a net tax benefit of $6.8 million, or $0.11 per diluted share, related to the favorable resolution of certain matters with tax authorities.
- In the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law in October 2004. The law provided for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on the dividend in the fourth quarter of fiscal year 2005 was approximately $7.5 million, or $0.12 per diluted share. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.
- In fiscal year 2004, the Company recognized a net tax benefit of $3.0 million, or $0.05 per diluted share, related to the favorable resolution of certain state and federal tax matters, and an adjustment to accrued foreign taxes.

(b) Effective May 1, 2006, the Company adopted SFAS 123R which required that companies recognize share-based compensation to employees in the Statement of Income based on the fair value of the share-based awards. The adoption of SFAS 123R resulted in the recognition of an incremental share-based compensation expense of $11.3 million ($7.0 million after taxes) or $0.12 per diluted share for the full year ended April 30, 2007.

(c) Working capital is reduced or negative as a result of including in current liabilities the deferred revenue related to journal subscriptions for which the cash has been received. The deferred revenue will be recognized into income as the journals are shipped or made available online to the customers over the term of the subscription.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To our Shareholders
John Wiley and Sons, Inc.:

The management of John Wiley and Sons, Inc. and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework* issued by COSO, our management concluded that our internal control over financial reporting was effective as of April 30, 2008.

Changes in Internal Control over Financial Reporting: Except as described below, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during fiscal year 2008.

As part of the acquisition of Blackwell Publishing we are integrating Blackwell finance functions and processes into Wiley's processes. This integration has and will result in business process changes. We have enhanced the design and documentation of our internal control processes to ensure suitable controls over financial reporting.

The effectiveness of our internal control over financial reporting as of April 30, 2008 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The Company's Corporate Governance Principles, Committee Charters, Business Conduct and Ethics Policy and the Code of Ethics for Senior Financial Officers are published on our web site at www.wiley.com under the "About Wiley—Investor Relations—Corporate Governance" captions. Copies are also available free of charge to shareholders on request to the Corporate Secretary, John Wiley & Sons, Inc., 111 River Street, Hoboken, NJ 07030-5774.

/s/ William J. Pesce

William J. Pesce
President and Chief Executive Officer

/s/ Ellis E. Cousens

Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

/s/ Edward J. Melando

Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

June 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We have audited the accompanying consolidated balance sheets of John Wiley & Sons, Inc. (the "Company") and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule (as listed in the index to Item 8). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 of the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," as of May 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), John Wiley & Sons, Inc.'s internal control over financial reporting as of April 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)"), and our report dated June 26, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(signed) KPMG LLP

New York, New York
June 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We have audited John Wiley & Sons, Inc.'s internal control over financial reporting as of April 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). John Wiley & Sons, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, John Wiley & Sons, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2008, and our report dated June 26, 2008 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG LLP

New York, New York
June 26, 2008

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	April 30 2008	 2007
Assets:		
Current Assets		
Cash and cash equivalents	$ 59,311	$ 71,493
Accounts receivable	224,757	201,407
Inventories	118,209	112,863
Deferred income tax benefits	3,651	16,734
Prepaid and other	41,652	18,683
Total Current Assets	447,580	421,180
Product Development Assets	95,126	86,041
Property, Equipment and Technology	145,709	126,712
Intangible Assets	1,120,398	1,166,289
Goodwill	708,233	704,143
Deferred Income Tax Benefits	29,136	16,568
Other Assets	42,632	32,136
Total Assets	$ 2,588,814	$ 2,553,069
Liabilities and Shareholders' Equity:		
Current Liabilities		
Accounts and royalties payable	$ 189,332	$ 147,778
Deferred revenue	315,830	305,405
Accrued income taxes	1,633	9,353
Accrued pension liability	2,499	2,139
Other accrued liabilities	136,867	133,662
Current portion of long-term debt	45,000	22,500
Total Current Liabilities	691,161	620,837
Long-Term Debt	797,318	977,721
Accrued Pension Liability	82,755	112,271
Other Long-Term Liabilities	100,421	41,174
Deferred Income Taxes	228,041	271,558
Shareholders' Equity		
Preferred Stock, $1 par value: Authorized - 2 million, Issued - zero	-	-
Class A Common Stock, $1 par value: Authorized - 180 million, Issued – 69,641,921 and 69,387,799	69,642	69,388
Class B Common Stock, $1 par value: Authorized - 72 million, Issued – 13,548,341 and 13,802,463	13,549	13,803
Additional paid-in capital	140,723	100,013
Retained earnings	794,762	673,254
Accumulated other comprehensive gain (loss):		
Foreign currency translation adjustment	53,292	57,224
Unamortized pension and retiree medical	(26,813)	(30,465)
Unrealized gain (loss) on interest rate swap	(13,831)	(1,802)
	1,031,324	881,415
Less Treasury Shares At Cost (Class A – 20,661,469 and 21,735,471; Class B – 3,902,576 and 3,902,576)	(342,206)	(351,907)
Total Shareholders' Equity	689,118	529,508
Total Liabilities and Shareholders' Equity	$ 2,588,814	$ 2,553,069

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands, except per share data	For the years ended April 30 2008	2007	2006
Revenue	**$ 1,673,734**	$ 1,234,641	$ 1,043,932
Costs and Expenses			
Cost of sales	**536,852**	393,546	331,851
Operating and administrative expenses	**874,912**	659,116	545,904
Amortization of intangibles	**38,980**	20,675	13,498
Total Costs and Expenses	**1,450,744**	1,073,337	891,253
Operating Income	**222,990**	161,304	152,679
Interest income and other, net	**5,351**	4,386	1,125
Interest expense	**(66,813)**	(26,188)	(9,960)
Net Interest Expense and Other	**(61,462)**	(21,802)	(8,835)
Income Before Taxes	**161,528**	139,502	143,844
Provision for Income Taxes	**13,992**	39,883	33,516
Net Income	**$ 147,536**	$ 99,619	$ 110,328
Income Per Share			
Diluted	**$ 2.49**	$ 1.71	$ 1.85
Basic	**2.55**	1.75	1.90
Cash Dividends Per Share			
Class A Common	**$ 0.44**	$ 0.40	$ 0.36
Class B Common	**0.44**	0.40	0.36
Average Shares			
Diluted	**59,323**	58,287	59,792
Basic	**57,921**	56,932	58,071

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	For the years ended April 30 2008	2007	2006
Operating Activities			
Net Income	$ 147,536	$ 99,619	$ 110,328
Noncash Items			
Amortization of intangibles	38,980	20,676	13,498
Amortization of composition costs	43,613	38,722	36,473
Depreciation of property, equipment and technology	33,330	28,926	32,031
Stock-based compensation (net of tax)	17,475	12,559	4,854
Excess tax benefits from stock-based compensation	(11,223)	(4,455)	-
Non-cash tax benefits	(18,663)	(5,468)	(14,252)
Reserves for returns, doubtful accounts, and obsolescence	6,419	6,931	12,961
Deferred income taxes	10,784	3,604	5,009
Pension expense	22,894	16,710	15,469
Earned royalty advances and other	58,100	40,661	21,990
Changes in Operating Assets and Liabilities			
Increase/(Decrease), excluding acquisitions			
Accounts receivable	(20,007)	1,167	(20,519)
Net taxes payable	20,311	(956)	8,422
Inventories	(10,038)	(4,060)	(12,111)
Deferred revenue	10,277	(15,872)	390
Other accrued liabilities	(10,838)	11,543	9,834
Accounts and royalties payable	4,421	(22,465)	26,443
Pension contributions	(59,360)	(8,338)	(7,043)
Other	(3,876)	1,090	(1,135)
Cash Provided by Operating Activities	280,135	220,594	242,642
Investing Activities			
Additions to product development assets	(113,069)	(76,225)	(70,921)
Additions to property, equipment and technology	(50,315)	(31,445)	(21,355)
Blackwell acquisition, net of cash acquired	-	(953,197)	-
Acquisition of other publishing businesses, assets and rights	(6,802)	(19,712)	(31,354)
Sale of marketable securities	-	42,334	10,000
Cash Used for Investing Activities	(170,186)	(1,038,245)	(113,630)
Financing Activities			
Repayment of long-term debt	(1,049,360)	(620,678)	(336,298)
Borrowings of long-term debt	891,476	1,458,400	303,754
Purchase of treasury stock	(3,679)	(7,278)	(108,867)
Change in book overdrafts	36,253	6,754	(7,514)
Debt financing costs	-	(8,315)	-
Cash dividends	(25,613)	(22,839)	(21,103)
Proceeds from exercise of stock options and other	15,190	6,462	5,173
Excess tax benefit from stock-based compensation arrangements	11,223	4,455	-
Cash (Used for)/Provided by Financing Activities	(124,510)	816,961	(164,855)
Effects of Exchange Rate Changes on Cash	2,379	2,437	(315)
Cash and Cash Equivalents			
(Decrease)/Increase for year	(12,182)	1,747	(36,158)
Balance at beginning of year	71,493	69,746	105,904
Balance at end of year	$ 59,311	$ 71,493	$ 69,746
Cash paid During the Year for			
Interest	$ 69,071	$ 12,294	$ 8,001
Income taxes, net	$ 24,679	$ 40,422	$ 33,829

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Deferred Comp-ensation	Accumulated Other Comp-rehensive Income (Loss)	Total Share-holder's Equity
Balance at May 1, 2005	$68,984	$14,207	$55,478	$507,249	$(248,252)	$(3,074)	$1,982	$396,574
Shares Issued Under Employee Benefit Plans			6,795		2,348			9,143
Purchase of Treasury Shares					(108,867)			(108,867)
Exercise of Stock Options, including taxes			7,314		3,202			10,516
Class A Common Stock Dividends				(17,252)				(17,252)
Class B Common Stock Dividends				(3,851)				(3,851)
Other	51	(51)				(438)		(438)
Comprehensive Income:								
Net income				110,328				110,328
Foreign currency translation adjustments							(2,791)	(2,791)
Minimum liability pension adjustments, net of a $5,547 tax charge							8,478	8,478
Total Comprehensive Income								116,015
Balance at May 1, 2006	$69,035	$14,156	$69,587	$596,474	$(351,569)	$(3,512)	$7,669	$401,840
Shares Issued Under Employee Benefit Plans			8,149		2,976			11,125
Purchase of Treasury Shares					(7,278)			(7,278)
Exercise of Stock Options, including taxes			5,663		3,964			9,627
Stock-based compensation expense			20,126					20,126
Class A Common Stock Dividends				(18,806)				(18,806)
Class B Common Stock Dividends				(4,033)				(4,033)
Other	353	(353)	(3,512)			3,512		
Adoption of FASB Statement No. 158, net of a $6,025 tax benefit							(8,078)	(8,078)
Comprehensive Income:								
Net income				99,619				99,619
Foreign currency translation adjustments							31,484	31,484
Unamortized pension and retiree medical, net of a $3,217 tax benefit							(4,316)	(4,316)
Unrealized loss on interest rate swap, net of a $1,086 tax benefit							(1,802)	(1,802)
Total Comprehensive Income								124,985
Balance at April 30, 2007	$69,388	$13,803	$100,013	$673,254	$(351,907)	$ -	$24,957	$529,508
Shares Issued Under Employee Benefit Plans			(2,665)		3,590			925
Purchase of Treasury Shares					(3,679)			(3,679)
Exercise of Stock Options, including taxes			15,334		9,790			25,124
Stock-based compensation expense			28,041					28,041
Class A Common Stock Dividends				(21,263)				(21,263)
Class B Common Stock Dividends				(4,350)				(4,350)
Other	254	(254)						
Adoption of FIN 48, tax liability adjustment				(415)				(415)
Comprehensive Income:								
Net income				147,536				147,536
Foreign currency translation adjustments							(3,932)	(3,932)
Unamortized pension and retiree medical, net of a $ 1,848 tax benefit							3,652	3,652
Unrealized loss on interest rate swap, net of a $7,248 tax benefit							(12,029)	(12,029)
Total Comprehensive Income								135,227
Balance at April 30, 2008	$69,642	$13,549	$140,723	$794,762	($342,206)	$–	$12,648	$689,118

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Description of Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise).

The Company is a global publisher of print and electronic products, providing content to customers worldwide. Core businesses include professional and consumer books and subscription products; scientific, technical, medical and scholarly journals, encyclopedias, books, and online products; and educational materials for undergraduate and graduate students and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has at least a 20%, but less than a majority interest, are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

In connection with the integration of the Company's acquisition of Blackwell Publishing (Holdings) Ltd. ("Blackwell") on February 2, 2007, the Company made various reclassifications within the Condensed Consolidated Statements of Income which mainly consisted of a realignment of the reporting of journal distribution costs from cost of sales to operating and administrative costs. The reclassification of these costs resulted in reductions of cost of sales of $16.5 million and $10.5 million, for the fiscal years ended April 30, 2007 and 2006 respectively, with corresponding increases to operating and administrative costs for those periods.

Under the Company's cash management system, a book overdraft balance exists for the Company's primary disbursement accounts. This overdraft represents uncleared checks in excess of cash balances in the related bank accounts. The Company's funds are transferred from existing bank account balances or from lines of credit on an as-needed basis to pay for clearing checks. As of April 30, 2007, book overdrafts, which were previously reported in Cash and Cash Equivalents, of $15.7 million, have now been reclassified into Accounts and Royalties Payable in the Condensed Consolidated Statements of Financial Position to conform to the current presentation. As of April 30, 2008, $52.0 million of book overdrafts were included in Accounts and Royalties Payable.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered;

the price to the customer is fixed or determinable; and collectability is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance. The prepayment is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectability is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company. Revenue is reported net of any amounts billed to customers for taxes which are remitted to government authorities.

Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at cost plus accrued interest, which approximates market value.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of a customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $8.0 million and $11.2 million at April 30, 2008 and 2007, respectively.

Sales Return Reserves: The process which the Company uses to determine its sales returns and the related reserve provision charged against revenue is based on applying an estimated return rate to current year sales. This rate is based upon an analysis of actual historical return experience in the various markets and geographic regions in which the Company does business. The Company collects, maintains and analyzes significant amounts of sales returns data for large volumes of homogeneous transactions. This allows the Company to make reasonable estimates of the amount of future returns. All available data is utilized to identify the returns by market and as to which fiscal year the sales returns apply. This enables management to track the returns in detail and identify and react to trends occurring in the marketplace, with the objective of being able to make the most informed judgments possible in setting reserve rates. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $55.5 million and $56.1 million at April 30, 2008 and 2007, respectively.

Reserve for Inventory Obsolescence: A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsalable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $35.4 million and $32.2 million as of April 30, 2008 and 2007, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items, including goodwill and other intangible assets. Such estimates include discounted estimated cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company may use an independent appraiser to confirm the reasonableness of such estimates.

Inventories: Inventories are stated at cost or market, whichever is lower. U.S. book inventories aggregating $73.9 million and $73.9 million at April 30, 2008 and 2007, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Product Development Assets: Product development assets consist of composition costs and royalty advances to authors. Costs associated with developing any publication are expensed until the product is determined to be commercially viable. Composition costs, primarily representing the costs incurred to bring an edited commercial manuscript to publication including typesetting, proofreading, design and illustration, etc., are capitalized and generally amortized on a double-declining basis over estimated useful lives, ranging from 1 to 3 years. Royalty advances to authors are capitalized and, upon publication, are recovered as royalties earned by the authors based on sales of the published works. Author advances are periodically reviewed for recoverability and a reserve for loss is maintained, if appropriate.

Advertising Expense: Advertising costs are expensed as incurred. The Company incurred $34.1 million, $39.8 million and $36.9 million in advertising costs in fiscal years 2008, 2007 and 2006, respectively.

Property, Equipment and Technology: Property, equipment and technology is recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. Costs incurred during the application development stage include costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the software project. Such costs are amortized over the expected useful life of the related software generally 3 to 5 years. Maintenance, training, and upgrade costs that do not result in additional functionality are expensed as incurred.

Buildings, leasehold improvements, and capital leases are amortized over the lesser of the estimated useful lives of the assets up to 40 years, or over the duration of the lease, using the straight-line method. Furniture and fixtures are depreciated principally on the straight-line method over estimated useful lives ranging from 3 to 10 years. Computer equipment is amortized on a straight-line basis over estimated useful lives ranging from 3 to 5 years.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of brands, trademarks, acquired publication rights, customer relationships and non-compete agreements. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur that would more likely than not reduce the fair market value of a reporting unit, or intangible asset, below its' carrying amount. The Company evaluates the recoverability of indefinite-lived intangible assets by comparing the fair value of the intangible asset to the carrying value. For goodwill impairment, the Company uses a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as impairment.

Finite-lived intangible assets are amortized over their useful lives and management evaluates the estimated life in accordance with SFAS 142. The most significant factors in determining the life of these intangibles is the history and longevity of the brands, trademarks or titles acquired, combined with the strength of cash flows. Acquired publishing rights that have an indefinite life are typically characterized by intellectual property with a long and well-established revenue stream resulting from strong and well-established imprint/brand recognition in the market.

Acquired publication rights, trademarks, customer relationships and brands with finite lives are amortized on a straight-line basis over periods ranging from 5 to 40 years. Non-compete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: Depreciable and amortizable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on discounted future cash flows.

Derivative Financial Instruments: The Company, from time to time, enters into forward exchange and interest rate swap contracts as a hedge against foreign currency asset and liability commitments, and anticipated transaction exposures, including intercompany purchases. The Company accounts for its derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, all derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. The Company does not use financial instruments for trading or speculative purposes.

Foreign Currency Gains/Losses: The Company translates the results of operations of its international subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in shareholders' equity, while foreign denominated transactions are revalued monthly and recorded in operating and administrative expenses. Included in operating and administrative expenses were net foreign exchange transaction losses of approximately $2.7 million, $0.2 million, and $0.2 million in fiscal years 2008, 2007, and 2006, respectively.

Shared-Based Compensation: The Company adopted SFAS 123R on May 1, 2006, the beginning of the Company's 2007 fiscal year. SFAS 123R requires that companies recognize share-based compensation to employees in the Statement of Income based on the fair value of the share-based awards.

Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation using the "intrinsic value" method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and using the disclosure-only provisions of SFAS 123, as amended by SFAS 148. Under this approach, the value of restricted stock awards was expensed over their requisite service periods and the imputed cost of stock options were disclosed only in footnotes to the financial statements.

The Company uses the modified prospective approach allowed under SFAS 123 Under this approach, awards that are granted, modified or settled after May 1, 2006 are measured and expensed in accordance with SFAS 123R. Unvested awards that were granted prior to May 1, 2006 are expensed and recognized in the Company's results of operations, prospectively. No previous periods are restated.

The adoption of SFAS 123R resulted in the recognition of an incremental share-based compensation expense of $11.3 million ($7.0 million after taxes) for the twelve months ended April 30, 2007, which is reflected in operating and administrative expenses. For periods prior to fiscal year 2007, the adoption of SFAS 123R, this portion of stock-based compensation was reflected in the Company's disclosures, but was not recognized in the consolidated income statements. For comparative purposes, the following adjusted net income and earnings per share reflect the amounts which have been reported in the income statement for the twelve months ended April 30, 2008 and 2007, and the amounts which would have been reported in the income statement for 2006, if the provisions of SFAS 123R were in effect at that time.

(In thousands, except per share amounts)	**2008**	2007	2006
Net Income, as Reported	**$147,536**	$99,619	$110,328
Add: Stock-Based Compensation Expense Included in Reported Net Income, Net of Taxes	**17,475**	12,559	4,854
Deduct: Total Stock-Based Compensation Expense Determined Under Fair-Value Based Method for all Awards, Net of Taxes (1)	**(17,475)**	(12,559)	(10,942)
Adjusted Net Income	**$147,536**	$99,619	$104,240
Reported Earnings Per Share:			
Diluted	**$2.49**	$1.71	$1.85
Basic	**$2.55**	$1.75	$1.90
Adjusted Earnings Per Share:			
Diluted	**$2.49**	$1.71	$1.74
Basic	**$2.55**	$1.75	$1.80

(1) Total stock-based compensation expense for all awards presented in the table above is net of taxes of $10.5 million, $7.6 million and $6.6 million for the years ended April 30, 2008, 2007 and 2006, respectively.

Pursuant to the provisions of SFAS 123R, the Company records share-based compensation as a charge to earnings reduced by the estimated cost of anticipated forfeited awards. As such, share-based compensation expense is only recognized for those awards that are expected to ultimately vest. Stock-based compensation expense associated with performance restricted share awards is recognized based on management's best estimates of the achievement of the performance goals specified in such awards and the estimated number of shares that will be earned. The cumulative effect on current and prior periods of a change in the estimated number of performance share awards, or estimated forfeiture rate is recognized as an adjustment to earnings in the period of the revision.

Concurrent with the adoption of SFAS 123R the Company accelerated the recognition of compensation expense related to post-adoption awards granted to near-retirement and retirement-eligible employees to reflect accelerated vesting as provided in the Company's Key Employee Stock Plan. The impact of the change was not significant.

Recently Issued Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). In February 2008, the FASB issued a partial deferral of the statement's effective date. SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Included in the deferral, the FASB agreed to a one-year delay of the fair value measurement requirement for certain nonfinancial assets and liabilities. The Company plans to adopt SFAS 157 as of May 1, 2008 for assets and liabilities not subject to the deferral and as of May 1, 2009 for those nonfinancial assets and liabilities subject to the deferral. The Company does not expect the May 1, 2008 adoption for financial assets and liabilities to have a significant impact on its consolidated financial statements and is currently assessing the impact, if any, of the deferred portion of SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides companies with an option to irrevocably elect to measure certain financial assets and financial liabilities at fair value on an instrument-by-instrument basis with the resulting changes in fair value recorded in earnings. The objective of SFAS 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by using different measuring attributes for financial assets and liabilities. The Company is required to adopt SFAS 159 as of May 1, 2008. However, the Company does not expect to apply the fair value option of SFAS 159 to any of its existing assets and liabilities and therefore does not expect the standard to have a significant impact on its consolidated financial statements.

In December 2007, the FASB issued Statements No. 141R, Business Combinations ("SFAS 141R"). SFAS 141R expands the scope of acquisition accounting to all transactions under which control of a business is obtained. Principally, SFAS 141R requires that contingent consideration as well contingent assets and liabilities be recorded at fair value on the acquisition date and that certain transaction and restructuring costs be expensed. SFAS 141R is effective for acquisitions made on and after May 1, 2009. While the Company is currently assessing the impact of SFAS 141(R) on its consolidated financial statements, the Company expects that upon adoption of SFAS 141(R), the application of the new standard is likely to have a significant impact on how the Company allocates the purchase price of any future acquired businesses.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("FAS 161"), which is effective for the Company February 1, 2009. FAS 161 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity's financial position, financial performance, and cash flows. Among other things, FAS 161 requires disclosure of the fair values of derivative instruments and associated gains and losses in a tabular format. Since FAS 161 requires only additional disclosures about the Company's derivatives and hedging activities, the adoption of FAS 161 will not affect the Company's financial position or results of operations.

In April 2008, the FASB issued FASB Staff Position No. FSP SFAS 142-3 "Determination of the Useful Life of Intangible Assets" ("SFAS 142-3"). SFAS 142-3 amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" SFAS 142-3 requires an entity to consider its own assumptions about the renewal or extension of the term of the arrangement, consistent with its expected use of the asset. SFAS 142-3 also requires several incremental disclosures for renewable intangible assets. The Company is required to adopt SFAS 142-3 as of May 1, 2009. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The Company is currently assessing the impact, if any, on its consolidated financial statements.

There have been no other new accounting pronouncements issued during fiscal year 2008 that have had, or are expected to have a material impact on the Company's consolidated financial statements.

Note 3 – Income Per Share

A reconciliation of the shares used in the computation of net income per share for the years ended April 30 follows (in thousands):

	2008	2007	2006
Weighted Average Shares Outstanding	**58,193**	57,191	58,405
Less: Unearned Deferred Compensation Shares	**(272)**	(259)	(334)
Shares Used for Basic Income Per Share	**57,921**	56,932	58,071
Dilutive Effect of Stock Option and Other Stock Awards	**1,402**	1,355	1,721
Shares Used for Diluted Income Per Share	**59,323**	58,287	59,792

For the years ended April 30, 2008, 2007, and 2006, options to purchase Class A Common Stock of 1,591,593, 2,587,569 and 1,007,000 shares, respectively, have been excluded from the shares used for diluted income per share as their inclusion would have been antidilutive. In addition, for the year ended April 30, 2008, unearned restricted shares of 19,000 have been excluded as their inclusion would have been antidilutive. No unearned restricted shares were excluded for the years ending April 30, 2007 and 2006.

Note 4 – Acquisitions

Fiscal Year 2008:

The Company entered into a contract with Microsoft to develop, publish, and deliver Microsoft Official Academic Curriculum (MOAC) textbooks and e-learning tools to the higher education markets. The Company recorded amounts due under the Microsoft agreement which were primarily allocated to acquired publication rights and are being amortized over the life of the contract.

On June 21, 2007, the Company extended its rights to publish three chemical and environmental engineering journals. The cost of acquired publishing rights is amortized over a 9-year period.

Fiscal Year 2007:

Blackwell Acquisition:

On February 2, 2007 the Company acquired all the outstanding shares of Blackwell Publishing (Holdings) Ltd. ("Blackwell") for $1.1 billion (£572 million) of cash plus liabilities assumed less cash acquired. Blackwell publishes journals and books for the academic, research and professional markets focused on science, technology, medicine and social sciences and humanities.

The Company accounted for the acquisition using the purchase method of accounting in accordance with the provisions of SFAS No. 141, "Business Combinations" ("SFAS 141"). The purchase price was allocated to Blackwell's tangible and identifiable intangible assets and liabilities based on their fair values as of February 2, 2007 as set forth below (in thousands):

Current Assets	$	345,200
Intangible Assets		830,400
Goodwill		493,500
Other Noncurrent Assets		43,700
Total Assets Acquired	$	1,712,800
Deferred Revenue	$	172,300
Other Current Liabilities		130,900
Noncurrent Deferred Tax Liabilities		252,400
Other Noncurrent Liabilities		36,200
Total Liabilities Assumed	$	591,800
Net Assets Acquired	$	1,121,000

Included in current assets above is $188.9 million of cash acquired. All valuations and plans related to the integration of the Blackwell acquisition have been finalized along with the final purchase price allocation, as reflected in the above schedule. Since the preliminary purchase price allocation, adjustments made to finalize the allocation principally included an increase to income tax receivables of $13.3 million with a corresponding decrease in Goodwill, and a decrease to intangible assets of $13.1 million as a result of the finalization of the asset valuations with a corresponding increase to Goodwill, net of taxes. In addition, approximately $6.0 million of additional incremental acquisition related costs were accrued during fiscal year 2008 along with a tax adjustment of approximately $5.6 million, both of which increased Goodwill. The incremental acquisition costs consisted primarily of systems and facilities consolidations.

Unaudited Pro Forma Financial Information

The following unaudited pro forma statement of operations information gives effect to the Blackwell acquisition and related financing as if it had occurred at the beginning of each of the fiscal years presented. The pro forma information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition and the $1.35 billion Credit Agreement had taken place at the beginning of each of the periods presented nor is it indicative of future financial performance. The pro forma financial information for each of the periods presented includes the recurring effect from the amortization of acquired intangible assets and the increase in interest expense associated with the Credit Agreement. Cost savings from future synergies are not reflected in the pro forma financial information.

Blackwell Acquisition (cont'd):

The unaudited pro forma statement of operations for the year ended April 30, 2007 combines the historical results of Wiley for the year ended April 30, 2007, which includes post-acquisition Blackwell results for the period from February 2, 2007 to April 30, 2007, and the historical results of pre-acquisition Blackwell for the period from April 1, 2006 to December 31, 2006. The unaudited pro forma statement of operations for the year ended April 30, 2006 combines the historical results of Wiley for the year ended April 30, 2006 and, due to differences in our reporting periods, the historical results of Blackwell, for the twelve months ended March 31, 2006.

	For the Years Ended April 30,	
In thousands, except per share data	**2007**	2006
Revenue	**$1,558,887**	$1,431,958
Net Income	**$108,301**	$116,777
Net Income Per Common Share - Basic	**$1.90**	$2.01
Net Income Per Common Share - Diluted	**$1.86**	$1.95

Goodwill and Acquisition Related Intangible Assets

Goodwill resulting from the acquisition of $493.5 million was recorded within the Blackwell segment as reported in footnote 17 of these financial statements. None of the goodwill is deductible for tax purposes. The acquisition value and weighted average amortization period assigned to each intangible asset class as of February 2, 2007 were as follows:

	Weighted Average Amortization Period (in years)	**Cost of Blackwell Acquisition Related Intangible Assets (in thousands)**
Acquired Publication Rights	37	$617,800
Trademarks and Trade Names	Indefinite	142,600
Customer Relationships	20	70,000
Total		$830,400

The total amortization expense for Blackwell acquisition related intangible assets was $22.3 million and $5.5 million for the fiscal years ended April 30, 2008 and 2007, respectfully, and is included in the caption "Amortization of intangibles" on the Company's Consolidated Statements of Income. Estimated future amortization expense related to acquisition for the next five years is $22.0 million per year.

Identifiable intangible assets – Acquired publication rights represent the rights to publish current and new editions of journal and book titles. Acquired journal publishing rights are segregated into owned, non-owned and joint owned titles. The right to publish a joint or non-owned journal is determined based upon individual negotiated contractual arrangements, typically with membership organizations referred to as "Societies" which specialize in the particular field or discipline. Owned journal publishing rights of approximately $476.3 million are expected to have an estimated useful life of 40 years. Joint and non-owned journal publishing rights are expected to have estimated useful lives of 40 and 30 years, respectively. Trademarks and trade names are expected to have an indefinite life due to the fact that the Blackwell name will be used by the Company on an ongoing basis, the name is important to the Company's business and it is long established and well recognized. Customer relationships are expected to have an estimated useful life of approximately 20 years. Book publishing rights are expected to have estimated useful lives of 10 to 15 years.

The fair value of intangible assets was based on a valuation conducted by a third party specialist on behalf of Wiley's management using income approach methodologies. The discount rates used to determine present value of net cashflows ranged from 9.5% to 15%. These discount rates were determined after consideration of Blackwell's estimated weighted average cost of capital and the estimated internal rate of return specific to the acquisition.

As part of the strategic acquisition plan, the Company plans to reorganize certain functions, cancel certain contractual obligations and close duplicate facilities. The plan encompasses the termination and relocation of certain employees. Estimated costs associated with employee severance and relocation is approximately $7.9 million. These costs were included as a component of net assets acquired. As of April 30, 2008 approximately $4.6 million of the severance costs were paid.

Other Fiscal Year 2007 Acquisitions:

Excluding the Blackwell acquisition, in fiscal year 2007 the Company acquired certain other businesses, assets and rights for $19.7 million, including acquisition costs plus liabilities assumed. Approximately $14.1 million of brands, trademarks and acquired publishing rights and $6.6 million of goodwill were recorded in the aggregate. The brands, trademarks and acquired publishing rights are being amortized over a weighted average period of approximately 11 years. The acquisitions consist primarily of the following:

On July 20, 2006, the Company acquired the assets of a publisher of two medical journals. The cost of acquisition was principally allocated to acquired publication rights and is being amortized over a 15-year period.

On October 18, 2006, the Company acquired an on-line provider of travel-related content, technology, and services. The acquisition cost was allocated to goodwill, branded trademarks and the net tangible assets acquired consisting primarily of computer software. The branded trademarks are being amortized over a 10-year period.

On January 24, 2007, the Company acquired the assets of a publisher of three advertising based journals. The cost of acquisition was primarily allocated to acquired publication rights and is being amortized over a 10-year period.

On March 20, 2007, the Company acquired the assets of a publisher of books and periodicals for faculty and administrators in higher education. The cost of the acquisition was mainly recorded as acquired publication rights and is being amortized over a 10-year period.

Fiscal Year 2006:

During fiscal year 2006, the Company acquired certain businesses, assets and rights in multiple transactions aggregating $31.4 million, including related acquisition costs plus liabilities assumed. Approximately $26.3 million of the aggregate purchase price was allocated to brands and trademarks and acquired publishing rights and $4.9 million to goodwill. The brands, trademarks and acquired publishing rights will be amortized over a weighted average period of approximately 10 years. The acquisitions consisted primarily of the following:

- The Company acquired substantially all the assets of a global publisher of books and software, specializing in information technology business certification materials. The acquisition cost was allocated to brands and trademarks, goodwill and tangible net assets, which consisted of accounts receivable, inventory, accrued royalties, accounts payable and other accrued liabilities. The brands and trademarks are being amortized over a 15-year period.

- The Company acquired the publishing rights to a newsletter division of a leading publisher of mental health and addiction information. The majority of the acquisition was recorded as acquired publication rights and is being amortized over a 10-year period.

- The Company acquired a leading provider of evidence-based medicine content. The acquisition cost was allocated to goodwill, brands and trademarks, customer relationships and other assets and liabilities which consisted of accounts receivable, capitalized software and deferred subscription revenues. The brands, trademarks and customer relationships are amortized over a 10-year period.

- The Company acquired the publishing rights to the journal Dialysis & Transplantation, a source of nephrology and renal transplantation information to nephrologists, surgeons, internists and other physicians and healthcare professionals. The majority of the acquisition was recorded as acquired publication rights and is being amortized over a 10-year period.

Note 5 - Marketable Securities

The Company accounts for these securities as available-for-sale in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." As part of the Blackwell acquisition on February 2, 2007, the Company acquired $42.3 million in marketable securities which were all sold by the Company during the fourth quarter of fiscal year 2007. There were no securities outstanding as of April 30, 2008, 2007 and 2006.

Note 6 – Inventories

Inventories at April 30 were as follows (in thousands):

	2008	2007
Finished Goods	**$103,138**	$99,958
Work-in-Process	**11,074**	9,949
Paper, Cloth, and Other	**8,303**	7,094
	122,515	117,001
LIFO Reserve	**(4,306)**	(4,138)
Total Inventories	**$118,209**	$112,863

Note 7 – Product Development Assets

Product development assets consisted of the following at April 30 (in thousands):

	2008	2007
Composition Costs	**$49,054**	$42,976
Royalty Advances	**46,072**	43,065
Total	**$95,126**	$86,041

Composition costs are net of accumulated amortization of $122.8 million and $113.7 million as of April 30, 2008 and 2007, respectively.

Note 8 - Property, Equipment and Technology

Property, equipment and technology consisted of the following at April 30 (in thousands):

	2008	2007
Land and Land Improvements	**$5,105**	$4,992
Buildings and Leasehold Improvements	**96,302**	88,138
Furniture, Fixtures and Warehouse Equipment	**72,763**	71,368
Computer Equipment and Capitalized Software	**233,682**	196,128
	407,852	360,626
Accumulated Depreciation	**(262,143)**	(233,914)
Total	**$145,709**	$126,712

The net book value of capitalized software costs was $30.4 million and $22.3 million as of April 30, 2008 and 2007, respectively. Depreciation expense recognized in 2008, 2007, and 2006 for capitalized software costs was approximately $11.9 million, $12.0 million, and $14.4 million, respectively.

Note 9 - Goodwill and Other Intangible Assets

The following table summarizes the activity in goodwill by segment (in thousands):

	As of April 30, 2007	Acquisitions and Dispositions	Foreign Translation and Other Adjustments	**As of April 30, 2008**
P/T	$153,713	$-	$(168)	**$153,545**
STM	28,072	-	-	**28,072**
European	23,318	-	720	**24,038**
Blackwell	496,674	-	3,350	**500,024**
Other	2,366	-	188	**2,554**
Total	$704,143	-	$4,090	**$708,233**

Identified intangible assets as of April 30, 2008 and 2007 were as follows (in thousands):

	2008		2007	
	Cost	**Accumulated Amortization**	Cost	Accumulated Amortization
Intangible Assets with Determinable Lives				
Acquired Publishing Rights	**$834,556**	**$(121,924)**	$842,182	$(88,289)
Brands & Trademarks	**17,209**	**(3,436)**	17,224	(2,126)
Covenants not to Compete	**3,382**	**(2,342)**	3,383	(1,549)
Customer Relationships	**70,937**	**(4,472)**	71,503	(883)
	926,084	**(132,174)**	934,292	(92,847)
Intangible Assets with Indefinite Lives				
Acquired Publishing Rights	**123,963**	**-**	120,295	-
Brands & Trademarks	**202,525**	**-**	204,549	-
	$1,252,572	**$(132,174)**	$1,259,136	$(92,847)

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 fiscal years are as follows: 2009 - $38.5 million; 2010 - $36.2 million; 2011 - $34.9 million; 2012 - $34.1 million; and 2013 - $32.3 million.

Note 10 - Other Accrued Liabilities

Other accrued liabilities as of April 30 consisted of the following (in thousands):

	2008	2007
Accrued Compensation and Benefits	**$59,046**	$52,869
Accrued Interest	**7,409**	14,327
Other Accrued Operating Expenses	**70,412**	66,466
Total	**$136,867**	$133,662

Note 11 - Income Taxes

The provision for income taxes for the years ending April 30 were as follows (in thousands):

	2008	2007	2006
Current Provision(Benefit)			
US – Federal	**$9,397**	$23,684	$15,663
International	**10,088**	9,872	10,809
State and Local	**2,386**	2,723	2,035
Total Current Provision	**$21,871**	$36,279	$28,507
Deferred Provision(Benefit)			
US – Federal	**$5,183**	$(2,409)	$(62)
International	**(13,414)**	6,265	5,054
State and Local	**352**	(252)	17
Total Deferred Provision	**$(7,879)**	$3,604	$5,009
Total Provision	**$13,992**	$39,883	$33,516

International and United States pretax income for the year ended April 30 was as follows (in thousands):

	2008	2007	2006
International	**$122,369**	$58,165	$51,444
United States	**39,159**	81,337	92,400
Total	**$161,528**	$139,502	$143,844

The Company's effective income tax rate as a percentage of pretax income differed from the U.S. federal statutory rate as shown below:

	2008	2007	2006
U.S. Federal Statutory Rate	**35.0%**	35.0%	35.0%
State Income Taxes, Net of U.S. Federal Tax Benefit	**1.2**	1.1	0.9
Taxes on Foreign Income	**(14.2)**	(3.0)	(1.5)
Deferred Tax Benefit From Tax Rate Change	**(11.6)**	-	-
Tax Credit on Repatriated Foreign Dividends	**-**	-	(5.2)
Tax Adjustments	**(1.9)**	(3.9)	(4.7)
Other, Net	**0.2**	(0.6)	(1.2)
Effective Income Tax Rate	**8.7%**	28.6%	23.3%

Tax Credit on Repatriated Foreign Dividends: During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from foreign subsidiaries under the American Jobs Creation Act (AJCA) of 2004. The law provides for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on these dividends in fiscal year 2005 was approximately $7.5 million. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.

Tax Adjustments: In fiscal years 2008, 2007 and 2006 the Company reported tax benefits of $3.9 million, $5.5 million and $6.8 million, respectively, related to the favorable resolution of certain federal, state and foreign tax matters with tax authorities.

Deferred Tax Benefit from Statutory Tax Rate Change: During 2008 the Company recognized tax benefits in the amount of $18.7 million associated with new tax laws enacted in the United Kingdom and Germany that reduced the corporate income tax rate from 30% to 28% and from 39% to 29%, respectively. The benefit recognized by the Company reflected the adjustment to record the U.K. and Germany related deferred tax balances at the new tax rates.

FASB Interpretation No. 48 ("FIN 48") Accounting for Uncertainty In Income Taxes:

On May 1, 2007, the Company adopted the provisions of FIN 48, an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attributes for financial statement recognition of income taxes.

Upon adoption, the Company recognized a $0.4 million increase to reserves for income taxes, with a corresponding decrease of $0.4 million in retained earnings. As of April 30, 2008 and May 1, 2007, the total amount of unrecognized tax benefits were $32.4 million and $30.4 million, respectively, of which $4.7 million and $4.9 million represented accruals for interest and penalties that were recorded as additional tax expense in accordance with the Company's accounting policy. Interest and penalties charged to tax expense in fiscal year 2008 was $0.2 million. Out of the balance at April 30, 2008, if recognized, the Company's income taxes would be reduced by approximately $21.8 million.

The Company files income tax returns in the U.S. and various states and foreign tax jurisdictions. The Company's major taxing jurisdictions include the United States, the United Kingdom and Germany. Other than the Company's German subsidiaries, the Company is no longer subject to income tax examinations by tax jurisdictions for years prior to its 2005 fiscal year. With respect to Germany, all years including fiscal year 2003 forward remain subject to an income tax examination. All U.S. federal tax years prior to fiscal year 2004 have been audited by the Internal Revenue Service and closed. The statute of limitations for fiscal year 2004 expired during January 2008. Various state and foreign tax jurisdictions are in the process of examining tax returns for years ranging from fiscal years 2003 to 2007. We reasonably expect reductions in the liability for unrecognized tax benefits of approximately $3 million within the next twelve months as a result of finalizing agreements with tax authorities.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is, as follows (in 000's $):

Balance April 30, 2007	$30,406
Additions for Current Year Tax Positions	524
Additions for Prior Year Tax Positions	373
Reductions for Prior Year Tax Positions	(4,228)
Acquisitions	5,624
Settlements with Tax Authorities	-
Reductions for lapse of statute of limitations	(267)
Balance April 30, 2008	$32,432

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The significant components of deferred tax assets and liabilities at April 30 were as follows (in thousands):

	2008	2007
Net Operating Loss	**$1,480**	$1,035
Reserve for Sales Returns and Doubtful Accounts	**10,081**	16,638
Inventory	**(6,090)**	(3,840)
Accrued Expenses	**24,218**	17,611
Retirement and Post-Employment Benefits	**18,795**	29,224
Intangible and Fixed Assets	**(248,690)**	(301,572)
Net Deferred Tax Assets (Liabilities)	**$(200,206)**	$(240,904)

The Company intends to continue to reinvest earnings outside the U.S. for the foreseeable future and, therefore, has not recognized any U.S. tax expense on foreign earnings. At April 30, 2008, the undistributed earnings of international subsidiaries approximated $109 million and, if remitted currently, the related tax cost can not be reasonably determined.

Tax benefits related to the exercise of stock options and vesting of restricted stock held by employees amounted to $11.2 million, $4.5 million, and $5.8 million for fiscal years 2008, 2007, and 2006, respectively, which reduce current income taxes payable.

Note 12 - Debt and Available Credit Facilities

At April 30,	**2008**	2007
Revolving Credit Facility – Due 2012	**$191,318**	$323,000
Term Loan – Due 2008 - 2013	**651,000**	675,000
Other Notes Payable	**-**	2,221
Total Debt	**842,318**	1,000,221
Less: Current Portion	**(45,000)**	(22,500)
Total Long-Term Debt	**$797,318**	$977,721

In connection with the Blackwell acquisition, the Company entered into a new Credit Agreement with Bank of America and Royal Bank of Scotland as Co-Lead Arrangers in the aggregate amount of $1.35 billion. The financing is comprised of a six-year Term Loan (Term Loan) in the amount of $675 million and a $675 million five-year revolving credit facility (Revolver) which can be drawn in multiple currencies. The agreement provides financing to complete the acquisition, refinance the existing revolving debt of the Company, as well as meet future seasonal operating cash requirements. The Company has the option of borrowing at the following floating interest rates: (i) at the rate as announced from time to time by Bank of America as its prime rate or (ii) at a rate based on the London Bank Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .37% to 1.05% for the Revolver and .45% to 1.25% for the Term Loan depending on the Company's consolidated leverage ratio, as defined. In addition, the Company will pay a facility fee ranging from .08% to .20% on the Revolver depending on the Company's consolidated leverage ratio, as defined. The total of the applicable margin and facility fee at April 30, 2008 and 2007 was .63% and .85%, respectively. The Term loan has quarterly mandatory principle payments ranging from zero to $33.8 million. For the fiscal years ending April 30, 2008 and 2007, these payments were $24.0 million and zero, respectively. The final amount due at maturity in 2013 is $236.3 million. The Company has the option to request an increase of up to $250 million in the size of the Revolver in minimum amounts of $50 million. The Term Loan matures on February 2, 2013 and the Revolver will terminate on February 2, 2012.

Simultaneous with the execution of the new Credit Agreement, the Company terminated all of its previous credit agreements and paid in full amounts outstanding under those agreements by utilizing funds from the new Credit facility. In connection with the early termination of the previous credit agreements, the Company wrote off approximately $0.5 million of unamortized debt origination fees in the fiscal year 2007.

The credit agreements contain certain restrictive covenants related to Leverage Ratio, Fixed Charge coverage ratio, property, equipment and technology expenditures, and restricted payments, including a limitation for dividends paid and share repurchases. Under the most restrictive covenant, approximately $115 million was available for such restricted payments as of April 30, 2008.

The Company and its subsidiaries have other short-term lines of credit aggregating $38 million at various interest rates. No borrowings under the credit lines were outstanding at April 30, 2008 or 2007.

The Company's total available lines of credit as of April 30, 2008 were approximately $1.364 billion, of which approximately $522 million was unused. The weighted average interest rates on long term debt outstanding during fiscal years 2008 and 2007 were 6.01% and 6.13%, respectively. As of April 30, 2008 and 2007, the weighted average interest rates for the long-term debt were 5.74% and 6.36% respectively. Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of notes payable and long-term debt approximate the carrying value.

Total debt maturing in each of the next five years are: 2009 – $45.0 million; 2010 – $67.5 million; 2011 – $90.0 million; 2012 – $303.8 million and 2013 – $336.0 million.

HEDGING ACTIVITY:

On February 16, 2007, the Company entered into an interest rate swap agreement, designated as a cash flow hedge as defined under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The hedge will fix a portion of the variable interest due on a portion of the new Term Loan. Under the terms of the interest rate swap, the Company will pay a fixed rate of 5.076% and will receive a variable rate of interest based on three month LIBOR (as defined) from the counter party which will be reset every three months for a four-year period ending February 8, 2011. The notional amount of the rate swap was initially $660 million which will decline through February 8, 2011, based on the expected amortization of the Term Loan. As of April 30, 2008 and 2007 the notional amount of this rate swap was $615 million and $660 million, respectively.

On October 19, 2007, the Company entered into an additional interest rate swap agreement, designated by the Company as a cash flow hedge that will fix a portion of the variable interest due on the Revolving Credit Facility. Under the terms of this interest rate swap, the Company will pay a fixed rate of 4.60% and will receive a variable rate of interest based on three month LIBOR (as defined) from the counterpart which will be reset every three months for a three-year period ending August 8, 2010. The notional amount of the rate swap is $100 million.

It is management's intention that the notional amount of interest rate swaps be less than the Term Loan and the Revolving Credit Facility outstanding during the life of the derivatives.

For the fiscal year ending April 30, 2008, the Company recognized a loss on the hedge contracts of approximately $2.2 million. For the fiscal year ending April 30, 2007 the Company recognized a gain on the hedge contract of approximately $ 0.4 million. All amounts are reflected in interest expense. At April 30, 2008 and 2007, the aggregate fair value of all interest rate swaps is a liability of $27.1 million and $2.5 million, respectively, is accrued in Other Long Term Liabilities in the Consolidated Statements of Financial Position with a corresponding charge, net of income taxes, in Accumulated Other Comprehensive Income. In the event of a change of control, as defined, the banks have the option to terminate the agreements and require repayment of any amounts outstanding.

The fair value of the interest rate swaps is an estimate at a point in time based on the terms of the agreements and the current interest rate environment. The amount that will ultimately be recognized in net income is uncertain and will be impacted by changes in the future interest rate environment. Based on the amount in Accumulated Other Comprehensive Income at April 30, 2008, approximately $11.0 million would be reclassified into net income in the next twelve months.

Note 13 - Commitments and Contingencies

The following schedule shows the composition of rent expense for operating leases (in thousands):

	2008	2007	2006
Minimum Rental	**$31,397**	$31,142	$27,180
Less: Sublease Rentals	**(1,624)**	(1,754)	(1,563)
Total	**$29,773**	$29,388	$25,617

Future minimum payments under operating leases were $272.7 million at April 30, 2008. Annual minimum payments under these leases for fiscal year 2009 through 2013 are approximately $35.8 million, $33.6 million, and $30.4 million, $29.2 million, and $27.7 million, respectively. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives, such as rent holidays, are recorded on a straight-line basis over the term of the lease. Future aggregate minimum rentals to be received under non-cancelable subleases were $4.0 million at April 30, 2008.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Note 14 - Retirement Plans

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and compensation, as defined.

Effective April 30, 2007, the Company adopted the recognition and disclosure provisions of Statement No. 158 which requires employers to recognize in their balance sheets the overfunded or underfunded status of defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the projected benefit obligation. Accordingly, the Company recognized the change in the funded status of the plan in accumulated other comprehensive income. Statement No. 158 also requires plan assets and obligations to be measured as of the employers' balance sheet date. The measurement provision of Statement No. 158 did not impact the Company, as its current measurement date is April 30.

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost during the next fiscal year are as follows (in thousands):

	Funded	Unfunded	Total
Actuarial Loss	$1,888	$573	$2,461
Prior Service Cost	482	141	623
Total	$2,370	$714	$3,084

The adoption of Statement No. 158 had no effect on the Company's consolidated statement of operations for the year ended April 30, 2008, or for any prior period presented and does not have a material impact to any of the Company's debt covenants under its various credit agreements.

The Company has agreements with certain officers and senior management that provide for the payment of supplemental retirement benefits during each of the 10 years after the termination of employment. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

Net pension expense included below for international plans amounted to approximately $13.2 million, $10.2 million and $7.1 million for fiscal years 2008, 2007 and 2006, respectively. The components of net pension expense for the defined benefit plans were as follows (in thousands):

	2008	2007	2006
Service Cost	**$19,639**	$13,210	$10,998
Interest Cost	**22,030**	15,408	11,590
Expected Return on Plan Assets	**(22,443)**	(14,850)	(10,988)
Net Amortization of Prior Service Cost and Transition Asset	**608**	742	625
Curtailments/Settlements	**123**	-	-
Recognized Net Actuarial Loss	**2,937**	2,200	3,244
Net Pension Expense	**$22,894**	$16,710	$15,469

The weighted-average assumptions used to determine net pension expense for the years ended April 30 were as follows:

	2008	2007	2006
Discount Rate	**5.7%**	5.8%	5.6%
Rate of Compensation Increase	**4.6%**	4.1%	3.8%
Expected Return on Plan Assets	**7.6%**	8.2%	8.4%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $279.9 million, $256.2 million, and $195.8 million, respectively, as of April 30, 2008, and $267.3 million, $248.7 million and $170.3 million, respectively, as of April 30, 2007.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations. The unfunded plans relate primarily to a non-U.S. subsidiary, which is governed by local statutory requirements, and the domestic supplemental retirement plans for certain officers and senior management personnel.

Dollars in thousands	2008		2007	
CHANGE IN PLAN ASSETS	**Funded**	**Unfunded**	Funded	Unfunded
Fair Value of Plan Assets, Beginning of Year	**$ 273,346**	**$ -**	$ 154,149	$ -
Actual Return on Plan Assets	**1,052**	**-**	16,727	-
Blackwell Acquisition	**-**	**-**	89,639	-
Curtailments/Settlements	**(1,403)**	**-**	-	-
Employer Contributions	**57,218**	**2,142**	6,484	1,854
Employees' Contributions	**2,891**	**-**	1,491	
Benefits Paid	**(10,180)**	**(2,142)**	(5,781)	(1,854)
Foreign Currency Rate Changes	**(1,211)**	**-**	10,637	-
Fair Value, End of Year	**$ 321,713**	**$ -**	$ 273,346	$ -
CHANGE IN PROJECTED BENEFIT OBLIGATION				
Benefit Obligation, Beginning of Year	**$ (336,457)**	**$ (51,041)**	$ (190,565)	$ (41,974)
Service Cost	**(17,429)**	**(2,210)**	(11,077)	(2,133)
Interest Cost	**(19,095)**	**(2,935)**	(12,957)	(2,451)
Employees' Contributions	**(2,891)**	**-**	(1,491)	-
Amendments and Other	**-**	**(514)**	-	(1,634)
Actuarial Gain (Loss)	**23,706**	**(252)**	3,039	(2,639)
Benefits Paid	**10,180**	**2,142**	5,781	1,854
Blackwell Acquisition	**-**	**-**	(114,284)	-
Curtailments/Settlements	**1,403**	**297**		
Foreign Currency Rate Changes	**1,057**	**(3,008)**	(14,903)	(2,064)
Benefit Obligation, End of Year	**$ (339,526)**	**$ (57,521)**	$ (336,457)	$ (51,041)
Funded Status	**$ (17,813)**	**$ (57,521)**	$ (63,111)	$ (51,041)
Amounts Recognized in the Statement of Financial Position:				
Deferred Pension Asset	**$ 9,920**	**$ -**	$ 257	$ -
Current Pension Liability	**-**	**(2,499)**	-	(2,139)
Noncurrent Pension Liability	**(27,733)**	**(55,022)**	(63,369)	(48,902)
Net Amount Recognized in Statement of Financial Position	**$ (17,813)**	**$ (57,521)**	$ (63,112)	$ (51,041)
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME CONSIST OF (before tax)				
Net Actuarial Loss	**$ (32,340)**	**$ (6,017)**	$ (36,846)	$ (6,493)
Prior Service Cost	**(2,373)**	**(1,528)**	(2,808)	(1,719)
Total Accumulated Other Comprehensive Loss	**$ (34,713)**	**$ (7,545)**	$ (39,654)	$ (8,212)
(Decrease)/Increase in Accumulated other Comprehensive Income	**$ 4,941**	**$ 667**	$ (14,095)	$ (6,919)
WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ASSETS AND LIABILITIES				
Discount Rate	**6.4%**	**6.1%**	5.7%	5.6%
Rate of Compensation Increase	**4.4%**	**4.0%**	4.7%	3 8%
Accumulated Benefit Obligations	**$ (306,011)**	**$ (49,600)**	$ (291,460)	$ (44,982)

Basis for determining discount rate:

The discount rates for the United States and Canadian pension plans were based on the derivation of a single-equivalent discount rate using a standard spot rate curve and the timing of plan liabilities as of April 30, 2008. The spot rate curve used is based upon a portfolio of Moody's-rated Aa3 (or higher) corporate bonds. The discount rates for the other international plans were based on similar published indices with durations comparable to that of each plan's liabilities.

Basis for determining the expected asset return:

The expected long-term rates of return were estimated using market benchmarks for equities, real estate, and bonds applied to each plan's target asset allocation. Expected returns are estimated by asset class and represent the sum of expected rates of return plus anticipated inflation. The expected long-term rates are then compared to actual historic investment performance of the plan assets as well as future expectations and evaluated through consultation with investment advisors and actuaries.

The table below represents the asset mix of the investment portfolio of the post-retirement benefit plan as of April 30:

	Percentage of Plan Assets	
Asset Category	**2008**	2007
Equities	**51%**	61%
Debt Securities and Cash	**46%**	33%
Real Estate	**3%**	4%
Other	**0%**	2%
Total	**100%**	100%

The investment guidelines for the defined benefit pension plans are established based upon an evaluation of market conditions and tolerance for risk. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they are due. The investment strategy is to prudently invest in high quality diversified securities to achieve our long-term expectation. The plans' risk management practices provide guidance to the investment managers, including guidelines for asset concentration, credit rating and liquidity. Asset allocation favors a balanced portfolio, with a target allocation of approximately 49% equity securities, 45% fixed income securities and cash, and 6% real estate. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges.

Expected employer contributions in fiscal year 2009 to the defined benefit pension plans will be approximately $10.0 million, including $8.7 million of minimum amounts required for the Company's international plans. From time to time, the Company may elect to make voluntary contributions to its defined benefit plans to improve their funded status.

Expected benefit payments from all plans are expected to approximate $11.8 million in fiscal year 2009, $12.6 million in fiscal year 2010, $13.6 million in fiscal year 2011, $14.3 million in fiscal year 2012, $15.6 million in fiscal year 2013, and $109.1 million for fiscal years 2014 through 2018.

The Company provides contributory life insurance and health care benefits, subject to certain dollar limitations for substantially all of its retired U.S. employees. The cost of such benefits is expensed over the years the employee renders service and is not funded in advance. The accumulated post-retirement benefit obligation recognized in the Statement of Financial Position as of April 30, 2008 and 2007 was $2.5 million and $2.1 million, respectively. Annual expenses for these plans for the fiscal years ending April 30, 2008, 2007 and 2006 were $0.3 million.

The Company has defined contribution savings plans. The Company contribution is based on employee contributions and the level of Company match. The expense for these plans amounted to approximately $6.3 million, $5.4 million, and $4.8 million in 2008, 2007, and 2006, respectively.

Note 15 – Share-Based Compensation

All equity compensation plans have been approved by security holders. Under the Key Employee Stock Plan ("the Plan"), qualified employees are eligible to receive awards that may include stock options, performance-based stock awards, and restricted stock awards. Under the Plan, a maximum number of 8,000,000 shares of Company Class A stock may be issued. As of April 30, 2008 there were 4,373,388 securities remaining available for future issuance under the Plan. The Company issues treasury shares to fund stock options and performance-based and restricted stock awards.

Stock Option Activity:

Under the terms of the Company's stock option plan the exercise price of stock options granted may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable over a maximum period of 10 years from the date of grant and generally vest 50% on the fourth and fifth anniversary date after the award is granted. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

The following table provides the estimated weighted average fair value, under the Black-Scholes option-pricing model, for each option granted during the periods and the significant weighted average assumptions used in their determination. The expected life represents an estimate of the period of time stock options are outstanding based on the historical exercise behavior of the employees. The risk-free interest rate is based on the corresponding U.S. Treasury yield curve in effect at the time of the grant. Similarly, the volatility is estimated based on the expected volatility over the estimated life, while the dividend yield is based on expected dividend payments to be made by the Company.

	For the Twelve Months Ending April 30,		
	2008	2007	2006
Expected Life of Options (years)	**7.7**	7.8	8.0
Risk-Free Interest Rate	**5.1%**	5.2%	3.9%
Expected Volatility	**27.3%**	29.1%	27.1%
Expected Dividend Yield	**0.9%**	1.2%	0.9%
Per Share Fair Value of Options Granted	**$18.42**	$12.65	$13.61

A summary of the activity and status of the Company's stock option plans was as follows:

	2008				2007		2006	
Stock Options	Options (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Average Intrinsic Value (in millions)	Options (in thousands)	Weighted Average Exercise Price	Options (in thousands)	Weighted Average Exercise Price
Outstanding at Beginning of Year	6,216	$27.37			6,084	$25.95	5,563	$22.77
Granted	627	$48.46			640	$33.05	1,014	$38.55
Exercised	(1,001)	$17.89			(462)	$16.30	(449)	$14.70
Expired or Forfeited	(112)	$30.45			(46)	$30.52	(44)	$28.14
Outstanding at End of Year	5,730	$31.27	5.7	$86.2	6,216	$27.37	6,084	$25.95
Exercisable at End of Year	2,657	$24.40	3.8	$57.5	2,801	$21.20	2,460	$19.09
Vested and Expected to Vest in the Future at April 30, 2008	5,668	$31.27	5.7	$85.3				

The intrinsic value is the difference between the Company's common stock price and the option exercise price. Total intrinsic value of options exercised during the twelve months ended April 30, 2008, 2007 and 2006 were $25.3 million, $10.0 million and $11.2 million, respectively. The Average Intrinsic Value in the table above represents the value to option holders on all options outstanding as of April 30, 2008.

As of April 30, 2008, there was $16.7 million of unrecognized share-based compensation expense related to stock options, which is expected to be recognized over a period up to 5 years, or 2.2 years on a weighted average basis.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options (in thousands)	Weighted Average Remaining Term	Weighted Average Exercise Price	Number of Options (in thousands)	Weighted Average Exercise Price
$13.75 to $14.59	99	0.4 years	$14.55	99	$14.55
$17.25 to $20.54	73	3.1 years	$19.39	73	$19.39
$20.56 to $23.40	610	2.4 years	$22.30	610	$22.30
$23.56 to $25.32	1,798	4.2 years	$24.87	1,613	$24.82
$31.89 to $38.78	2,523	7.0 years	$34.73	262	$31.89
$48.46 to $48.46	627	9.2 years	$48.46	-	-
Total	5,730	5.7 years	$31.27	2,657	$24.40

Performance-Based and Other Restricted Stock Activity:

Under the terms of the Company's long-term incentive plans, upon the achievement of certain three-year financial performance-based targets, awards are payable in restricted shares of the Company's Class A common stock. During each three-year period the Company adjusts compensation expense based upon its best estimate of expected performance. The restricted performance shares vest 50% on the first and second anniversary date after the award is earned.

The Company may also grant restricted shares of the Company's Class A Common Stock to key employees in connection with their employment. The restricted shares generally vest 50% at the end of the fourth and fifth years following the date of the grant.

Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier.

Activity for restricted stock awards during the fiscal years ended April 30, 2008, 2007 and 2006 was as follows (shares in thousands):

	2008		2007	2006
	Restricted Shares	**Weighted Average Grant Date Value**	Restricted Shares	Restricted Shares
Nonvested Shares at Beginning of Year	**814**	**$32.56**	609	524
Granted	**518**	**$43.09**	372	213
Vested	**(224)**	**$28.72**	(161)	(124)
Forfeited	**(12)**	**$38.77**	(6)	(4)
Nonvested Shares at End of Year	**1,096**	**$38.25**	814	609

As of April 30, 2008, there was $20.4 million of unrecognized share-based compensation cost related to restricted stock awards, which is expected to be recognized over a period up to 5 years, or 2.7 years on a weighted average basis. Compensation expense for restricted stock awards is computed using the closing market price of the Company's Class A Common Stock at the date of grant. Total grant date value of shares vested during the fiscal years ended April 30, 2008, 2007 and 2006 was $6.4 million, $4.1 million and $3.1 million, respectively.

Director Stock Awards:

Under the terms of the Company's Director Stock Plan (the "Director Plan"), each non-employee director receives an annual award of Class A Common Stock equal in value to 100% of the annual director fee, based on the stock price on the date of grant. The granted shares may not be sold or transferred during the time the non-employee director remains a director. There were 7,680, 6,642 and 7,608 shares awarded under the Director Plan for the fiscal years ending April 30, 2008, 2007 and 2006, respectively.

Note 16 - Capital Stock and Changes in Capital Accounts

Each share of the Company's Class B Common Stock is convertible into one share of Class A Common Stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one tenth of one vote and each share of Class B stock is entitled to one vote.

Under the Company's current stock repurchase program, up to four million shares of its Class A Common Stock may be purchased from time to time in the open market and through privately negotiated transactions. During fiscal year 2008, the Company repurchased 100,000 shares at an average price of $36.79 per share. As of April 30, 2008, the Company has authorization from its Board of Directors to purchase up to approximately 1,805,030 additional shares.

Note 17 - Segment Information

The Company is a global publisher of print and electronic products, providing content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical and medical journals, encyclopedias, books, and online products and services; and educational materials for advanced placement, undergraduate, and graduate students, teachers and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The Company's reportable segments are based on the management reporting structure, which is also used to evaluate performance. Other segments include the Company's businesses in Asia, Australia and Canada.

In connection with the integration of Wiley and Blackwell, the Company realigned the reporting of certain accounts within its segment reporting as follows: Journal distribution and fulfillment costs were moved from Direct Contribution to Profit to Shared Services – Distribution and certain operation incentive compensation costs were moved from Shared Services – Other Administrative to Direct Contribution to Profit. In addition, the management responsibility and reporting of certain P/T and STM product lines were realigned as of May 1, 2007. Prior year results have been restated for comparative purposes.

Segment information is as follows (in millions):

	2008								
	U.S. Segments								
	P/T	STM	Higher Education	Total U.S.	European Segment	(a) Blackwell Segment	Other Segments	Eliminations & Corporate Items	Total
Revenue									
External Customers	$352.3	$225.3	$135.8	$713.4	$322.6	$485.2	$152.5	$-	$1,673.7
Inter-Segment Sales	42.9	9.8	28.9	81.6	25.7	-	2.5	(109.8)	-
Total Revenue	$395.2	$235.1	$164.7	$795.0	$348.3	$485.2	$155.0	(109.8)	$1,673.7
Direct Contribution to Profit	$110.9	$114.2	$44.3	$269.4	$121.9	$170.2	$34.5	$-	$596.0
Shared Services and Admin. Costs									(373.0)
Operating Income									223.0
Interest Expense and Other, Net									(61.5)
Income Before Taxes									$161.5
Total Assets	$468.7	$100.8	$112.6	$682.1	$442.2	$1,420.1	$90.2	$(45.8)	$2,588.8
Expenditures for Other Long-Lived Assets	$37.8	$12.9	$12.9	$63.6	$19.9	$57.4	$9.0	$20.3	$170.2
Depreciation and Amortization	$22.5	$6.6	$14.9	$44.0	$19.5	$29.1	$5.3	$18.0	$115.9

2007

	U.S. Segments								
	P/T	STM	Higher Education	Total U.S.	European Segment	(a) Blackwell Segment	Other Segments	Eliminations & Corporate Items	Total
venue									
ternal Customers	$349.5	$221.6	$134.9	$706.0	$292.2	$105.8	$130.6	$-	$1,234.6
er-Segment Sales	41.0	9.3	27.6	77.9	23.8	-	2.2	(103.9)	-
tal Revenue	$390.5	$230.9	$162.5	$783.9	$316.0	$105.8	$132.8	$(103.9)	$1234.6
ect Contribution to Profit	$106.5	$115.2	$42.6	$264.3	$109.8	$28.9	$28.1	$-	$431.1
ared Services and Admin. Costs									(269.8)
erating Income									161.3
erest Expense and Other, Net									(21.8)
ome Before Taxes									$139.5
al Assets	$442.7	$77.7	$95.1	$615.5	$207.3	$1,485.0	$70.4	$152.9	$2,531.1
penditures for Other Long-Lived Assets	$38.2	$14.2	$11.3	$63.7	$22.0	$948.5	$5.6	$34.1	$1,073.9
preciation and Amortization	$21.6	$6.0	$13.6	$41.2	$18.2	$6.8	$4.8	$17.3	$88.3

2006

	U.S. Segments				European Segment	Blackwell Segment	Other Segments	Eliminations & Corporate Items	Total
	P/T	STM	Higher Education	Total U.S.					
venue									
ernal Customers	$327.9	$203.9	$126.5	$658.3	$263.4	$-	$122.2	$-	$1,043.9
r-Segment Sales	44.0	10.2	29.7	83.9	29.0	-	1.8	(114.7)	-
al Revenue	$371.9	$214.1	$156.2	$742.2	$292.4	$-	$124.0	$ (114.7)	$1,043.9
ct Contribution to Profit	$105.8	$108.8	$41.7	$256.3	$96.8	$-	$27.2	$-	$380.3
red Services and Admin. Costs									(227.6)
rating Income									152.7
rest Expense and Other, Net									(8.9)
me Before Taxes									$143.8
l Assets	$421.4	$77.3	$95.4	$594.1	$259.5	$-	$63.7	$108.7	$1,026.0
enditures for Other Long-Lived Assets	$35.8	$14.0	$10.0	$59.8	$17.7	$-	$6.1	$40.0	$123.6
reciation and Amortization	$19.2	$5.3	$15.1	$39.6	$16.5	$-	$3.9	$22.0	$82.0

(a) In fiscal year 2007, the Company added a new segment "Blackwell" which includes the results of the Blackwell business acquired on February 2, 2007 (See Note 4).

Shared Services and Administrative Costs (in thousands):

	2008	2007	2006
Distribution	**$110,834**	$82,975	$70,086
Information Technology	**95,185**	71,799	63,836
Finance	**62,596**	37,989	32,242
Other Administration	**104,376**	77,025	61,495
Total	**$372,991**	$269,788	$227,659

Intersegment sales are generally made at a fixed discount from list price. Corporate assets primarily consist of cash and marketable securities, deferred tax benefits, and certain property and equipment. Export sales from the United States to unaffiliated customers amounted to approximately $95.2 million, $88.0 million, and $79.6 million in fiscal years 2008, 2007, and 2006, respectively. The pretax income for consolidated operations outside the United States was approximately $122.4 million, $58.2 million, and $51.4 million in 2008, 2007, and 2006, respectively.

Worldwide revenue for the Company's core businesses was as follows (in thousands):

	2008	2007	2006
Professional/Trade	**$468.804**	$456.191	$435.934
Scientific, Technical, and Medical	**978.322**	563.305	404.807
Higher Education	**226.608**	215.145	203.191
Total	**$1.673.734**	$1.234.641	$1.043.932

Revenue from external customers based on the location of the customer and long-lived assets by geographic area was as follows (in thousands):

	Revenue			Long-Lived Assets		
	2008	2007	2006	**2008**	2007	2006
United States	**$856,438**	$711,665	$614,969	**$500,968**	$491,488	$472,505
United Kingdom	**131,642**	94,556	72,543	**1,440,538**	1,456,956	69,978
Germany	**91,130**	66,333	61,776	**149,403**	142,477	137,921
Asia	**209,436**	111,910	101,207	**2,789**	2,054	1,717
Australia	**76,530**	51,068	44,660	**13,327**	10,055	8,836
Canada	**68,609**	51,280	46,612	**5,073**	4,522	4,935
Other Countries	**239,949**	147,829	102,165	**-**	1,558	-
Total	**$1,673,734**	$1,234,641	$1,043,932	**$2,112,098**	$2,109,110	$695,892

Schedule II

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED APRIL 30, 2008, 2007, AND 2006

(Dollars in thousands)

Description	Balance at Beginning of Period	Additions/(Deductions) Charged to Cost & Expenses	Additions/(Deductions) From Acquisitions	Deductions From Reserves	Balance at End of Period
Year Ended April 30, 2008					
Allowance for Sales Returns [1]	**$56,148**	**$93,909**	**$-**	**$94,574**	**$55,483**
Allowance for Doubtful Accounts	**$11,206**	**$(638)**	**$-**	**$2,543[2]**	**$8,025**
Allowance for Inventory Obsolescence	**$32,244**	**$22,156**	**$-**	**$18,980**	**$35,420**
Year Ended April 30, 2007					
Allowance for Sales Returns [1]	$55,805	$102,293	$2,069	$104,019	$56,148
Allowance for Doubtful Accounts	$6,615	$6,421	$1,577	$3,407[2]	$11,206
Allowance for Inventory Obsolescence	$30,716	$20,555	$5,843	$24,870	$32,244
Year Ended April 30, 2006					
Allowance for Sales Returns [1]	$56,661	$106,779	$1,750	$109,385	$55,805
Allowance for Doubtful Accounts	$7,280	$1,698	$241	$2,604[2]	$6,615
Allowance for Inventory Obsolescence	$24,169	$21,739	$1,700	$16,892	$30,716

(1) Allowance for sales returns represents anticipated returns net of inventory and royalty costs. The provision is reported as a reduction of gross sales to arrive at revenue and the reserve balance is reported as a deduction of accounts receivable.

(2) Accounts written off, less recoveries.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in alerting them on a timely basis to information required to be included in our submissions and filings with the SEC.

Management's Report on Internal Control over Financial Reporting: Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of April 30, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting: Except as described below, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during fiscal year 2008.

As part of the acquisition of Blackwell Publishing we are integrating Blackwell finance functions and processes into Wiley's processes. This integration has and will result in business process changes. We have enhanced the design and documentation of our internal control processes to ensure suitable controls over financial reporting.

Item 9B. Other Information

Information on the Audit Committee Charter is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders under the caption "Certain Information Concerning the Board" and is incorporated herein by reference.

Information with respect to the Company's corporate governance principles is contained in the Proxy Statement for the 2008 Annual Meeting of Shareholders under the caption "Corporate Governance Principles" and is incorporated herein by reference.

PART III

Item 10. Directors and Executive Officers of the Registrant

The name, age and background of each of the directors nominated for election are contained under the caption "Election of Directors" in the Proxy Statement for our 2008 Annual Meeting of Shareholders and are incorporated herein by reference.

Information on the beneficial ownership reporting for the directors and executive officers is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2008 Annual Meeting of Shareholders and is incorporated herein by reference.

Information on the audit committee financial experts is contained in the Proxy Statement for the 2008 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

Executive Officers

Set forth below as of April 30, 2008 are the names and ages of all executive officers of the Company, the period during which they have been officers, and the offices presently held by each of them.

Name and Age	Officer Since	Present Office
Peter Booth Wiley 65	2002	Chairman of the Board since September 2002 and a Director since 1984.
William J. Pesce 57	1989	President and Chief Executive Officer and a Director since May 1998.
Ellis E. Cousens 56	2001	Executive Vice President and Chief Financial and Operations Officer, since March 2001.
Stephen A. Kippur 61	1986	Executive Vice President; and President, Professional and Trade Publishing, since July 1998.
William Arlington 59	1990	Senior Vice President, Human Resources, since June 1996.
Timothy B. King 68	1996	Senior Vice President, Planning and Development, since 1996.
Bonnie E. Lieberman 60	1990	Senior Vice President, Higher Education, since 1996.
Gary M. Rinck 56	2004	Senior Vice President, General Counsel, since March 2004 (previously Group General Counsel of Pearson PLC, from 2000, Managing Partner of the London office of Morrison & Foerster from 1995).

Stephen M. Smith 53	1995	Senior Vice President, Wiley Europe, Asia and Australia (previously Chief Operating Officer, Wiley Europe, since May 2006).
Eric A. Swanson 60	1989	Senior Vice President, Wiley-Blackwell since January 2007 (previously Senior Vice President, Scientific Technical and Medical, since 1996).
Deborah E. Wiley 62	1982	Senior Vice President, Corporate Communications, since June 1996.
Vincent Marzano 45	2007	Vice President, Treasurer, since September 2006 (previously Vice President, Treasurer of Scholastic Corporation from 2000).
Edward J. Melando 52	2002	Vice President, Corporate Controller and Chief Accounting Officer, since April 2002.
Josephine Bacchi 61	1992	Vice President and Corporate Secretary, since January 2007 (previously Corporate Secretary since 1992).

Each of the other officers listed above will serve until the next organizational meetings of the Board of Directors of the Company and until each of the respective successors are duly elected and qualified. Deborah E. Wiley is the sister of Peter Booth Wiley. There is no other family relationship among any of the aforementioned individuals.

Item 11. Executive Compensation

Information on compensation of the directors and executive officers is contained in the Proxy Statement for the 2008 Annual Meeting of Shareholders under the captions "Directors' Compensation" and "Executive Compensation," respectively, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders under the caption "Beneficial Ownership of Directors and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accountant Fees and Services

Information required by this item is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Financial Statements and Schedules

Financial Statements and Schedules are listed in the attached index on page 10 and are filed as part of this Report.

(b) Reports on Form 8-K

Earnings release on the third quarter fiscal 2008 results issued on Form 8-K dated March 10, 2008, which included certain condensed financial statements of the Company.

Earnings release on the fiscal year 2008 results issued on Form 8-K dated June 19, 2008, which included certain condensed financial statements of the Company.

(c) Exhibits

2.1 Agreement and Plan of Merger dated as of August 12, 2001, among the Company, HMI Acquisition Corp. and Hungry Minds, Inc. (incorporated by reference to the Company's Report on Form 8-K dated as of August 12, 2001).

2.2 Scheme of Arrangement dated as of November 21, 2006, among the Company, Wiley Europe Investment Holdings Limited and Blackwell Publishing (Holdings) Limited (incorporated by reference to the Company's Report on Form 8-K dated as of November 21, 2006).

3.1 Restated Certificate of Incorporation (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1992).

3.2 Certificate of Amendment of the Certificate of Incorporation dated October 13, 1995 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1997).

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

3.4 Certificate of Amendment of the Certificate of Incorporation dated as of September 1999 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1999).

3.5 By-Laws as Amended and Restated dated as of September 2007 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.1 $300,000,000 Credit Agreement dated November 9, 2005. Form 10Q for the quarterly period ended October 31, 2005 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2005).

10.2 Credit Agreement dated as of February 2, 2007, among the Company and Bank of America, N.A., as Administrative Agent and Swing Line Lender and the Other Lenders Party Hereto (incorporated by reference to the Company's Report on Form 8-K dated as of February 8, 2007).

10.3 Agreement of the Lease dated as of June 7, 2006 between One Wiley Drive, LLC, an independent third party, as landlord and John Wiley and Sons, Inc., as Tenant (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.4 Agreement of Lease dated as of August 4, 2000, between, Block A South Waterfront Development L.L.C., as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2000).

10.5 Summary of Lease Agreement dated as of March 4, 2005, between, Investa Properties Limited L.L.C. as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2005).

10.6 Director Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement date August, 2004).

10.7 Executive Annual Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.8 2004 Key Employee Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.9 Senior executive employment Agreement to Arbitrate dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.10 Senior executive Non-competition and Non-disclosure Agreement dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.12 2005 Supplemental Executive Retirement Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.13 Form of the Fiscal Year 2009 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.14 Form of the Fiscal Year 2009 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.15 Form of the Fiscal Year 2009 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.16 Form of the Fiscal Year 2008 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2007).

10.17 Form of the Fiscal Year 2008 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2007).

10.18 Form of the Fiscal Year 2008 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2007).

10.19 Form of the Fiscal Year 2007 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2007 report on Form 10-Q).

10.20 Form of the Fiscal Year 2007 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2007 report on Form 10-Q).

10.21 Form of the Fiscal Year 2007 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2007 report on Form 10-Q).

10.22 Senior executive Employment Agreement dated as of March 1, 2003, between William J. Pesce and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.23 Senior executive Employment Agreement dated as of March 1, 2003, between Stephen A. Kippur and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.24 Senior executive Employment Agreement dated as of March 1, 2003, between Ellis E. Cousens and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.25 Senior executive Employment Agreement letter dated as of March 1, 2003, between Eric A Swanson and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.26 Senior executive Employment Agreement letter dated as of March 1, 2003, between Bonnie E. Lieberman and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.27 Deferred Compensation Plan dated as of March 1, 1995 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2008).

10.28 Deferred Compensation Plan for Directors' 2005 & After Compensation (incorporated by reference to the report on Form 8-K, filed December 21, 2005).

21* List of Subsidiaries of the Company

23* Consent of KPMG LLP.

31.1* Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOHN WILEY & SONS, INC.
(Company)

By: /s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

By: /s/ Edward J. Melando
Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

Dated: June 26, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons constituting directors of the Company on June 25, 2008.

/s/ Warren J. Baker Warren J. Baker	/s/ Eduardo R. Menascé Eduardo R. Menascé
/s/ Richard M. Hochhauser Richard M. Hochhauser	/s/ William J. Pesce William J. Pesce
/s/ Kim Jones Kim Jones	/s/ William B. Plummer William B. Plummer
/s/ Mathew S. Kissner Mathew S. Kissner	/s/ Bradford Wiley II Bradford Wiley II
/s/ Raymond McDaniel, Jr. Raymond McDaniel, Jr.	/s/ Peter Booth Wiley Peter Booth Wiley

SUBSIDIARIES OF JOHN WILEY & SONS, INC.[1]

	Jurisdiction In Which Incorporated
John Wiley & Sons International Rights, Inc.	Delaware
JWS HQ, LLC	New Jersey
JWS DCM, LLC	New Jersey
Wiley-Liss, Inc.	Delaware
Wiley Publishing Services, Inc.	Delaware
Wiley Periodicals, Inc.	Delaware
Wiley Subscription Services, Inc.	Delaware
WWL Corp.	Delaware
John Wiley & Sons (Asia) Pte. Ltd.	Singapore
John Wiley & Sons Australia, Ltd.	Australia
John Wiley & Sons Canada Limited	Canada
John Wiley & Sons (HK) Limited	Hong Kong
Wiley HMI Holdings, Inc.	Delaware
Wiley Europe Investment Holdings, Ltd.	United Kingdom
Wiley U.K. (Unlimited Co.)	United Kingdom
Wiley Europe Ltd.	United Kingdom
John Wiley & Sons, Ltd.	United Kingdom
Wiley Heyden Ltd.	United Kingdom
Wiley Distribution Services Ltd.	United Kingdom
Blackwell Publishing (Holdings) Ltd.	United Kingdom
Blackwell Publishing Ltd.	United Kingdom
Wiley Services Singapore Pte. Limited	Singapore
Blackwell Science Ltd.	United Kingdom
Blackwell Science (Overseas Holdings)	United Kingdom
Munksgaard Als	Denmark
Blackwell – Verlag GmbH	Germany
Blackwell Pub. Asia Put. Ltd.	Australia
Blackwell Science KK	Japan
Blackwell Science (HK) Ltd.	China
HMI Investment , Inc.	Delaware
Wiley Publishing Inc.	Delaware
Wiley India Private Ltd.	India
Wiley Publishing Australia Pty Ltd.	Australia
John Wiley & Sons GmbH	Germany
Wiley-VCH Verlag GmbH & Co. KGaA	Germany
GIT Verlag GmbH & Co. KG	Germany

(1) The names of other subsidiaries that would not constitute a significant subsidiary in the aggregate have been omitted.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93591, 33-60268 and 33-62605 of John Wiley & Sons, Inc. (the "Company") of our reports dated June 26, 2008, with respect to the consolidated statements of financial position of John Wiley & Sons, Inc. as of April 30, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows, for each of the years in the three-year period ended April 30, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of April 30, 2008, which reports appear in the April 30, 2008 annual report on Form 10-K of John Wiley & Sons, Inc. Our report on the consolidated financial statements refers to the Company's adoption of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," as of May 1, 2006.

/s/ KPMG LLP
New York, New York

June 26 , 2008

Exhibit 31.1

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Pesce, President and Chief Executive Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;
2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
    d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
    a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

By: /s/ William J. Pesce

William J. Pesce
President and Chief Executive Officer

Dated: June 26, 2008

Exhibit 31.2

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;
2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;
4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
    d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and
5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
    a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

By: /s/ Ellis E. Cousens

Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

Dated: June 26, 2008

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Pesce, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

Dated: June 26, 2008

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated: June 26, 2008

wiley leadership team



From left to right: William J. Pesce, William J. Arlington, Ellis E. Cousens, Warren C. Fristensky



From left to right: Timothy B. King, Stephen A. Kippur, Clifford Kline, Bonnie Lieberman



From left to right: Gary M. Rinck, Stephen Smith, Eric A. Swanson, Deborah E. Wiley

corporate governance principles

To promote the best corporate governance practices, John Wiley & Sons, Inc., adheres to the Corporate Governance Principles set forth at the Corporate Governance section on wiley.com and in the Company's Proxy (online at http://www.wiley.com/go/communications). The Board of Directors and management believe that these Principles, which are consistent with the requirements of the Securities and Exchange Commission and the New York Stock Exchange, are in the best interests of the Company, its shareholders, and other stakeholders, including colleagues, authors, customers, and suppliers. The Board is responsible for ensuring that the Company has a management team capable of representing these interests and of achieving superior business performance.

BOARD OF DIRECTORS

Peter Booth Wiley
Chairman of the Board

Warren J. Baker[3]
President
California Polytechnic State University at San Luis Obispo

Richard M. Hochhauser[2]
Retired President and Chief Executive Officer
Harte-Hanks, Inc.

Kim Jones[4]
President and Managing Director
UK and Ireland
Sun Microsystems, Inc.

Matthew S. Kissner[1,3]
President and Chief Executive Officer
The Kissner Group LLC

Raymond W. McDaniel, Jr.[2]
Chairman and Chief Executive Officer
Moody's Corporation

Eduardo Menascé[3,4]
Retired President,
Enterprise Solutions Group
Verizon Communications, Inc.

William J. Pesce[1]
President and Chief Executive Officer

William B. Plummer[1,2]
Private Investor

Bradford Wiley II[4]

[1] Executive Committee
[2] Audit Committee
[3] Compensation Committee
[4] Governance Committee

WILEY LEADERSHIP TEAM

William J. Pesce
President and Chief Executive Officer

William J. Arlington
Senior Vice President
Human Resources

Ellis E. Cousens
Executive Vice President
Chief Financial and Operations Officer

Warren C. Fristensky
Senior Vice President
Information Technology
Chief Information Officer

Timothy B. King
Senior Vice President
Planning and Development

Stephen A. Kippur
Executive Vice President and President
Professional/Trade

Clifford Kline
Senior Vice President
Customer and Product Support Operations

Bonnie Lieberman
Senior Vice President and General Manager
Higher Education

Gary M. Rinck
Senior Vice President and General Counsel

Stephen M. Smith
Senior Vice President
Europe, Middle East, & Asia and International Development

Eric A. Swanson
Senior Vice President
Scientific, Technical, Medical, and Scholarly

Deborah E. Wiley
Senior Vice President
Corporate Communications

CORPORATE AND BUSINESS OFFICERS

Mark Allin
Vice President
Wiley Asia-Pacific

Josephine Bacchi-Mourtziou
Vice President and Corporate Secretary

Peter C. Donoughue*
Managing Director
John Wiley & Sons Australia, Ltd.

Vincent Marzano
Vice President and Treasurer

Edward J. Melando
Vice President
Corporate Controller
Chief Accounting Officer

Bill Zerter
Chief Operating Officer
John Wiley & Sons Canada, Ltd.

* Retiring end of August 2008.

CORPORATE INFORMATION

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone: 800.368.5948
Email: info@rtco.com
Web site: www.rtco.com

Independent Public Accountants

KPMG LLP
345 Park Avenue
New York, NY 10154

Annual Meeting

to be held on Thursday, September 18, 2008, at 9:30 a.m. local time, at Company Headquarters, 111 River Street, Hoboken, NJ 07030-5774

Form 10K

Available from
J. Bacchi-Mourtziou
Vice President and Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Email: invest@wiley.com

Dividends

On June 18, 2008, the Board of Directors approved a quarterly dividend of $0.13 per share on both Class A Common and Class B Common shares, payable on July 15, 2008, to shareholders of record as of July 7, 2008.

Employment

John Wiley & Sons, Inc., is an equal opportunity employer.

Certifications

The Company has filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2, 32.1, and 32.2 to our annual report on Form 10-K for the fiscal year ended April 30, 2008.

Following the 2008 Annual Meeting of shareholders, the Company intends to file with the New York Stock Exchange the CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards as required by NYSE rule 303A.12. Last year the Company filed this CEO certification with NYSE on September 24, 2007, without qualification.

To contact the Non-Management Directors:

Non-Management Directors
c/o Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Mail Stop 7-02
Hoboken, NJ 07030-5774
Email: non-managementdirectors@wiley.com

Investor Relations

Brian Campbell
Director, Investor Relations
201.748.6874
brian.campbell@wiley.com

CORPORATE HEADQUARTERS & MAIN OFFICES

United States

Corporate Headquarters
111 River Street
Hoboken, NJ 07030-5774
Telephone: 201.748.6000
Facsimile: 201.748.6088
Email: info@wiley.com
Web site: www.wiley.com

350 Main Street
Commerce Place
Malden, MA 02148
Telephone: 781.388.8200
Facsimile: 781.388.8210

989 Market Street
San Francisco, CA 94103-1741
Telephone: 415.433.1740
Facsimile: 415.433.0499

10475 Crosspoint Blvd.
Indianapolis, IN 46256
Telephone: 317.572.3000
Facsimile: 317.572.4000

2121 State Avenue
Ames, IA 50014-8300
Telephone: 515.292.0140
Facsimile: 515.292.3348

U.S. Distribution Center
1 Wiley Drive
Somerset, NJ 08875-1272
Telephone: 800.225.5945
Facsimile: 732.302.2300
Email: custserv@wiley.com

U.S. Customer Care Operations Trade & Wholesale
1 Wiley Drive
Somerset, NJ 08875
Telephone: 800.225.5945
(Prompt 1)

Consumer Customer Care
10475 Crosspoint Blvd.
Indianapolis, IN 46256
Telephone: 800.434.3422

Global Technical Support
Telephone: 317.572.3994
(Prompt 2)

Canada

5353 Dundas Street West
Suite 400
Toronto, Ontario M9B 6H8
Canada
Telephone: 416.236.4433
Facsimile: 416.236.4447
Email: canada@wiley.com

Europe

The Atrium
Southern Gate, Chichester
West Sussex PO19 8SQ
England
Telephone: 44.1243.779777
Facsimile: 44.1243.775878
Email: customer@wiley.co.uk

9600 Garsington Road
Oxford, OX4 2DQ
England
Telephone: 44.1865.776868
Facsimile: 44.1865.714591

1 Rosenørns Allé
DK-1970 Frederiksberg C
Denmark
Telephone: 45.7733.3333
Facsimile: 45.7733.3377

101 George Street
Edinburgh EH2 3ES
Scotland
Telephone: 44.131.226.7232
Facsimile: 44.131.226.3803

Boschstrasse 12
D-69469 Weinheim
Germany
Telephone: 49.6201.6060
Facsimile: 49.6201.606328
Email: info@wiley-vch.de

European Distribution Center
Warehouse 1
Oldlands Way
Bognor PO22 9NQ
England
Telephone: 44.1243.843222
Facsimile: 44.1243.850250

Australia

42 McDougall Street
Milton, Queensland 4064
Australia
Telephone: 61.7.3859.9755
Facsimile: 61.7.3859.9715
Email: brisbane@johnwiley.com.au

155 Cremorne Street
Richmond, Victoria 3121
Australia
Telephone: 61.3.9274.3100
Fax: 61.3.9274.3101
Email: melbourne@johnwiley.com.au

Asia

2 Clementi Loop #02-01
Singapore 129809
Telephone: 65.6463.2400
Facsimile: 65.6463.4605
Email: enquiry@wiley.com.sg

600 North Bridge Road
#05-01 Parkview Square
(S) 188 778
Singapore
Telephone: 65.6511.8188
Facsimile: 65.6511.8288

Frontier Koishikawa Bldg, 4F
1-28-1 Koishikawa
Bunkyo-Ku, Tokyo 112-0002, Japan
Telephone: 81.3.3830.1232
Facsimile: 81.3.5689.7276

4435/7 Ansari Road
Daryaganj, New Delhi 110002, India
Telephone: 91.11.4363.0000/01
Facsimile: 91.11.2327.5895

This document is a publication of Wiley's Corporate Communications Department. An electronic version of this report is available online at www.wiley.com. Quarterly earnings results will also be posted on the site on the day they are issued; anyone who wishes to receive a print copy of any of the quarterly earnings press releases should contact J. Bacchi-Mourtziou at the address listed on this page under Form 10K.

The editorial section of this annual report is printed on Mohawk Beckett Expressions paper. This paper is made carbon neutral within Mohawk's production processes by offsetting thermal manufacturing emissions with VERs, and purchases of enough Green-e certified renewable energy certificates (RECs) to match 100% of the electricity used.

Susan Spilka Corporate Communications Director / **Bernhardt Fudyma Design Group** Concept and Design
David Prince Environment Photography / **Graytor Printing**

JOHN WILEY & SONS, INC.
111 RIVER STREET
HOBOKEN, NJ 07030-5774
201.748.6000 WWW.WILEY.COM

WILEY
KNOWLEDGE FOR GENERATIONS™

END